UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2020
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Consolidated Financial Statements of the Prudential Conglomerate

2019

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Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Statement of Financial Position of the Prudential Conglomerate on December 31 – In thousands of Reais

Assets	2019	2018
Current	603,797,576	577,735,243
Cash and due from banks (Note 4)	18,722,672	19,485,882
Interbank investments (Notes 3d and 5)	56,484,616	102,531,796
Securities purchased under agreements to resell	48,110,766	96,206,122
Interbank investments	8,373,863	6,328,042
Allowance for losses	(13)	(2,368)
Securities and derivative financial instruments (Notes 3e, 3f and 6)	139,455,029	125,456,647
Own portfolio	63,473,733	26,586,950
Securities sold under repurchase agreements – Repledge only	59,922,739	72,272,955
Derivative financial instruments (Notes 3f and 6d II)	5,478,729	13,804,497
Given in guarantee to the Brazilian Central Bank	5,197	-
Given in guarantee	8,445,094	8,615,238
Securities sold under repurchase agreements – unrestricted	2,129,537	4,177,007
Interbank accounts	100,264,885	91,631,476
Unsettled payments and receipts	9,602,643	4,012,910
Reserve requirement (Note 7):
- Reserve requirement - Brazilian Central Bank	90,622,338	87,596,916
- SFH - housing finance system	26,611	19,887
Correspondent banks	13,293	1,763
Interdepartmental accounts	239,547	144,041
Internal transfer of funds	239,547	144,041
Loans (Notes 3g and 8)	155,445,745	136,756,125
Loans:
- Public sector	25,751	38,881
- Private sector	172,910,241	155,025,029
Loans transferred under an assignment with recourse	789,841	909,392
Allowance for loan losses (Notes 3g, 8f, 8g and 8h)	(18,280,088)	(19,217,177)
Leases(Notes 3g and 8)	(22,929)	(9,531)
Leases operations and sublease receivables
- Private sector	883,569	801,433
Unearned income from leases	(842,257)	(765,959)
Allowance for leases losses (Notes 3g, 8f, 8g and 8h)	(64,241)	(45,005)
Other receivables	130,676,017	98,881,268
Receivables on sureties and guarantees honored (Note 8a-3)	685,042	167,777
Foreign exchange portfolio (Note 9a)	31,215,701	20,459,806
Receivables	2,899,214	7,083,686
Securities trading	3,155,273	1,815,557
Specific receivables	67,499	36,490
Sundry (Note 9b)	95,695,947	71,261,445
Allowance for other loan losses (Notes 3g, 8f, 8g and 8h)	(3,042,659)	(1,943,493)
Other assets (Note 10)	2,531,994	2,857,539
Other assets	3,162,460	2,933,708
Provisions	(1,904,899)	(1,672,777)
Prepaid expenses (Notes 3i and 10b)	1,274,433	1,596,608
Long-term receivables	445,103,759	407,559,670
Interbank investments (Notes 3d and 5)	1,746,147	1,397,869
Interbank investments	1,746,147	1,397,869
Securities and derivative financial instruments (Notes 3e, 3f and 6)	193,069,001	169,867,077
Own portfolio	79,184,119	113,969,911
Securities sold under repurchase agreements – Repledge only	92,621,150	54,125,125
Derivative financial instruments (Notes 3f and 6d II)	8,861,332	917,554
Given in guarantee to the Brazilian Central Bank	4,058,191	-
Privatization rights	34,384	39,273
Given in guarantee	6,449,588	576,950
Securities sold under repurchase agreements – unrestricted	1,860,237	238,264
Interbank accounts	201,382	1,263,430
Reserve requirement (Note 7):
- SFH - housing finance system	201,382	1,263,430

Bradesco     3

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Statement of Financial Position of the Prudential Conglomerate on December 31 – In thousands of Reais

Assets	2019	2018
Loans (Notes 3g and 8)	187,552,364	172,576,410
Loans:
- Public sector	4,000,000	4,000,000
- Private sector	193,024,141	175,077,005
Loans transferred under an assignment with recourse	5,688,432	7,149,860
Allowance for loan losses (Notes 3g, 8f, 8g and 8h)	(15,160,209)	(13,650,455)
Leases(Notes 3g and 8)	(95,791)	(83,335)
Lease receivables:
- Private sector	1,461,728	1,104,509
Unearned income from leases	(1,461,378)	(1,104,285)
Allowance for leases losses (Notes 3g, 8f, 8g and 8h)	(96,141)	(83,559)
Other receivables	62,465,367	62,281,616
Securities trading	548,854	621,558
Sundry (Note 9b)	61,936,904	61,727,548
Allowance for other loan losses (Notes 3g, 8f, 8g and 8h)	(20,391)	(67,490)
Other assets (Note 10)	165,289	256,603
Prepaid expenses (Notes 3i and 10b)	165,289	256,603
Permanent assets	81,163,562	76,057,124
Investments (Notes 3j and 11)	61,741,364	55,352,831
Earnings of Associates and Subsidiaries:
- In Brazil	61,357,046	54,974,562
- Overseas	347,779	335,109
Other investments	95,698	102,319
Allowance for losses	(59,159)	(59,159)
Premises and equipment (Notes 3k and 12)	5,283,434	4,644,254
Premises	111,734	172,998
Other premises and equipment	11,032,318	10,507,953
Accumulated depreciation	(5,860,618)	(6,036,697)
Leases premises and equipment (Note 12)	4,186,656	3,542,750
Leased Assets	5,775,487	5,489,242
Accumulated depreciation	(1,588,831)	(1,946,492)
Intangible assets (Notes 3l and 13)	9,952,108	12,517,289
Intangible Assets	28,328,095	27,494,505
Accumulated amortization	(18,375,987)	(14,977,216)
Total	1,130,064,897	1,061,352,037

The accompanying Notes are an integral part of these Financial Statements.

4                December 2019

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Statement of Financial Position of the Prudential Conglomerate on December 31 – In thousands of Reais

Liabilities	2019	2018
Current	645,072,936	617,950,592
Deposits (Notes 3n and 14a)	229,908,888	213,932,026
Demand deposits	39,756,343	35,482,198
Savings deposits	114,177,799	111,170,912
Interbank deposits	362,895	386,006
Time deposits (Note 14a)	75,611,851	66,892,910
Securities sold under agreements to repurchase (Notes 3n and 14b)	201,021,865	208,546,161
Own portfolio	155,471,434	133,189,778
Third-party portfolio	38,655,168	66,700,064
Unrestricted portfolio	6,895,263	8,656,319
Funds from issuance of securities (Note 14c)	86,273,499	66,217,948
Mortgage and real estate notes, letters of credit and others	84,351,460	64,927,439
Securities issued overseas	1,454,949	786,514
Structured Operations Certificates	467,090	503,995
Interbank accounts	29,486,267	24,355,267
Unsettled payments and receipts	27,585,541	22,988,512
Correspondent banks	1,900,726	1,366,755
Interdepartmental accounts	5,408,801	5,770,638
Third-party funds in transit	5,408,801	5,770,638
Borrowing (Note 15a)	27,431,126	27,906,561
Borrowing overseas	27,431,126	27,906,561
On-lending in Brazil - official institutions (Note 15b)	6,706,385	7,631,435
National treasury	136,901	105,725
BNDES	2,382,449	2,419,524
FINAME	4,185,716	5,104,742
Other institutions	1,319	1,444
Derivative financial instruments (Notes 3f and 6d II)	4,085,732	15,575,014
Derivative financial instruments	4,085,732	15,575,014
Other liabilities	54,750,373	48,015,542
Payment of taxes and other contributions	571,032	512,445
Foreign exchange portfolio (Note 9a)	15,488,770	5,554,384
Social and statutory	895,728	4,941,359
Tax and social security (Note 18a)	2,586,849	2,086,429
Securities trading	4,730,301	3,242,839
Financial and development funds	1,299	1,299
Subordinated debts (Note 17)	325,871	6,471,550
Sundry (Note 18b)	30,150,523	25,205,237
Long-term liabilities	350,902,372	321,849,952
Deposits (Notes 3n and 14a)	141,832,226	130,117,548
Interbank deposits	7,088	24,969
Time deposits (Note 14a)	141,825,138	130,092,579
Securities sold under agreements to repurchase (Notes 3n and 14b)	1,874,682	939,212
Own portfolio	1,874,682	939,212
Funds from issuance of securities (Note 14c)	100,024,352	96,405,010
Mortgage and real estate notes, letters of credit and others	97,431,785	92,926,316
Securities issued overseas	1,935,098	3,326,073
Structured Operations Certificates	657,469	152,621
Borrowing (Note 15a)	1,874,530	1,808,215
Borrowing overseas	1,874,530	1,808,215
On-lending in Brazil - official institutions (Note 15b)	15,764,959	17,538,623
BNDES	7,857,620	8,315,761
FINAME	7,907,191	9,222,862
Other institutions	148	-
Derivative financial instruments (Notes 3f and 6d II)	10,018,678	549,487
Derivative financial instruments	10,018,678	549,487
Other liabilities	79,512,945	74,491,857
Tax and social security (Note 18a)	4,581,517	2,396,031
Subordinated debts (Note 17)	12,284,511	12,188,392
Eligible Debt Capital Instruments (Note 17)	36,707,680	34,992,913

Bradesco     5

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Statement of Financial Position of the Prudential Conglomerate on December 31 – In thousands of Reais

Liabilities	2019	2018
Sundry (Note 18b)	25,939,237	24,914,521
Deferred income	303,901	357,364
Deferred income	303,901	357,364
Non-controlling interests in subsidiaries (Note 19)	62,467	73,260
Shareholders' equity (Note 20)	133,723,221	121,120,869
Capital:
- Domiciled in Brazil	74,624,434	66,668,912
- Domiciled overseas	475,566	431,088
Capital reserves	11,441	11,441
Profit reserves	52,407,209	53,688,370
Asset valuation adjustments	6,645,085	761,572
Treasury shares (Note 20d)	(440,514)	(440,514)
Total	1,130,064,897	1,061,352,037

The accompanying Notes are an integral part of these Financial Statements.

6                December 2019

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Statement of Income of the Prudential Conglomerate on December 31 – In thousands of Reais

	2019		2018
	2nd semester	Year ended	Year ended
Revenue from financial intermediation	52,349,739	109,113,429	102,366,983
Loans (Note 8j)	38,368,077	75,373,980	70,103,617
Leases (Note 8j)	764,369	1,415,309	1,442,785
Operations with securities (Note 6g)	12,182,760	27,534,582	31,276,145
Income from derivative financial instruments (Note 6g)	(420,936)	(583,031)	(6,079,321)
Foreign exchange operations (Note 9a)	1,016,244	2,412,481	1,637,575
Reserve requirement (Note 7b)	2,045,207	4,327,390	3,966,507
Sale or transfer of financial assets	(1,605,982)	(1,367,282)	19,675

Expenses from financial intermediation	34,666,835	67,746,158	72,754,619
Retail and professional market funding (Note 14e)	19,436,002	39,792,872	41,469,233
Borrowing and on-lending (Note 15c)	6,432,240	8,048,502	11,843,283
Leases (Note 8j)	626,797	1,155,627	1,184,585
Allowance for loan losses (Notes 3g, 8g and 8h)	8,171,796	18,749,157	18,257,518

Gross income from financial intermediation	17,682,904	41,367,271	29,612,364

Other operating income (expenses)	(19,405,157)	(29,610,753)	(9,232,081)
Fee and commission income (Note 21)	13,905,352	26,960,835	25,387,276
Other fee and commission income	9,760,400	18,803,577	17,427,324
Income from banking fees	4,144,952	8,157,258	7,959,952
Payroll and related benefits (Note 22)	(13,015,448)	(22,386,066)	(17,322,334)
Other administrative expenses (Note 23)	(11,626,576)	(22,353,874)	(21,674,319)
Tax expenses (Note 24)	(2,876,497)	(5,621,843)	(5,017,238)
Equity in the earnings (losses) of unconsolidated and jointly controlled companies (Note 11)	7,209,641	11,056,301	16,783,480
Other operating income (Note 25)	2,450,164	5,476,769	6,321,420
Other operating expenses (Note 26)	(15,451,793)	(22,742,875)	(13,710,366)
Operating profit	(1,722,253)	11,756,518	20,380,283
Non-operating income (loss) (Note 27)	(196,306)	(497,399)	(897,974)
Income before income tax and social contribution and non-controlling interests	(1,918,559)	11,259,119	19,482,309
Income tax and social contribution (Notes 31a and 31b)	12,646,784	11,339,034	(384,485)
Current income tax	466,003	(1,664,246)	(1,094,109)
Current Social Contribution	259,107	(998,547)	(875,287)
Deferred Tax	11,921,674	14,001,827	1,584,911
Non-controlling interests in subsidiaries	(8,131)	(15,538)	(12,871)
Net income	10,720,094	22,582,615	19,084,953

The accompanying Notes are an integral part of these Financial Statements.

Bradesco     7

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Statement of Changes in Shareholders’ Equity – In thousands of Reais

Events	Capital	Capital reserves	Profit reserves		Asset valuation adjustments	Treasury shares	Retained earnings	Total
		Share premium	Legal	Statutory
Balance on December 31, 2017	59,100,000	11,441	7,540,016	42,361,997	1,884,536	(440,514)	-	110,457,476
Capital increase with reserves	8,000,000	-	-	(8,000,000)	-	-	-	-
Asset valuation adjustments	-	-	-	-	(1,122,964)	-	-	(1,122,964)
Net income	-	-	-	-	-	-	19,084,953	19,084,953
Allocations:
- Reserves	-	-	954,247	10,832,110	-	-	(11,786,357)	-
- Interest on Shareholders’ Equity Paid	-	-	-	-	-	-	(7,298,596)	(7,298,596)
Balance on December 31, 2018	67,100,000	11,441	8,494,263	45,194,107	761,572	(440,514)	-	121,120,869
Capital increase with reserves	8,000,000	-	-	(8,000,000)	-	-	-	-
Asset valuation adjustments	-	-	-	-	5,883,513	-	-	5,883,513
Net income	-	-	-	-	-	-	22,582,615	22,582,615
Allocations:
- Reserves	-	-	1,129,131	13,589,708	-	-	(14,718,839)	-
- Interest on Shareholders’ Equity Paid	-	-	-	-	-	-	(7,372,858)	(7,372,858)
- Dividends Paid	-	-	-	(8,000,000)	-	-	(490,918)	(8,490,918)
Balance on December 31, 2019	75,100,000	11,441	9,623,394	42,783,815	6,645,085	(440,514)	-	133,723,221

The accompanying Notes are an integral part of these Financial Statements.

8                December 2019

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Statement of Added Value of the Prudential Conglomerate on December 31 – In thousands of Reais

Description	2nd semester	%	2019	%	2018	%
1 – Revenue	44,886,321	107.7	99,562,563	238.9	101,220,348	229.8
1.1) Financial intermediation	52,349,739	125.6	109,113,429	261.8	102,366,983	232.4
1.2) Fees and commissions	13,905,352	33.4	26,960,835	64.7	25,387,276	57.6
1.3) Allowance for loan losses	(8,171,796)	(19.6)	(18,749,157)	(45.0)	(18,257,518)	(41.4)
1.4) Other	(13,196,974)	(31.7)	(17,762,544)	(42.6)	(8,276,393)	(18.8)
2 – Financial intermediation expenses	(26,495,039)	(63.6)	(48,997,001)	(117.6)	(54,497,101)	(123.7)
3 – Inputs acquired from third-parties	(7,908,243)	(19.0)	(15,020,441)	(36.0)	(14,470,957)	(32.8)
Outsourced services	(2,319,363)	(5.6)	(4,375,330)	(10.5)	(4,240,041)	(9.6)
Data processing	(1,195,409)	(2.9)	(2,372,240)	(5.7)	(2,429,828)	(5.5)
Communication	(732,200)	(1.8)	(1,455,629)	(3.5)	(1,448,900)	(3.3)
Asset maintenance	(612,392)	(1.5)	(1,165,523)	(2.8)	(1,129,485)	(2.6)
Financial system services	(540,440)	(1.3)	(1,055,684)	(2.5)	(934,416)	(2.1)
Advertising and marketing	(680,400)	(1.6)	(1,119,654)	(2.7)	(957,351)	(2.2)
Security and surveillance	(375,121)	(0.9)	(744,033)	(1.8)	(748,577)	(1.7)
Transport	(392,208)	(0.9)	(760,270)	(1.8)	(737,162)	(1.7)
Material, water, electricity and gas	(300,958)	(0.7)	(606,849)	(1.5)	(594,690)	(1.3)
Travel	(144,243)	(0.3)	(242,937)	(0.6)	(228,680)	(0.5)
Other	(615,509)	(1.5)	(1,122,292)	(2.7)	(1,021,827)	(2.3)
4 – Gross added value (1-2-3)	10,483,039	25.2	35,545,121	85.3	32,252,290	73.2
5 – Depreciation and amortization	(2,541,168)	(6.1)	(4,922,256)	(11.8)	(4,979,855)	(11.3)
6 – Net added value produced by the entity (4-5)	7,941,871	19.1	30,622,865	73.5	27,272,435	61.9
7 – Added value received through transfer	7,209,641	17.3	11,056,301	26.5	16,783,480	38.1
Share of profit (loss) of unconsolidated and jointly controlled companies	7,209,641	17.3	11,056,301	26.5	16,783,480	38.1
8 – Added value to distribute (6+7)	15,151,512	36.4	41,679,166	100.0	44,055,915	100.0
9 – Added value distributed	15,151,512	36.4	41,679,166	100.0	44,055,915	100.0
9.1) Personnel	11,892,422	28.5	20,189,056	48.4	15,282,463	34.7
Salaries	4,890,790	11.7	9,184,091	22.0	7,795,742	17.7
Benefits	3,369,899	8.1	5,491,089	13.2	3,954,160	9.0
Government Severance Indemnity Fund for Employees (FGTS)	597,269	1.4	970,914	2.3	706,841	1.6
Other	3,034,464	7.3	4,542,962	10.9	2,825,720	6.4
9.2) Tax, fees and contributions	(8,646,300)	(20.7)	(3,519,220)	(8.4)	7,441,594	16.9
Federal	(9,270,295)	(22.2)	(4,852,311)	(11.6)	6,225,705	14.1
State	10,542	-	15,639	-	8,040	-
Municipal	613,453	1.5	1,317,452	3.2	1,207,849	2.7
9.3) Remuneration for providers of capital	1,177,165	2.8	2,411,177	5.8	2,234,034	5.1
Rental	873,188	2.1	1,715,899	4.1	1,626,564	3.7
Asset leases	303,977	0.7	695,278	1.7	607,470	1.4
9.4) Value distributed to shareholders	10,728,225	25.7	22,598,153	54.2	19,097,824	43.3
Interest on Shareholders’ Equity/Dividends paid and/or provisioned	3,929,672	9.4	7,863,776	18.9	7,298,596	16.6
Retained earnings	6,790,422	16.3	14,718,839	35.3	11,786,357	26.8
Non-controlling interests in retained earnings	8,131	-	15,538	-	12,871	-

The accompanying Notes are an integral part of these Financial Statements.

Bradesco     9

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Statement of Cash Flow of the Prudential Conglomerate on December 31 – In thousands of Reais

	2019		2018
	2nd semester	Year ended	Year ended
Cash flow from operating activities:
Income before income taxes	(1,918,559)	11,259,119	19,482,309
Adjustments to net income before income taxes	12,112,710	21,379,962	34,970,948
Effect of changes in exchange rates in cash and cash equivalents	(441,860)	(730,477)	(716,246)
Allowance for loan losses	8,171,796	18,749,157	18,257,518
Depreciation and amortization	2,541,168	4,922,256	4,979,855
(Reversion)/Constitution Impairment losses of assets	3,485,139	3,571,012	1,066,200
Expenses/ reversal with civil, labor and tax provisions	6,739,997	8,621,094	3,634,696
Share of profit (loss) of unconsolidated and jointly controlled companies	(7,209,641)	(11,056,301)	(16,783,480)
(Gain)/loss on sale of investments	58	58	-
(Gain)/loss on sale of fixed assets	4,924	2,326	63,115
(Gain)/loss on sale of foreclosed assets	198,574	350,285	549,851
Foreign exchange variation of assets and liabilities overseas/Other	(1,377,445)	(3,049,448)	23,919,439
Net income before taxes after adjustments	10,194,151	32,639,081	54,453,257
(Increase)/Decrease in interbank investments	(3,471,318)	(2,236,758)	79
(Increase)/Decrease in trading securities and derivative financial instruments	(4,378,515)	(8,572,112)	2,679,216
(Increase)/Decrease in interbank and interdepartmental accounts	1,541,774	127,718	(511,740)
(Increase)/Decrease in loans and leases	(24,215,276)	(52,825,966)	(40,974,449)
(Increase)/Decrease in other receivables and other assets	4,230,744	(19,465,714)	(19,500,702)
(Increase)/Decrease in reserve requirement - Central Bank	(3,760,228)	(3,025,422)	(20,882,690)
Increase/(Decrease) in deposits	38,114,958	27,691,540	77,367,048
Increase/(Decrease) in securities sold under agreements to repurchase	(5,533,808)	(6,588,826)	(39,072,710)
Increase/(Decrease) in borrowings and on-lending	(3,383,557)	(3,107,834)	5,594,973
Increase/(Decrease) in other liabilities	(15,474,453)	9,247,490	(6,417,292)
Increase/(Decrease) in deferred income	(45,374)	(53,463)	(30,223)
Income tax and social contribution paid	(1,688,948)	(3,909,500)	(2,746,145)
Net cash provided by/(used in) operating activities	(7,869,850)	(30,079,766)	9,958,622
Cash flow from investing activities:
Maturity of and interest on held-to-maturity securities	1,457,296	4,076,856	2,453,986
Sale of/maturity of and interest on available-for-sale securities	36,744,552	112,319,877	117,484,407
Proceeds from sale of foreclosed assets	200,960	540,435	645,794
Sale of investments	6,564	6,564	179,176
Sale of premises and equipment	304,466	699,227	296,766
Purchases of available-for-sale securities	(64,219,360)	(125,215,700)	(136,643,975)
Purchases of held-to-maturity securities	-	-	(35,768,558)
Investment acquisitions	(1,000)	(5,000)	(279,111)
Purchase of premises and equipment	(1,653,961)	(2,463,012)	(1,747,900)
Intangible asset acquisitions	(1,385,322)	(2,892,794)	(3,875,330)
Dividends and interest on shareholders’ equity received	6,863,519	6,887,852	5,116,246
Net cash provided by/(used in) investing activities	(21,682,286)	(6,045,695)	(52,138,499)
Cash flow from financing activities:
Funds from issuance of securities	45,252,925	91,173,100	95,196,518
Settlement and interest payments of funds from issuance of securities	(42,911,154)	(78,106,264)	(91,035,793)
Issuance of subordinated debt	-	-	10,890,606
Settlement and interest payments of subordinated debts	(7,686,101)	(8,593,243)	(12,947,073)
Dividends and interest on shareholders’ equity paid	(13,005,788)	(17,751,148)	(6,483,196)
Non-controlling interest	(22,087)	(26,331)	42,261
Net cash provided by/(used in) financing activities	(18,372,205)	(13,303,886)	(4,336,677)
Net increase/(decrease) in cash and cash equivalents	(47,924,341)	(49,429,347)	(46,516,554)
Cash and cash equivalents - at the beginning of the period	108,882,296	110,098,685	155,898,993
Effect of changes in exchange rates in cash and cash equivalents	441,860	730,477	716,246
Cash and cash equivalents - at the end of the period	61,399,815	61,399,815	110,098,685
Net increase/(decrease) in cash and cash equivalents	(47,924,341)	(49,429,347)	(46,516,554)

The accompanying Notes are an integral part of these  Financial Statements.

10                December 2019

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Notes to Financial Statements of the Prudential Conglomerate are as follows:

Bradesco     11

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

1)       OPERATIONS

Banco Bradesco S.A. (Bradesco), Institution leading conglomerate Prudential, is a private-sector publicly traded company and universal bank that, through its commercial, foreign exchange, consumer financing and housing loan portfolios, carries out all the types of banking activities for which it has authorization. The Bank is involved in a number of other activities, either directly or indirectly, through its subsidiaries, specifically leasing, investment banking, brokerage, consortium management, credit cards, real estate projects, insurance, pension plans and capitalization bonds. All these activities are undertaken by the various companies in the Bradesco Organization (Organization), working together in an integrated manner in the market.

2)       PRESENTATION OF THE FINANCIAL STATEMENTS

The Financial Statements of the Prudential Conglomerate were prepared to comply with the requirements of Resolution No. 4,280/13 of the National Monetary Council (CMN) and additional rules of the Brazilian Central Bank (Bacen). Thus, specific requirements were applied when consolidating the financial statements of Bradesco, its foreign branches, subsidiaries and investment funds. These  requirements are not necessarily the same as those established by corporate law.

For the preparation of these consolidated financial statements, equity interests, balances of balance sheet accounts, revenues, expenses and unrealized gains were eliminated and net income and shareholders’ equity attributable to the non-controlling shareholders were accounted for in a separate line. Investments in companies in which shareholding control is shared with other shareholders are accounted for using the equity method. Goodwill on acquisitions of investments in subsidiaries / affiliates and jointly controlled companies is presented in investments and intangible assets (Note 13a).

The financial statements include estimates and assumptions, which are reviewed at least annually, such as: the calculation of estimated loan losses; fair value estimates of certain financial instruments; civil, tax and labor provisions; impairment losses of securities classified as available-for-sale and held-to-maturity securities and non-financial assets; and the determination of the useful life of specific assets. Actual results may differ from those based on estimates and assumptions. In 2019, the revision of these assumptions resulted in the improvement of the evaluation and the constitution of certain provisions, the effects of which are shown in notes 11, 13, 16 and 18c.

Bradesco’s financial statements of the Prudential Conglomerate were approved by the Board of Executive Officers on March 26, 2020.

Below are the significant directly and indirectly owned companies and investment funds included in the financial statements of the Prudential Conglomerate:

	On December 31
	Activity	Equity interest
		2019	2018
Financial Institutions
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	100.00%	100.00%
Banco Alvorada S.A. (1)	Banking	-	100.00%
Banco Bradescard S.A.	Cards	100.00%	100.00%
Banco Bradesco Argentina S.A.U (2)	Banking	100.00%	100.00%
Banco Bradesco BBI S.A.	Investment bank	99.96%	99.96%
Banco Bradesco BERJ S.A.	Banking	100.00%	100.00%
Banco Bradesco Cartões S.A. (3)	Cards	-	100.00%
Banco Bradesco Europa S.A. (2)	Banking	100.00%	100.00%
Banco Bradesco Financiamentos S.A.	Banking	100.00%	100.00%
Banco Bradesco S.A. New York Branch (2)	Banking	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (2) (4)	Banking	100.00%	100.00%
Banco Losango S.A.	Banking	100.00%	100.00%
Bradesco-Kirton Corretora de Câmbio S.A.	Exchange Broker	99.97%	99.97%
Bradesco Leasing S.A. Arrendamento Mercantil	Leases	100.00%	100.00%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%	100.00%
Bradesco Securities Hong Kong Limited (2)	Brokerage	100.00%	100.00%
Bradesco Securities, Inc. (2)	Brokerage	100.00%	100.00%

12                December 2019

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

	On December 31
	Activity	Equity interest
		2019	2018
Bradesco Securities, UK. Limited (2)	Brokerage	100.00%	100.00%
Bradescard México, sociedad de Responsabilidad Limitada (5)	Cards	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	Asset management	100.00%	100.00%
BEC - Distribuidora de Títulos e Valores Mobiliários Ltda.	Asset management	100.00%	100.00%
BEM - Distribuidora de Títulos e Valores Mobiliários Ltda.	Asset management	100.00%	100.00%
Cidade Capital Markets Ltd. (2)	Banking	100.00%	100.00%
Crediare S.A. Crédito, Financiamento e Investimento	Banking	50.00%	50.00%
Kirton Bank S.A.	Banking	100.00%	100.00%
Nova Marília Administração de Bens Móveis e Imóveis Ltda.	Asset management	100.00%	100.00%
Serel Participações em Imóveis S.A.	Asset management	100.00%	100.00%
Consortium Management
Bradesco Administradora de Consórcios Ltda.	Consortium management	100.00%	100.00%
Payment Institutions
Alvorada Administradora de Cartões Ltda.	Services	100.00%	100.00%
Bankpar Consultoria e Serviços Ltda.	Services	100.00%	100.00%
BCN - Consultoria, Adm. Bens, Serv. e Publicidade Ltda.	Services	100.00%	100.00%
Tempo Serviços Ltda.	Services	100.00%	100.00%
RCB Investimentos S.A. (6)	Holding	65.00%	65.00%
RCB Portfolios Ltda. (6)	Resource Manager	100.00%	100.00%
Itapeva Recuperação de Créditos Ltda. (6)	Credit Recoverer	100.00%	100.00%
MPO Processadora de Pagamentos Móveis S.A. (7)	Services	100.00%	-
Securitization Companies
Alvorada Cia. Securitizadora de Créditos Financeiros	Credit acquisition	100.00%	100.00%
Alvorada Serviços e Negócios Ltda.	Credit acquisition	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	Credit acquisition	100.00%	100.00%
Investment Funds (8)
Bradesco F.I. Referenciado DI Uniao	Investment Fund	91.63%	79.15%
Bradesco F.I.C.F.I. Referenciado DI Galáxia	Investment Fund	100.00%	100.00%
Bradesco F.I. Mult. Cred. Priv. Inv. Exterior Pioneiro	Investment Fund	100.00%	100.00%
Alpha F.I. Mult. Créd. Priv. Inv. no Exterior	Investment Fund	100.00%	100.00%
Bradesco F.I. Mult. Cred. Priv. Inv. Exterior Andromeda	Investment Fund	100.00%	100.00%
Fundo de Investimento Referenciado DI GJ	Investment Fund	100.00%	100.00%
Bradesco Procyon Fund Ltd.	Investment Fund	100.00%	100.00%
Bradesco FIM Cred Priv IE - RV Local	Investment Fund	100.00%	100.00%
F II - Fundo de Investimento RF Cred Privado	Investment Fund	100.00%	100.00%
Bradesco F.I. Referenciado DI Performance	Investment Fund	100.00%	100.00%

(1) Company merged into Kirton Bank S.A. in April 2019;

(2) The functional currency of these companies abroad is the Real;

(3) Company merged into Banco Bradesco S.A. in August 2019;

(4) The special purpose entity International Diversified Payment Rights Company is being consolidated. The company is part of a structure set up for the securitization of the future flow of payment orders received overseas;

(5) The functional currency of this company is the Mexican Peso;

(6) Companies acquired in December 2018;

(7) Acquisition of the entire share in December 2019, now holds control of the company; and

(8) The investment funds in which Bradesco assumes or substantially retains the risks and benefits were consolidated.

Bradesco     13

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

3)   SIGNIFICANT ACCOUNTING PRACTICES

a)   Functional and presentation currencies

Financial statements of Prudential Conglomerate are presented in Brazilian reais, which is also Bradesco’s functional currency. Foreign branches and subsidiaries are mainly a continuation of activities in Brazil, and, therefore has the real as functional currency and assets, liabilities and profit or loss are translated into Brazilian reais using the appropriate currency exchange rate, to comply with accounting practices adopted in Brazil. Foreign currency translation gains and losses arising are recognized in the period’s statement of income in the lines “Derivative Financial Instruments” and “Borrowing and On-lending”.

b)   Income and expense recognition

Income and expenses are recognized on an accrual basis in order to determine the net income for the period to which they relate, regardless of when the funds are received or paid.

Fixed rate contracts are recognized at their redemption value with the income or expense relating to future periods being recognized as a deduction from the corresponding asset or liability. Finance income and costs are recognized daily on a pro-rata basis and calculated using the compounding method, except when they relate to discounted notes or to foreign transactions, which are calculated using the straight-line method.

Floating rate and foreign-currency-indexed contracts are adjusted for interest and foreign exchange rates applicable at the reporting date.

c)   Cash and cash equivalents

Cash and cash equivalents include: funds available in currency, investments in gold, securities sold under agreements to repurchase and interest-earning deposits in other banks, maturing in 90 days or less, from the time of the acquisition, which are exposed to insignificant risk of change in fair value. These funds are used by Bradesco to manage its short-term commitments.

Cash and cash equivalents detailed balances are presented in Note 4.

d)   Interbank investments

Unrestricted repurchase and reverse repurchase agreements are stated at their fair value. All other interbank investments are stated at cost, plus income earned up to the end of the reporting period, net of any devaluation allowance, if applicable.

The breakdown, terms and proceeds relating to interbank investments are presented in Note 5.

e)   Securities – Classification

•      Trading securities – securities acquired for the purpose of being actively and frequently traded. They are recognized at cost, plus income earned and adjusted to fair value with changes recognized in the Statement of Income for the period;

•      Available-for-sale securities – securities that are not specifically intended for trading purposes or to be held to maturity. They are recognized at cost, plus income earned, which is recognized in profit or loss in the period and adjusted to fair value with changes recognized in shareholders’ equity, net of tax, which will be transferred to the Statement of Income only when effectively realized; and

•      Held-to-maturity securities – securities for which there is positive intent and financial capacity to hold to maturity. They are recognized at cost, plus income earned recognized in the Statement of Income for the period.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. If market

14                December 2019

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

prices are not available, fair values are based on traders’ quotations, pricing models, discounted cash flows or similar techniques to determine the fair value and may require judgment or significant estimates by Management.

Classification, breakdown and segmentation of securities are presented in Note 6.

f)    Derivative financial instruments (assets and liabilities)

Derivative financial instruments are designed to meet the Company´s own needs to manage Bradesco´s global exposure, as well to meet customer requests, in order to manage its positions.

The transactions are recorded at their fair value considering the mark-to-market methodologies adopted by Bradesco, and their adjustment can be recorded in the statement of income or equity, depending on the classification as accounting hedge (and the category of accounting hedge) or as an economic hedge.

Derivative financial instruments used to mitigate the risks of exposures in currencies, indexes, prices, rates or indexes are considered as hedge instruments, whose objectives are: (i) to ensure exposures remain with risk limits; (ii) change, modify or reverse positions due to market changes and operational strategies; and (iii) reduce or mitigate exposures of transactions in inactive markets, under stress or low liquidity conditions.

Instruments designated for hedge accounting purposes are classified according to their nature in:

•      Market risk hedge: the gains and losses, realized or not, of the financial instruments classified in this category as well as the financial assets and liabilities, that are the object of the hedge, are recognized in the Statement of Income; and

•      Cash flow hedge: the effective portion of valuation or devaluation of the financial instruments classified in this category is recognized, net of taxes, in a specific account in shareholders’ equity. The ineffective portion of the hedge is recognized directly in the Statement of Income; and

•      Hedge of net investment in foreign operations - the financial instruments classified in this category are intended to hedge the exchange variation of investments abroad, whose functional currency is different from the national currency, and are accounted for in accordance with the accounting procedures applicable to the hedge category of cash flow, that is, with the effective portion recognized in shareholders' equity, net of tax effects, and the non-effective portion recognized in income for the period.

For derivatives classified in the hedge accounting category, there is a follow-up of: (i) strategy effectiveness, through prospective and retrospective effectiveness tests, and (ii) mark-to-market of hedge instruments.

A breakdown of amounts included as derivative financial instruments, in the statement of financial position and off-balance-sheet accounts, is disclosed in Note 6.

g)   Loans and leasing, advances on foreign exchange contracts, other receivables with credit characteristics and allowance for loan losses

Loans and leasing, advances on foreign exchange contracts and other receivables with credit characteristics are classified by risk level, based on: (i) the parameters established by CMN Resolution No. 2,682/99, which requires risk ratings to have nine levels, from “AA” (minimum risk) to “H” (maximum risk) considering, among other things, the delay levels (as described in table below); and (ii) Management’s assessment of the risk level. This assessment, which is carried out regularly, considers current economic conditions and past experience with loan losses, as well as specific and general risks relating to operations, debtors and guarantors.

Bradesco     15

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Past-due period (1)	Customer rating
● from 15 to 30 days	B
● from 31 to 60 days	C
● from 61 to 90 days	D
● from 91 to 120 days	E
● from 121 to 150 days	F
● from 151 to 180 days	G
● more than 180 days	H

(1)   For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by CMN Resolution No. 2,682/99.

Interest and inflation adjustments on past-due transactions are only recognized in the Statement of Income up to the 60th day that they are past due.

H-rated past-due transactions remain at this level for six months, after which they are written-off against the existing allowance and controlled in off-balance-sheet accounts for at least five years.

Renegotiated operations are maintained at least at the same rating in which they were classified on the date of renegotiation.

Operation renegotiations already written-off against the allowance and that were recognized in off-balance-sheet accounts, are rated as level “H” and any possible gains derived from their renegotiation are recognized only when they are effectively received. When there is a significant repayment on the operation or when new material facts justify a change in the level of risk, the loan may be reclassified to a lower risk category.

The estimated allowance for loan losses is calculated to sufficiently cover probable losses, according to CMN and Bacen standards and instructions, together with Management’s assessment of the credit risk.

The classification of the generally loans to the same economic client or group is defined as the one that presents the highest risk. In exceptional cases, different ratings for a particular loan are accepted according to the nature, value, purpose of the loan and characteristics of the guarantees.

Type, values, terms, levels of risk, concentration, economic sector of client’s activity, renegotiation and income from loans, as well as the breakdown of expenses and statement of financial position accounts for the allowance for loan losses are presented in Note 8.

Leasing

The portfolio of leasing operations consists of contracts firmed with the support of Decree No. 140/84, of the Ministry of Finance and are accounted for in accordance with the standards established by Bacen, as follows:

I-     Leases receivable

Reflect the balance of installments receivable, restated according to the indexes and criteria established by contractual agreement.

II-   Unearned income from leasing and Guaranteed Residual Value (GRV)

Are recorded at the contractual amount, conversely to adjusted accounts of unearned revenues from leasing and Residual value to balance, both submitted through negotiated conditions.

The GRV received in advance is recorded in Other Liabilities – Creditors by Anticipation of the Residual Value until the date of contractual termination.

III-  Leased fixed assets

It is recorded at acquisition cost, minus the accrued depreciations. The depreciation is calculated using the linear method, with the benefit of a 30% reduction in the normal life cycle of the asset, provisioned in the current legislation. The main annual rates of depreciation used, as base for this

16                December 2019

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

reduction, are the following: vehicles and the like, 20%; furniture and utensils, 10%; machinery and equipment, 10%; and other assets, 10% and 20%.

IV-  Losses on leases

The losses recorded in the sale of leased assets are deferred and amortized over the remaining normal life cycle of assets, and are shown along with the Leased Fixed Assets (Note 8k).

V-   Excessive (insufficient) depreciation

The accounting records of leasing operations are maintained as legal requirements, specific for this type of operation. The procedures adopted and summarized in items "II" to "IV" above differ from the accounting practices provisioned in Brazilian corporate law, especially concerning the regime of competence in the record of revenues and expenses related to lease contracts. As a result, in accordance with Bacen Circular No. 1,429/89, the present value of outstanding leasing installments was calculated, using the internal rate of return of each contract, recording a leasing revenue or expenditure, conversely to the entries of excessive or insufficient depreciation, respectively, recorded in Permanent Assets, with the objective of adapting the leasing operations to the regime of competence (Note 8k).

h)   Income tax and social contribution (assets and liabilities)

Deferred tax assets, calculated on income tax losses, social contribution losses and temporary differences, are recognized in “Other Receivables - Sundry” and the deferred tax liabilities on tax differences in leasing depreciation (applicable only for income tax), fair value adjustments on securities, inflation adjustment of judicial deposits, among others, are recognized in “Other Liabilities - Tax and Social Security”, in which for the differences in leasing depreciation only the income tax rate is applied.

Deferred tax assets on temporary differences are realized when the difference between the accounting treatment and the income tax treatment reverses. Deferred tax assets on income tax and social contribution losses are realizable when taxable income is generated, up to the 30% limit of the taxable profit for the period. Deferred tax assets are recognized based on current expectations of realization considering technical studies and analyses carried out by Management.

The provision for income tax is calculated at 15% of taxable income plus a 10% surcharge. For financial companies, for companies considered as such, the social contribution on the profit was calculated until August 2015, considering the rate of 15%.

For the period between September 2015 and December 2018, the rate was changed to 20%, according to Law No. 13,169/15 and the rate is 15% again as from January 2019. In November 2019, Constitutional Amendment No. 103 was enacted, which establishes in Article 32, the increase in the social contribution rate on the net profit of “Banks” from 15% to 20%, effective from March 2020. For the other companies, the social contribution is calculated considering the rate of 9%.

Provisions were recognized for other income tax and social contribution in accordance with specific applicable legislation.

The breakdown of income tax and social contribution, showing the calculations, the origin and expected use of deferred tax assets, as well as unrecognized deferred tax assets, is presented in Note 31.

i)    Prepaid expenses

Prepaid expenses consist of funds already disbursed for future benefits or services, which are recognized in the profit or loss on an accrual basis.

Incurred costs relating to assets that will generate revenue in subsequent periods are recognized in the Statement of Income according to the terms and the amount of expected benefits and directly recognized in the Statement of Income when the corresponding assets or rights are no longer part of the institution’s assets or when future benefits are no longer expected.

Bradesco     17

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

In the case of the remuneration paid for the origination of credit operations or leasing to the banking correspondents related to credit operations originated during 2015 and 2016, Bradesco opted to recognize part of the total value of compensation, pursuant to the provisions of Bacen Circular No. 3,738/14. As of 2017, the remuneration mentioned is fully recognized as an expense.

Prepaid expenses are shown in detail in Note 10b.

j)    Investments

Investments in unconsolidated and jointly controlled companies, where Bradesco has significant influence over the investee or holds at least 20% of the voting rights, are accounted for using the equity method.

Tax incentives and other investments are stated at cost, impairment, where applicable.

The composition of unconsolidated and jointly controlled companies, as well as other investments, are disclosed in Note 11.

k)   Premises and equipment

Relates to the tangible assets used by the Bank in its activities.

Premises and equipment are stated at acquisition cost, net of accumulated depreciation, calculated by the straight-line method based on the assets’ estimated economic useful life, using the following rates: real estate – 4% per annum; installations, furniture, equipment for use, security systems and communications – 10% per annum; transport systems – 10% to 20% per annum; and data processing systems – 20% to 40% per annum, and adjusted for impairment, when applicable.

The breakdown of asset costs and their corresponding depreciation, as well as the unrecognized surplus value for real estate and the fixed asset ratios, are disclosed in Note 12.

l)    Intangible assets

Relates to the right over intangible assets used by the Bank in its activities.

Intangible assets comprise:

•      Future profitability/acquired client portfolio and acquisition of right to provide banking services: they are recognized and amortized over the period in which the asset will directly and indirectly contribute to future cash flows and adjusted for impairment, where applicable; and

•      Software: stated at cost less amortization calculated on a straight-line basis over the estimated useful life (20% p.a.), from the date it is available for use and adjusted for impairment, where applicable. Internal software development costs are recognized as an intangible asset when it is possible to show the intent and ability to complete and use the software, as well as to reliably measure costs directly attributable to the intangible asset. These costs are amortized during the software’s estimated useful life, considering the expected future economic benefits.

Intangible assets and the movement in these balances by class are presented in Note 13.

m) Impairment

Assets, which are subject to amortization or depreciation, are reviewed to verify impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized based on the excess the carrying amount of the asset or the cash generating unit (CGU) over its estimated recoverable amount. The recoverable amount of an asset or CGU is the greater of its fair value, less costs to sell, and its value in use.

For the purpose of impairment testing, the assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely

18                December 2019

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

independent of the cash inflows of other assets or CGUs. Subject to a ceiling of the operating segments, for the purpose of goodwill impairment testing, CGUs to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes.

When assessing the value in use, projections of future results based on business and budget plans are used, and the estimated future cash flows are discounted to their present value using a discount rate before taxes, that reflects the current market conditions of the time value of money and the specific risks of the asset or CGU.

The Organization’s corporate assets do not generate separate cash flows and are utilized by more than one CGU. Corporate assets are allocated to CGUs on a reasonable and consistent basis and tested for impairment as part of the testing of the CGU to which the corporate asset is allocated.

Impairment losses are recognized in the consolidated Statement of Income. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (or group of CGUs) and then to reduce the carrying amount of the other assets in the CGU (or group of CGUs) on a pro rata basis.

n)     Securities sold under agreements to repurchase

These are recognized at the value of the liabilities and include, when applicable, related charges up updated to the end of the reporting period, calculated on a daily pro-rata basis.

A breakdown of the contracts recognized in deposits and securities sold under agreements to repurchase, as well as terms and amounts recognized in the statement of financial position and statement of income, is presented in Note 14.

o)     Provisions, contingent assets and liabilities and legal obligations – tax and social security

Provisions, contingent assets and liabilities, and legal obligations, as defined below, are recognized, measured and disclosed in accordance with the criteria set out in CPC 25 - Provisions, contingent liabilities and contingent assets, approved by CMN Resolution No. 3,823/09 and CVM Resolution No. 594/09 and in accordance with Circular Letter nº 3,429/10:

•      Contingent Assets: these are not recognized in the financial statements, except to the extent that there are real guarantees or favorable judicial decisions, to which no further appeals are applicable, and it is considered virtually certain that cash inflows will flow to Bradesco. Contingent assets with a chance of probable success are disclosed in the notes to the financial statements;

•      Provisions: these are recognized taking into consideration the opinion of legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts, whenever an entity has a present obligation (legal or constructive) as a result of a past even, it is probable that an outflow of resources will be required to settle the obligation and when the amount can be reliably measured;

•      Contingent Liabilities: according to CPC 25, the term “contingent” is used for liabilities that are not recognized because their existence will only be confirmed by the occurrence of one or more uncertain future events beyond Management’s control. Contingent liabilities do not meet the criteria for recognition because they are considered as possible losses should only be disclosed in the notes when relevant. Obligations deemed remote are not recognized as a provision nor disclosed; and

•      Legal Obligations – Provision for Tax Risks: results from judicial proceedings, which contest the applicability of tax laws on the grounds of legality or constitutionality, which, regardless of the assessment of the probability of success, are fully provided for in the financial statements.

Details on lawsuits, as well as segregation and changes in amounts recognized, by type, is presented in Note 16.

Bradesco     19

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

p)   Funding expenses

Expenses related to funding transactions involving the issuance of securities reduce the corresponding liability and are recognized in the profit or loss over the term of the transaction, according to Notes 14c and 17.

q)   Post–employment benefits

The recognition, measurement and disclosure of employee benefits are made in accordance with the criteria established by CPC 33 (R1) - Employee Benefits, approved by CMN Resolution No. 4,424/15.

Defined Contribution Plans

Bradesco and its subsidiaries sponsor supplementary pension plans for their employees and Management. Contributions for these pension plans are recognized as expenses in the Income Statement when they are incurred. Once the contributions are paid, the Organization, in the capacity of employer, has no obligation to make any additional payment.

Defined Benefit Plans

The Organization’s net obligation, in relation to the defined benefit plans, arises exclusively from institutions acquired and the plans are calculated separately for each plan, estimating the defined future benefit that the employees they will be entitled to post-employment leave when they leave the Organization or when they retire.

Bradesco’s net obligation for defined benefit plans is calculated on the basis of an estimate of the value of future benefits that employees receive in return for services rendered in the current and prior periods. This value is discounted to its present value and is presented net of the fair value of any assets of the plan.

The calculation of the obligation of the defined benefit plan is performed annually by a qualified actuary using the projected unit credit method as required by the standard accounting.

Remeasurement of the net obligation comprise: actuarial gains and losses; the difference between the return on plan assets and the net interest recognized on the defined benefit liability and any change in the effect of the asset ceiling (excluding interest), and is recognized in other comprehensive income.

The net interest and other costs related to the defined benefit plans are recognized in the result.

Details on employee benefits are presented in Note 30.

r)    Other assets and liabilities

Assets are stated at their realizable amounts, including, when applicable, related income and inflation and exchange variations (on a daily prorated basis), less provision for losses, when deemed appropriate. Liabilities include known or measurable amounts, including related charges and inflation and exchange variations (on a daily prorated basis).

s)   Subsequent events

These refer to events occurring between the reporting date and the date the financial statements are authorized to be issued.

They comprise the following:

•      Events resulting in adjustments: events relating to conditions already existing at the end of the reporting period; and

•      Events not resulting in adjustments: events relating to conditions not existing at the end of the reporting period.

Subsequent events, if any, are described in Note 32 and are disclosed in accordance with the criteria established by CPC 24 - Subsequent Events, approved by CMN Resolution No. 3,973/11.

20                December 2019

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

4)     CASH AND CASH EQUIVALENTS

	On December 31 - R$ thousand
	2019	2018
Cash and due from banks in domestic currency	14,727,250	14,604,346
Cash and due from banks in foreign currency	3,994,530	4,880,713
Investments in gold	892	823
Total cash and due from banks	18,722,672	19,485,882
Interbank investments (1)	42,677,143	90,612,803
Total cash and cash equivalents	61,399,815	110,098,685

(1)   It refers to operations that mature in 90 days or less from the date they were effectively invested and with insignificant risk of change in fair value.

5)       INTERBANK INVESTMENTS

a)    Breakdown and maturity

	On December 31 - R$ thousand
	1 to 30	31 to 180	181 to 360	More than 360 days	2019	2018
	days	days	days
Securities purchased under agreements to resell:
Own portfolio position	4,769,581	1,866,236	-	-	6,635,817	26,105,189
● Financial treasury bills	-	-	-	-	-	5,604,716
● National treasury notes	3,345,844	1,649,830	-	-	4,995,674	7,028,541
● National treasury bills	2,354	216,406	-	-	218,760	13,123,951
● Other	1,421,383	-	-	-	1,421,383	347,981
Funded position	26,480,585	12,135,075	-	-	38,615,660	66,083,898
● National treasury notes	12,477,739	11,990,045	-	-	24,467,784	27,206,904
● Financial treasury bills	9,961,815	-	-	-	9,961,815	13,973,377
● National treasury bills	4,041,031	145,030	-	-	4,186,061	24,903,617
Unrestricted position	1,006,866	1,852,423	-	-	2,859,289	4,017,035
● National treasury bills	1,006,866	1,852,423	-	-	2,859,289	4,017,035
Subtotal	32,257,032	15,853,734	-	-	48,110,766	96,206,122
Interest-earning deposits in other banks:
● Interest-earning deposits in other banks:	3,453,912	1,700,546	3,219,405	1,746,147	10,120,010	7,725,911
● Provision for losses	-	(13)	-	-	(13)	(2,368)
Subtotal	3,453,912	1,700,533	3,219,405	1,746,147	10,119,997	7,723,543
Total in 2019	35,710,944	17,554,267	3,219,405	1,746,147	58,230,763
%	61.3	30.2	5.5	3.0	100.0
Total in 2018	32,526,314	68,328,646	1,676,836	1,397,869		103,929,665
%	31.3	65.7	1.6	1.3		100.0

b)   Income from interbank investments

Classified in the statement of income as income from operations with securities.

	Years ended December 31 - R$ thousand
	2019	2018
Income from investments in purchase and sale commitments:
• Own portfolio position	935,919	1,357,213
• Funded position	4,655,861	5,622,852
• Unrestricted position	677,860	1,809,839
Subtotal	6,269,640	8,789,904
Income from interest-earning deposits in other banks	919,459	507,817
Total (Note 6g)	7,189,099	9,297,721

Bradesco     21

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

6)     SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

Information on securities and derivative financial instruments is as follows:

a)    Summary of the consolidated classification of securities by operating segment and issuer

	On December 31 - R$ thousand
	2019	%	2018	%
Trading securities	54,117,964	16.3	47,565,943	16.1
- Government securities	32,951,763	9.9	26,808,530	9.1
- Corporate securities	6,826,140	2.1	6,035,362	2.0
- Derivative financial instruments (1) (5)	14,340,061	4.3	14,722,051	5.0
Available-for-sale securities (2)	211,309,387	63.5	182,282,394	61.7
- Government securities	125,117,882	37.6	116,586,269	39.5
- Corporate securities	86,191,505	25.9	65,696,125	22.2
Held-to-maturity securities (2)	67,096,679	20.2	65,475,387	22.2
- Government securities	58,708,455	17.7	53,930,505	18.3
- Corporate securities	8,388,224	2.5	11,544,882	3.9
Total	332,524,030	100.0	295,323,724	100.0

- Government securities	216,778,100	65.2	197,325,304	66.8
- Corporate securities	115,745,930	34.8	97,998,420	33.2
Total	332,524,030	100.0	295,323,724	100.0

22                December 2019

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

b)       Consolidated classification by category, maturity and operating segment

I)     Trading securities

Securities	On December 31 - R$ thousand
	2019							2018
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (3) (4)	Amortized cost	Fair Value Adjustment	Fair/book value (3) (4)	Fair Value Adjustment
Financial treasury bills	-	609,661	141,250	16,192,145	16,943,056	16,941,860	1,196	14,423,922	953
National treasury notes	-	-	104,390	7,448,590	7,552,980	7,189,876	363,104	6,930,565	240,885
Financial bills	-	171,308	93,427	234,597	499,332	503,448	(4,116)	730,929	(3,368)
Debentures	-	66	8,759	789,921	798,746	989,394	(190,648)	984,968	(198,295)
National treasury bills	535,892	91,619	572,544	6,792,191	7,992,246	7,976,437	15,809	4,321,002	57,178
Brazilian foreign debt securities	1,064	-	-	46,244	47,308	47,267	41	659,602	14,079
Derivative financial instruments (1) (5)	3,141,055	1,643,472	694,202	8,861,332	14,340,061	13,043,298	1,296,763	14,722,051	(1,131,804)
Other	3,644,925	410,203	455,017	1,434,090	5,944,235	6,039,902	(95,667)	4,792,904	(46,220)
Total	7,322,936	2,926,329	2,069,589	41,799,110	54,117,964	52,731,482	1,386,482	47,565,943	(1,066,592)
Derivative financial instruments (liabilities) (5)	(3,047,877)	(568,096)	(469,759)	(10,018,678)	(14,104,410)	(10,930,661)	(3,173,749)	(16,124,501)	(3,637,158)

II)   Available-for-sale securities

Securities (2) (6)	On December 31 - R$ thousand
	2019							2018
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (3) (4)	Amortized cost	Fair Value Adjustment	Fair/book value (3) (4)	Fair Value Adjustment
National treasury bills	749,720	17,518,593	5,139,938	56,577,190	79,985,441	77,411,742	2,573,699	101,047,640	953,640
Debentures	-	2,255,251	811,918	54,953,575	58,020,744	58,253,330	(232,586)	44,548,112	(1,176,911)
National treasury notes	-	-	931,053	34,494,731	35,425,784	33,523,160	1,902,624	12,029,995	499,570
Foreign corporate securities	165,288	-	1,214,566	6,062,149	7,442,003	7,173,366	268,637	9,476,564	(84,594)
Shares	3,566,819	-	-	-	3,566,819	3,572,889	(6,070)	6,175,793	(1,327,377)
Foreign government bonds	1,079,462	3,222,775	2,131,392	21,265	6,454,894	6,449,559	5,335	-	-
Certificates of real estate receivables	-	1,589	-	1,849,883	1,851,472	1,807,062	44,410	1,596,395	31,380
Brazilian foreign debt securities	26,945	-	-	1,719,986	1,746,931	1,696,120	50,811	1,564,667	(9,299)
Financial treasury bills	-	391,889	177,130	900,679	1,469,698	1,469,342	356	-	-
Promissory Notes	-	867,009	1,558,441	444,828	2,870,278	2,857,252	13,026	214,800	535
Other	2,258,426	2,416,063	1,408,037	6,392,797	12,475,323	12,417,359	57,964	5,628,428	29,858
Subtotal	7,846,660	26,673,169	13,372,475	163,417,083	211,309,387	206,631,181	4,678,206	182,282,394	(1,083,198)
Accounting Hedge (Note 6f)	-	-	-	-	-	-	(269,021)	-	(409,784)
Securities reclassified to “Held-to-maturity securities”	-	-	-	-	-	-	(545,381)	-	(491,064)
Total	7,846,660	26,673,169	13,372,475	163,417,083	211,309,387	206,631,181	3,863,804	182,282,394	(1,984,046)

Bradesco     23

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

III) Held-to-maturity securities

Securities (2) (6)	On December 31 - R$ thousand
	2019							2018
	1 to 30	31 to 180	181 to 360	More than 360	Amortized cost (3)	Fair value (4)	Gain (loss) not accounted for	Amortized cost (3)	Gain (loss) not accounted for
	days	days	days	days
National treasury bills	13,826,947	15,328,881	12,292,296	16,436,303	57,884,427	59,732,937	1,848,510	53,109,511	1,633,938
Certificates of real estate receivables	-	-	16,729	8,371,495	8,388,224	8,877,602	489,378	11,544,034	(186,538)
National treasury notes	108	879	823	819,077	820,887	947,036	126,149	818,029	62,945
Other	-	3,141	-	-	3,141	3,141	-	3,813	-
Total	13,827,055	15,332,901	12,309,848	25,626,875	67,096,679	69,560,716	2,464,037	65,475,387	1,510,345

c)       Breakdown of the portfolios by financial statement classification

Securities	On December 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total in 2019 (3) (4)	Total in 2018 (3) (4)
Own portfolio	12,592,056	9,434,226	7,325,721	113,305,849	142,657,852	140,556,861
Fixed income securities	8,022,971	9,434,226	7,325,721	113,305,849	138,088,767	133,534,700
● National treasury notes	108	879	823	12,314,564	12,316,374	2,053,839
● Financial treasury bills	-	202,242	158,389	14,388,311	14,748,942	12,914,195
● National treasury bills	2,000,000	7,665	-	10,566,760	12,574,425	51,671,408
● Debentures	-	2,134,492	820,678	52,259,604	55,214,774	40,154,640
● Financial bills	-	171,308	93,427	544,203	808,938	835,133
● Certificates of real estate receivables	-	1,589	16,729	10,249,457	10,267,775	13,295,263
● Foreign corporate securities	257,310	2,040	724,798	4,997,378	5,981,526	4,253,570
● Brazilian foreign debt securities	22,319	-	-	1,322,867	1,345,186	1,818,063
● Bank deposit certificates	-	404,436	-	-	404,436	350,681
● Promissory Notes	-	867,009	1,558,441	444,828	2,870,278	214,800
● Other	5,743,234	5,642,566	3,952,436	6,217,877	21,556,113	5,973,108
Equity securities	4,569,085	-	-	-	4,569,085	7,022,161
● Shares of listed companies	4,569,085	-	-	-	4,569,085	7,022,161
Restricted securities	13,263,540	32,302,411	19,155,551	106,814,841	171,536,343	135,629,541
Subject to repurchase agreements	13,155,826	30,292,536	18,792,380	90,303,147	152,543,889	126,398,080
● National treasury bills	13,112,557	30,018,462	17,430,140	59,296,636	119,857,795	100,610,058
● Foreign corporate securities	37,579	-	531,778	2,322,974	2,892,331	6,204,749
● National treasury notes	-	-	757,874	24,240,378	24,998,252	13,091,462

24                December 2019

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Securities	On December 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total in 2019 (3) (4)	Total in 2018 (3) (4)
● Financial treasury bills	-	153,250	72,588	515,904	741,742	707,165
● Other	5,690	120,824	-	3,927,255	4,053,769	5,784,646
Given in guarantee to the Brazilian Central Bank	-	-	5,197	4,058,191	4,063,388	-
● National treasury bills	-	-	5,197	4,058,191	4,063,388	-
Privatization rights	-	-	-	34,384	34,384	39,273
Given in guarantee	107,714	2,009,875	357,974	12,419,119	14,894,682	9,192,188
● National treasury notes	-	-	-	4,594,392	4,594,392	4,389,414
● National treasury bills	-	1,360,676	270,571	5,636,118	7,267,365	2,025,291
● Financial treasury bills	-	649,199	87,403	2,188,609	2,925,211	2,709,511
● Other	107,714	-	-	-	107,714	67,972
Derivative financial instruments (1) (5)	3,141,055	1,643,472	694,202	8,861,332	14,340,061	14,722,051
Securities sold under repurchase agreements - unrestricted	-	1,552,290	576,438	1,861,046	3,989,774	4,415,271
● National treasury bills	-	1,552,290	298,869	247,980	2,099,139	4,171,397
● National treasury notes	-	-	277,569	1,613,066	1,890,635	243,874
Total	28,996,651	44,932,399	27,751,912	230,843,068	332,524,030	295,323,724
%	8.7	13.5	8.4	69.4	100.0	100.0

(1) Consistent with the criteria in Bacen Circular Letter No. 3,068/01 and due to the characteristics of the instruments, we are classifying the derivative financial instruments, in the "Securities for Trading" category. For derivative financial instruments considered as accounting hedge, the category used is "Available-for-Sale Securities;
(2) In compliance with Article 8 of Bacen Circular Letter No. 3,068/01, Bradesco declares that it has the financial capacity and intention to maintain held-to-maturity securities until their maturity dates. At the time of preparation of the consolidated financial statements as of June 30, 2018, Management decided to reclassify Securities available for Sale to Held to Maturity, in the amount of R$ 17,022,922 thousand, without any result, as the result (loss) in the gross amount of R$ (297,343) thousand, was retained in shareholders’ equity and is being recognized in income over the remaining period of the securities, according to article 5 of said Circular. This reclassification was based on the alignment of the risk management strategy. In the year ended in 2019, there were no sale or reclassifications of securities classified in this category;
(3) The number of days to maturity was based on the contractual maturity of the instruments, regardless of their accounting classification;
(4) The fair value of securities is determined based on the market price available at the end of the reporting period. If no market price quotation is available at the end of the reporting period, amounts are estimated based on the prices quoted by dealers, pricing models, quotation models or price quotations for instruments with similar characteristics. For investment funds, the original amortized cost reflects the fair value of the respective quotas;
(5) Includes hedge for protection of assets and liabilities, denominated in or indexed to foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities. For a better analysis of these items, consider the net exposure (Note 6d II); and
(6) In the year ended in December 31, 2019, there were impairment losses on financial assets (mostly debentures), related to securities classified as “Available-for-Sale” and “Held-to-Maturity” in the amount of R$2,058,004 thousand (R$979,765 thousand in 2018), net of constitution/reversals.

Bradesco     25

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

d)       Derivative financial instruments

Bradesco carries out transactions involving derivative financial instruments, which are recognized in the statement of financial position or in off-balance-sheet accounts, to meet its own needs in managing its global exposure, as well as to meet its customer’s requests, in order to manage their exposure. These operations involve a range of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco’s risk management policy is based on the utilization of derivative financial instruments mainly to mitigate the risks from operations carried out by the Bank and its subsidiaries.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by Management.

Quoted market prices are used to determine the fair value of derivative financial instruments. The fair value of swaps is determined by using discounted cash flow modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained from Securities, Commodities and Futures Exchange (B3), and the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factor swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded on an exchange or using methodologies similar to those outlined for swaps. The fair values of credit derivative instruments are determined based on market price quotation or from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of corresponding assets. Current market prices are used to calculate volatility. To estimate the fair value of the over-the-counter (OTC) financial derivative instruments, the credit quality of each counterparty is also taken into account, relating an expected loss for each derivative portfolio (Credit valuation adjustment).

Derivative financial instruments in Brazil mainly refer to swaps and futures and are registered at B3.

Operations involving forward contracts of interest rates, indexes and currencies are contracted by Management to hedge Bradesco’s overall exposures and to meet customer needs.

Foreign derivative financial instruments refer to swap, forward, options, credit and futures operations and are mainly carried out at the stock exchanges in Chicago and New York, as well as the over-the-counter (OTC) markets.

Macro-strategies are defined for the Trading (proprietary) and Banking portfolios. Trading Portfolio transactions, including derivatives, look for gains from directional movements in prices and/or rates, arbitrage, hedge and market-maker strategies that may be fully or partly settled before the originally stipulated maturity date. The Banking Portfolio focuses on commercial transactions and their hedges.

Portfolio risk is controlled using information consolidated by risk factor; effective portfolio risk management requires joint use of derivatives with other instruments, including stocks and bonds.

The Financial Statements include a Risk Management and Capital Note on the main risk-control metrics and the risk management structure’s key aspects. This Note complements the Securities and Derivatives Note and shows these instruments' exposures under various views, as well as derivatives' revenues and expenses.

26                December 2019

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

I)     Amount of derivative financial instruments recognized by index

	On December 31 - R$ thousand
	2019					2018
	Nominal value	Net amount value (3)	Original amortized cost	Mark-to-market adjustment	Fair value	Nominal value	Net amount value (3)	Original amortized cost	Mark-to-market adjustment	Fair value
Futures contracts
Purchase commitments:	120,822,849		4,468	-	4,468	227,726,255		1,308	-	1,308
- Interbank market	89,110,280	-	3,702	-	3,702	174,849,777	110,937,866	912	-	912
- Foreign currency	29,788,388	-	764	-	764	52,576,329	-	393	-	393
- Other	1,924,181	777,242	2	-	2	300,149	11,525	3	-	3
Sale commitments:	215,476,004		(713)	-	(713)	129,283,059		(6,026)	-	(6,026)
- Interbank market (1)	137,364,779	48,254,499	(30)	-	(30)	63,911,911	-	(5,995)	-	(5,995)
- Foreign currency (2)	76,964,286	47,175,898	(4)	-	(4)	65,082,524	12,506,195	(21)	-	(21)
- Other	1,146,939	-	(679)	-	(679)	288,624	-	(10)	-	(10)

Option contracts
Purchase commitments:	72,752,348		1,336,294	310,565	1,646,859	34,094,128		1,365,520	108,423	1,473,943
- Interbank market	59,025,185	-	490,969	153,980	644,949	18,526,773	507,784	512,578	29,882	542,460
- Foreign currency	13,164,331	989,464	802,818	131,756	934,574	14,764,233	3,216,607	822,075	72,814	894,889
- Other	562,832	-	42,507	24,829	67,336	803,122	88,633	30,867	5,727	36,594
Sale commitments:	150,923,632		(1,403,648)	(12,609)	(1,416,257)	30,281,104		(1,648,053)	13,854	(1,634,199)
- Interbank market	138,174,393	79,149,208	(780,741)	(130,183)	(910,924)	18,018,989	-	(990,383)	(29,966)	(1,020,349)
- Foreign currency	12,174,867	-	(542,873)	124,936	(417,937)	11,547,626	-	(603,269)	31,513	(571,756)
- Other	574,372	11,540	(80,034)	(7,362)	(87,396)	714,489	-	(54,401)	12,307	(42,094)

Forward contracts
Purchase commitments:	16,258,721		1,428,434	1,328	1,429,762	13,597,633		731,145	-	731,145
- Interbank market	232,706	232,706	1,859	1,328	3,187	213,196	213,196	15,577	-	15,577
- Foreign currency	13,794,259	-	(251,175)	-	(251,175)	12,488,148	-	135,002	-	135,002
- Other	2,231,756	1,563,753	1,677,750	-	1,677,750	896,289	292,399	580,566	-	580,566
Sale commitments:	15,834,563		125,532	(2,167)	123,365	19,213,840		(164,382)	-	(164,382)
- Foreign currency (2)	15,166,560	1,372,301	107,747	-	107,747	18,609,950	6,121,802	(188,371)	-	(188,371)
- Other	668,003	-	17,785	(2,167)	15,618	603,890	-	23,989	-	23,989

Bradesco     27

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

	On December 31 - R$ thousand
	2019					2018
	Nominal value	Net amount value (3)	Original amortized cost	Mark-to-market adjustment	Fair value	Nominal value	Net amount value (3)	Original amortized cost	Mark-to-market adjustment	Fair value

Swap contracts
Assets (long position):	69,969,836		9,666,255	987,011	10,653,266	73,300,586		13,411,279	(1,240,227)	12,171,052
- Interbank market	7,703,103	3,434,228	118,969	85,416	204,385	4,439,901	2,845,083	319,859	89,857	409,716
- Fixed rate	38,654,923	19,304,909	8,251,750	(515,320)	7,736,430	51,759,240	23,444,731	11,671,420	(1,910,637)	9,760,783
- Foreign currency	19,746,372	-	1,032,687	1,066,491	2,099,178	15,551,428	-	1,296,270	461,908	1,758,178
- IGPM	670,554	-	124,132	118,554	242,686	753,483	7,483	55,731	54,099	109,830
- Other	3,194,884	-	138,717	231,870	370,587	796,534	-	67,999	64,546	132,545
Liabilities (unrestricted position):	52,222,961		(9,043,985)	(3,161,114)	(12,205,099)	56,095,194		(10,324,279)	(3,651,012)	(13,975,291)
- Interbank market	4,268,875	-	(178,453)	76,722	(101,731)	1,594,818	-	(17,713)	(27,358)	(45,071)
- Fixed rate	19,350,014	-	(5,547,009)	(2,015,586)	(7,562,595)	28,314,509	-	(6,187,481)	(3,397,316)	(9,584,797)
- Foreign currency	21,483,368	1,736,996	(2,750,465)	(605,694)	(3,356,159)	23,368,048	7,816,620	(3,751,368)	25,542	(3,725,826)
- IGPM	893,000	222,446	(167,300)	(170,755)	(338,055)	746,000	-	(117,080)	(75,724)	(192,804)
- Other	6,227,704	3,032,820	(400,758)	(445,801)	(846,559)	2,071,819	1,275,285	(250,637)	(176,156)	(426,793)
Total	714,260,914		2,112,637	(1,876,986)	235,651	583,591,799		3,366,512	(4,768,962)	(1,402,450)

Derivatives include operations maturing in D+1.

(1) Includes: (i) accounting hedges to protect CDI-related funding totaling R$76,405,734 thousand (R$8,285,152 thousand in 2018); and (ii) accounting cash flow hedges in the amount of R$21,015,183 thousand (R$9,784,183 thousand in 2018) (note 6f);
(2) Includes specific hedges to protect assets and liabilities, arising from foreign investments. Investments abroad totaling the amount of R$64,376,717 thousand (R$59,884,730 thousand in 2018); and

(3) Reflects the net balance between the Asset and Liability position.

28                December 2019

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

II)   Breakdown of derivative financial instruments (assets and liabilities) shown at original amortized cost, fair value and maturity

	On December 31 - R$ thousand
	2019									2018
	Original amortized cost	Mark-to-market adjustment	Fair value	%	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total	Total
Adjustment receivable - swaps	9,666,255	987,011	10,653,266	74.3	2,454,889	141,145	532,344	7,524,888	10,653,266	12,171,052
Adjustment receivable - future	4,468	-	4,468	-	4,064	-	2	402	4,468	1,308
Receivable forward purchases	1,746,464	1,328	1,747,792	12.2	1,378,774	280,077	67,299	21,642	1,747,792	882,677
Receivable forward sales (1)	289,817	(2,141)	287,676	2.0	111,030	39,572	25,368	111,706	287,676	193,071
Premiums on exercisable options	1,336,294	310,565	1,646,859	11.5	309,386	65,590	69,189	1,202,694	1,646,859	1,473,943
Total assets (A)	13,043,298	1,296,763	14,340,061	100.0	4,258,143	526,384	694,202	8,861,332	14,340,061	14,722,051
Adjustment payables - swaps	(9,043,985)	(3,161,114)	(12,205,099)	86.5	(2,539,026)	(446,533)	(328,354)	(8,891,186)	(12,205,099)	(13,975,291)
Adjustment payables - future	(713)	-	(713)	-	(4)	-	-	(709)	(713)	(6,026)
Payable forward purchases	(318,030)	-	(318,030)	2.3	(128,880)	(59,652)	(67,930)	(61,568)	(318,030)	(151,532)
Payable forward sales	(164,285)	(26)	(164,311)	1.2	(98,478)	(14,799)	(8,606)	(42,428)	(164,311)	(357,453)
Premiums on written options	(1,403,648)	(12,609)	(1,416,257)	10.0	(281,489)	(47,112)	(64,869)	(1,022,787)	(1,416,257)	(1,634,199)
Total liabilities (B)	(10,930,661)	(3,173,749)	(14,104,410)	100.0	(3,047,877)	(568,096)	(469,759)	(10,018,678)	(14,104,410)	(16,124,501)

Net Effect (A-B)	2,112,637	(1,876,986)	235,651		1,210,266	(41,712)	224,443	(1,157,346)	235,651	(1,402,450)

(1)    Includes receivable adjustments relating to hedge of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

III) Futures, options, forward and swap contracts – (Reference Value)

	On December 31 - R$ thousand
	1 to 90	91 to 180	181 to 360	More than 360	2019	2018
	days	days	days	days
Futures contracts (1)	162,245,522	32,272,509	36,257,985	105,522,837	336,298,853	357,009,314
Option contracts	200,870,939	8,993,094	5,107,102	8,704,845	223,675,980	64,375,232
Forward contracts (1)	16,518,633	5,368,096	6,106,912	4,099,643	32,093,284	32,811,473
Swap contracts	32,844,302	12,313,990	10,582,739	66,451,766	122,192,797	129,395,780
Total in 2019	412,479,396	58,947,689	58,054,738	184,779,091	714,260,914	583,591,799
Total in 2018	235,351,602	54,222,316	100,138,762	193,879,119		583,591,799

(1)   Includes contracts relating to hedges for the protection of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

Bradesco     29

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

IV) Types of margin offered in guarantee of derivative financial instruments, mainly futures contracts

	On December 31 - R$ thousand
	2019	2018
Government securities
National treasury bills	4,620,246	-
National treasury notes	5,270,514	4,525,418
Total	9,890,760	4,525,418

V)   Revenues and expenses, net

	Year ended on December 31 - R$ thousand
	2019	2018
Swap contracts	(460,909)	(1,880,402)
Forward contracts (1)	224,200	(140,362)
Option contracts	281,262	(166,403)
Futures contracts (1)	(627,584)	(3,892,154)
Total (Note 6g)	(583,031)	(6,079,321)

 (1) Includes the gain (loss) and the respective adjustment to the market capitalization of the hedge for protection of the assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments.

VI) Reference values of derivative financial instruments, by trading location and counterparts

	On December 31 - R$ thousand
	2019	2018
B3 (stock exchange)	528,819,470	373,784,215
B3 (over-the-counter)	143,816,409	163,922,802
- Financial Institutions	62,502,611	89,665,772
- Companies	80,896,730	74,158,676
- Individuals	417,068	98,354
Overseas (stock exchange) (1)	18,292,330	31,202,691
Overseas (over-the-counter) (1)	23,332,705	14,682,091
Total	714,260,914	583,591,799

 (1) Comprised of operations carried out on the Chicago and New York Stock Exchanges and over-the-counter markets.

e)       Credit Default Swaps (CDS)

In general, these represent bilateral agreements in which one of the parties purchases protection against the credit risk of a certain financial instrument (the risk is transferred). The selling counterparty receives remuneration that is usually paid linearly over the term of the agreement.

In the case of a default, the purchasing counterparty will receive a payment to offset the loss incurred on the financial instrument. In this case, the selling counterparty usually receives the underlying asset of the agreement in exchange for the payment.

	On December 31 - R$ thousand
	2019	2018
Risk received in credit Swaps:	3,894,982	3,330,639
- Debt securities issued by companies	791,045	749,735
- Bonds of the Brazilian public debt	3,056,778	2,574,317
- Bonds of foreign public debt	47,159	6,587
Risk transferred in credit Swaps:	(1,108,443)	(271,236)
- Brazilian public debt derivatives	(181,382)	(96,870)
- Foreign public debt derivatives	(927,061)	(174,366)
Total net credit risk value	2,786,539	3,059,403
Effect on Shareholders' Equity	84,382	61,551
Remuneration on the counterparty receiving the risk	(11,945)	(7,372)

30                December 2019

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

The contracts related to credit derivatives transactions described above are due in 2025. There were no credit events, as defined in the agreements, during the period.

f)        Hedge Accounting

On December 31, 2019, Bradesco maintained hedge, in accordance with Bacen's Circular No. 3,082/02, composed by:

I)     Cash Flow Hedge - the financial instruments classified in this category, aims to reduce exposure to future changes in interest rates, which impact the outcome of the organization. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to income in two situations: (i) in case of ineffectiveness of the hedge; or (ii) the realization of the hedge object. The ineffective portion of the respective hedge is recognized directly in the income statement.

Strategy	On December 31 - R$ thousand
	Hedge instrument nominal value	Hedge object accounting value	Fair Value Accumulated Adjustments in shareholders' equity (gross of tax effects)	Fair Value Accumulated Adjustments in shareholders' equity (net of tax effects)
Hedge of interest receipts from investments in securities (1)	21,015,183	21,127,503	216,845	119,265
Hedge of interest payments on funding (1)	76,405,734	75,942,005	(97,192)	(53,456)
Total in 2019	97,420,917	97,069,508	119,653	65,809
*
Hedge of interest receipts from investments in securities (2)	9,784,183	8,048,943	-	-
Hedge of interest payments on funding (1)	8,285,152	8,054,345	(140,745)	(84,447)
Total in 2018	18,069,335	16,103,288	(140,745)	(84,447)

(1) Referring to the DI interest rate risk, using DI Futures contracts in B3, with the maturity until 2021, making the cash flow prefixed; and

(2) Referring to the DI interest rate risk, using DI Futures contracts in B3, with maturity dates in 2019, making the cash flow prefixed.

The effectiveness of the hedge portfolio is in accordance with Bacen's Circular No. 3,082/02.

For the next 12 months, the gains related to the cash flow hedge, which we expect to recognize in the income statement, amount to R$(28,413) thousand.

There were no gains/(losses) related to the cash flow hedge recorded in the income statements in the year ended in December 31, 2019 (R$22,970 thousand in 2018).

II)   Hedge of investments abroad - the financial instruments classified in this category, have the objective of reducing the exposure to foreign exchange variation of investments abroad, whose functional currency is different from the national currency, which impacts the result of the organization. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to income in two situations: (i) hedge ineffectiveness; or (ii) in the disposal or partial sale of the foreign operation. The ineffective portion of the respective hedge is recognized directly in the income statement.

Strategy	On December 31 - R$ thousand
	Hedge instrument nominal value	Hedge object accounting value	Fair Value Accumulated Adjustments in shareholders' equity (gross of tax effects)	Fair Value Accumulated Adjustments in shareholders' equity (net of tax effects)
Hedge of exchange variation on future cash flows (1)	1,919,177	925,820	(388,674)	(213,771)
Total in 2019	1,919,177	925,820	(388,674)	(213,771)
*
Hedge of exchange variation on future cash flows (1)	1,375,232	755,611	(269,039)	(161,423)
Total in 2018	1,375,232	755,611	(269,039)	(161,423)

 (1) Whose functional currency is different from the real, using Forward contracts, with the object of hedging the foreign investment referenced to MXN (Mexican Peso).

The effectiveness of the hedge portfolio is in accordance with Bacen's Circular No. 3,082/02.

Bradesco     31

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

For the next 12 months, the gains/(losses) related to the hedge of investments abroad, which we expect to recognize in the result, amount to R$(4,172) thousand.

Gains/(losses) related to the hedge of investments abroad recorded in income accounts in the year ended in December 31, 2019 were R$(15,750) thousand (R$(7,943) thousand in 2018).

g)       Income from securities, insurance and derivative financial instruments

	Years ended December 31 - R$ thousand
	2019	2018
Fixed income securities (1)	20,839,581	21,730,863
Interbank investments (Note 5b)	7,189,099	9,297,721
Equity securities	(494,098)	247,561
Subtotal	27,534,582	31,276,145
Income from derivative financial instruments (Note 6d V)	(583,031)	(6,079,321)
Total	26,951,551	25,196,824

(1) In the year ended in December 31, 2019, there were losses due to impairment of financial assets (mostly debentures), in the amount of R$2,058,004 thousand (R$979,765 thousand in 2018), net of constitution/reversal.

7)       INTERBANK ACCOUNTS – RESERVE REQUIREMENT

a)        Reserve requirement

	On December 31 - R$ thousand
	Remuneration	2019	2018
Compulsory deposit – demand deposits	not remunerated	7,042,022	7,186,254
Compulsory deposit – savings deposits	savings index	22,619,432	21,999,114
Compulsory deposit – time deposits	Selic rate	60,960,884	58,411,548
Reserve requirement – SFH	TR + interest rate	227,993	1,283,317
Total		90,850,331	88,880,233

For more information on compulsory deposits see Note 32.

b)         Revenue from reserve requirement

	Years ended December 31 - R$ thousand
	2019	2018
Reserve requirement – Bacen (Compulsory deposit)	4,304,874	3,916,299
Reserve requirement – SFH	22,516	50,208
Total	4,327,390	3,966,507

32                December 2019

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

8)       LOANS

Information relating to loans, including advances on foreign exchange contracts, leasing and other receivables with credit characteristics is shown below:

a)   By type and maturity

	On December 31 - R$ thousand
	Performing loans
	1 to 30	31 to 60	61 to 90	91 to 180	181 to 360	More than 360	Total in 2019 (A)	-4%	Total in 2018 (A)	-4%
	days	days	days	days	days	days
Discounted trade receivables and loans (1)	18,474,573	13,106,565	11,314,959	22,543,645	32,374,591	87,757,961	185,572,294	36.1	164,722,740	35.7
Financing and on-lending	4,986,487	4,902,293	4,410,290	11,631,441	18,920,139	99,687,027	144,537,677	28.0	133,548,112	29.0
Agricultural and agribusiness loans	546,434	675,707	824,219	3,416,404	7,881,140	7,048,944	20,392,848	4.0	19,930,085	4.3
Subtotal	24,007,494	18,684,565	16,549,468	37,591,490	59,175,870	194,493,932	350,502,819	68.1	318,200,937	69.0
Leases	99,288	104,279	96,247	261,744	455,234	1,710,066	2,726,858	0.5	1,942,316	0.4
Advances on foreign exchange contracts (2)	1,798,668	2,265,876	1,743,297	6,370,469	3,506,308	-	15,684,618	3.0	14,143,929	3.1
Subtotal	25,905,450	21,054,720	18,389,012	44,223,703	63,137,412	196,203,998	368,914,295	71.6	334,287,182	72.5
Other receivables (3)	26,847,493	11,633,813	5,573,032	8,788,249	4,088,630	444,645	57,375,862	11.1	48,272,082	10.5
Credit portfolio	52,752,943	32,688,533	23,962,044	53,011,952	67,226,042	196,648,643	426,290,157	82.7	382,559,264	83.0
Acquisition of credit card receivables	5,277,345	989,540	829,398	1,584,278	805,061	-	9,485,622	1.8	3,928,901	0.9
Subtotal	58,030,288	33,678,073	24,791,442	54,596,230	68,031,103	196,648,643	435,775,779	84.5	386,488,165	83.9
Sureties and guarantees	774,400	828,646	748,370	7,333,710	13,125,797	55,420,340	78,231,263	15.2	72,871,078	15.8
Loan assignment - real estate receivables certificate	-	-	-	-	-	-	-	-	749,428	0.2
Guarantee given on rural loans assigned	-	-	-	-	9,481	51,276	60,757	-	65,663	-
Letters of credit for imports	80,169	87,287	113,519	265,408	16,613	848,201	1,411,197	0.3	361,594	0.1
Confirmed exports loans	14,105	496	-	-	5,626	-	20,227	-	70,391	-
Total - Memorandum accounts	868,674	916,429	861,889	7,599,118	13,157,517	56,319,817	79,723,444	15.5	74,118,154	16.1
Total in 2019	58,898,962	34,594,502	25,653,331	62,195,348	81,188,620	252,968,460	515,499,223	100.0
Total in 2018	56,807,963	31,174,327	20,660,506	55,653,914	66,462,352	229,847,257			460,606,319	100.0

Bradesco     33

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

	On December 31 - R$ thousand
	Non-performing loans
	Past-due installments
	1 to 30	31 to 60	61 to 90	91 to 180	181 to 540	Total in 2019 (B)	-4%	Total in 2018 (B)	-4%
	days	days	days	days	days
Discounted trade receivables and loans (1)	1,040,341	1,153,784	1,187,656	2,328,432	3,610,921	9,321,134	81.4	9,233,840	84.2
Financing and on-lending	224,884	187,622	121,418	246,777	207,822	988,523	8.6	1,031,169	9.4
Agricultural and agribusiness loans	13,588	27,285	35,609	49,502	39,337	165,321	1.4	258,359	2.4
Subtotal	1,278,813	1,368,691	1,344,683	2,624,711	3,858,080	10,474,978	91.4	10,523,368	96.0
Leases	3,001	2,559	4,103	7,202	8,608	25,473	0.2	18,676	0.2
Advances on foreign exchange contracts (2)	23,141	18,088	8,350	110,111	212,956	372,646	3.3	103,155	0.9
Subtotal	1,304,955	1,389,338	1,357,136	2,742,024	4,079,644	10,873,097	94.9	10,645,199	97.1
Other receivables (3)	48,579	20,933	329,506	50,284	140,878	590,180	5.1	316,280	2.9
Total in 2019	1,353,534	1,410,271	1,686,642	2,792,308	4,220,522	11,463,277	100.0
Total in 2018	1,841,728	1,228,245	1,324,814	2,799,717	3,766,975			10,961,479	100.0

	On December 31 - R$ thousand
	Non-performing loans
	Installments not yet due
	1 to 30	31 to 60	61 to 90	91 to 180	181 to 360	More than 360	Total in 2019 ©	-4%	Total in 2018 (C)	-4%
	days	days	days	days	days	days
Discounted trade receivables and loans (1)	695,097	587,252	561,700	1,262,195	2,046,104	5,235,946	10,388,294	66.4	8,844,577	64.3
Financing and on-lending	207,279	194,017	190,615	504,793	833,219	3,071,723	5,001,646	32.0	4,496,472	32.7
Agricultural and agribusiness loans	608	1,644	684	4,917	26,418	36,398	70,669	0.5	134,813	1.0
Subtotal	902,984	782,913	752,999	1,771,905	2,905,741	8,344,067	15,460,609	98.9	13,475,862	98.0
Leases	2,973	2,902	2,858	8,297	17,660	70,494	105,184	0.7	128,870	0.9
Subtotal	905,957	785,815	755,857	1,780,202	2,923,401	8,414,561	15,565,793	99.6	13,604,732	98.9
Other receivables (3)	8,088	7,113	6,193	13,939	16,134	15,498	66,965	0.4	145,624	1.1
Total in 2019	914,045	792,928	762,050	1,794,141	2,939,535	8,430,059	15,632,758	100.0
Total in 2018	794,258	725,934	591,938	1,532,559	2,403,253	7,702,414			13,750,356	100.0

34                December 2019

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

	On December 31 - R$ thousand
	Total
	Total in 2019 (A+B+C)	-4%	Total in 2018 (A+B+C)	-4%
Discounted trade receivables and loans (1)	205,281,722	37.9	182,801,157	37.7
Financing and on-lending	150,527,846	27.7	139,075,753	28.7
Agricultural and agribusiness loans	20,628,838	3.8	20,323,257	4.2
Subtotal	376,438,406	69.4	342,200,167	70.6
Leases	2,857,515	0.5	2,089,862	0.4
Advances on foreign exchange contracts (2) (Note 9a)	16,057,264	3.0	14,247,084	2.9
Subtotal	395,353,185	72.9	358,537,113	73.9
Other receivables (3)	58,033,007	10.7	48,733,986	10.0
Credit portfolio	453,386,192	83.6	407,271,099	83.9
Acquisition of credit card receivables	9,485,622	1.7	3,928,901	0.8
Subtotal	462,871,814	85.3	411,200,000	84.7
Sureties and guarantees	78,231,263	14.4	72,871,078	15.0
Loan assignment - real estate receivables certificate	-	-	749,428	0.2
Guarantee given on rural loans assigned	60,757	-	65,663	-
Letters of credit for imports	1,411,197	0.3	361,594	0.1
Confirmed exports loans	20,227	-	70,391	-
Total - Memorandum accounts	79,723,444	14.7	74,118,154	15.3
Total in 2019	542,595,258	100.0
Total in 2018			485,318,154	100.0

(1) Including credit card loans and advances on credit card receivables of R$13,499,626 thousand (R$13,205,662 thousand in 2018);
(2) Advances on foreign exchange contracts are classified as a deduction from “Other Liabilities”;
(3) The item “Other Receivables” comprises receivables on sureties and guarantees honored, receivables on sale of assets, securities and credits receivable, income receivable from foreign exchange contracts and export contracts and credit card receivables (cash and installment purchases at merchants), in the amount of R$33,977,700 thousand (R$29,465,930 thousand in 2018); and
(4) Percentage of each type in relation to the total loan portfolio, including sureties and guarantee, loan assignment and acquisition of receivables.

Bradesco     35

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

b) By type and levels of risk

	On December 31 - R$ thousand
	Levels of risk
	AA	A	B	C	D	E	F	G	H	Total in 2019	% (1)	Total in 2018	% (1)
Discounted trade receivables and loans	21,381,018	102,125,196	19,122,668	29,940,975	5,431,776	5,815,047	3,240,488	3,049,347	15,175,207	205,281,722	38.7	182,801,157	38.1
Financing and on-lending	93,403,510	26,150,489	14,534,468	8,970,492	1,996,996	2,109,881	741,817	815,932	1,804,261	150,527,846	28.3	139,075,753	29.0
Agricultural and agribusiness loans	6,576,951	8,382,424	4,068,007	1,154,247	235,068	61,765	48,949	17,381	84,046	20,628,838	3.9	20,323,257	4.2
Subtotal	121,361,479	136,658,109	37,725,143	40,065,714	7,663,840	7,986,693	4,031,254	3,882,660	17,063,514	376,438,406	70.9	342,200,167	71.3
Leases	576,816	727,974	1,369,256	19,635	14,640	5,305	232	19,901	123,756	2,857,515	0.5	2,089,862	0.4
Advances on foreign exchange contracts (2)	7,357,613	2,534,578	3,699,006	1,806,113	34,534	17,767	41,380	79,710	486,563	16,057,264	3.0	14,247,084	3.0
Subtotal	129,295,908	139,920,661	42,793,405	41,891,462	7,713,014	8,009,765	4,072,866	3,982,271	17,673,833	395,353,185	74.4	358,537,113	74.7
Other receivables	12,707,273	31,205,381	6,579,051	5,829,749	267,525	134,498	68,163	54,228	1,187,139	58,033,007	10.9	48,733,986	10.1
Subtotal	142,003,181	171,126,042	49,372,456	47,721,211	7,980,539	8,144,263	4,141,029	4,036,499	18,860,972	453,386,192	85.3	407,271,099	84.8
Financial guarantees provided (3)	65,676,607	4,376,630	1,659,531	93,845	4,403,960	2,020,690	-	-	-	78,231,263	14.7	72,871,078	15.2
Total in 2019	207,679,788	175,502,672	51,031,987	47,815,056	12,384,499	10,164,953	4,141,029	4,036,499	18,860,972	531,617,455	100.0
%	39.1	33.0	9.6	9.0	2.3	1.9	0.8	0.8	3.5	100.0
Total in 2018	190,394,430	152,203,241	40,997,086	53,300,567	9,927,721	6,037,747	6,733,849	3,394,350	17,153,186			480,142,177	100.0
%	39.6	31.7	8.5	11.1	2.1	1.3	1.4	0.7	3.6			100.0

(1) Percentage of each type in relation to the total loan portfolio, excluding sureties and guarantees, loan assignments, acquisition of receivables and co-obligation in rural loan assignments;

(2) Note 9a; and

(3) The provision for losses, associated to the financial guarantees provided, is being evaluated as provided by CMN Resolution No. 4,512/16, more information on the methodology used, see Note 18c.

36                December 2019

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

c)     Composition of loan operations by risk level and delay situation

I)        Levels of risk

	On December 31 - R$ thousand
	Levels of risk
	Non-performing loans (3)
	AA	A	B	C	D	E	F	G	H	Total in 2019	% (1)	Total in 2018	% (1)
Installments not yet due	-	-	2,661,957	2,752,999	2,125,308	1,608,351	925,528	1,169,484	4,389,131	15,632,758	100.0	13,750,356	100.0
1 to 30	-	-	164,275	190,940	108,352	86,490	49,340	72,777	241,871	914,045	5.8	794,258	5.8
31 to 60	-	-	135,799	164,939	96,168	77,184	45,108	57,329	216,401	792,928	5.1	725,934	5.3
61 to 90	-	-	135,528	151,075	89,369	76,975	44,295	54,536	210,272	762,050	4.9	591,938	4.3
91 to 180	-	-	257,221	321,124	232,749	194,454	113,639	128,137	546,817	1,794,141	11.5	1,532,559	11.1
181 to 360	-	-	409,207	519,567	399,942	315,487	185,546	216,322	893,464	2,939,535	18.8	2,403,253	17.5
More than 360	-	-	1,559,927	1,405,354	1,198,728	857,761	487,600	640,383	2,280,306	8,430,059	53.9	7,702,414	56.0
Past-due installments (2)	-	-	459,173	1,000,375	906,554	958,088	759,485	812,465	6,567,137	11,463,277	100.0	10,961,479	100.0
1 to 14	-	-	14,449	57,625	43,509	27,149	27,758	17,940	109,490	297,920	2.6	1,008,272	9.2
15 to 30	-	-	413,672	265,739	86,695	66,046	43,789	35,126	144,547	1,055,614	9.2	833,456	7.6
31 to 60	-	-	31,052	644,087	213,659	131,454	57,083	57,791	275,145	1,410,271	12.3	1,228,245	11.2
61 to 90	-	-	-	24,802	529,839	157,223	68,276	55,302	851,200	1,686,642	14.7	1,324,814	12.1
91 to 180	-	-	-	8,122	32,852	557,911	542,007	623,741	1,027,675	2,792,308	24.4	2,799,717	25.5
181 to 360	-	-	-	-	-	18,305	20,572	22,565	4,096,354	4,157,796	36.3	3,711,159	33.9
More than 360	-	-	-	-	-	-	-	-	62,726	62,726	0.5	55,816	0.5
Subtotal	-	-	3,121,130	3,753,374	3,031,862	2,566,439	1,685,013	1,981,949	10,956,268	27,096,035		24,711,835
Specific provision	-	-	31,212	112,601	303,186	769,932	842,507	1,387,364	10,956,268	14,403,070		14,063,924

(1) Percentage of maturities by type of installment;
(2) For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by Resolution No. 2,682/99; and

(3) For contracts with installments past-due for more than 14 days or which have been restructured or where the borrower is bankrupt or in judicial recovery.

Bradesco     37

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

	On December 31 - R$ thousand
	Levels of risk
	Performing loans (2)
	AA	A	B	C	D	E	F	G	H	Total in 2019	% (1)	Total in 2018	% (1)
Installments not yet due	141,850,944	170,308,502	46,110,218	43,639,164	4,889,265	5,500,691	2,439,224	2,038,791	7,822,417	424,599,216	99.6	380,834,082	99.5
1 to 30	10,501,835	27,049,027	5,798,838	6,254,986	332,766	245,405	159,050	97,302	622,793	51,062,002	12.0	50,605,439	13.3
31 to 60	8,454,071	15,501,686	3,389,933	4,024,498	200,647	143,746	131,318	269,359	573,275	32,688,533	7.7	28,842,128	7.5
61 to 90	6,696,265	9,790,225	3,244,756	3,596,964	180,911	140,420	67,004	54,732	190,767	23,962,044	5.6	18,849,761	4.9
91 to 180	17,128,885	20,422,715	7,019,677	6,135,037	384,678	654,223	133,460	174,950	958,327	53,011,952	12.4	47,222,088	12.3
181 to 360	20,813,271	27,916,627	7,979,356	7,706,944	1,038,505	462,412	210,574	275,536	822,817	67,226,042	15.8	54,854,963	14.3
More than 360	78,256,617	69,628,222	18,677,658	15,920,735	2,751,758	3,854,485	1,737,818	1,166,912	4,654,438	196,648,643	46.1	180,459,703	47.2
Past due up to 14 days	152,237	817,540	141,108	328,673	59,412	77,133	16,792	15,759	82,287	1,690,941	0.4	1,725,182	0.5
Subtotal	142,003,181	171,126,042	46,251,326	43,967,837	4,948,677	5,577,824	2,456,016	2,054,550	7,904,704	426,290,157	100.0	382,559,264	100.0
Generic provision	-	855,630	462,514	1,319,035	494,868	1,673,347	1,228,008	1,438,185	7,904,704	15,376,291		14,061,946
Total in 2019	142,003,181	171,126,042	49,372,456	47,721,211	7,980,539	8,144,263	4,141,029	4,036,499	18,860,972	453,386,192
Existing provision	-	976,271	579,436	4,157,651	1,945,027	3,578,467	2,607,301	3,958,604	18,860,972	36,663,729
Minimum required provision	-	855,630	493,726	1,431,636	798,054	2,443,279	2,070,515	2,825,549	18,860,972	29,779,361
Complementary reserve	-	120,641	85,710	2,726,015	1,146,973	1,135,188	536,786	1,133,055	-	6,884,368
Total in 2018	132,361,885	148,430,806	38,847,995	44,905,298	9,405,983	6,037,747	6,733,849	3,394,350	17,153,186			407,271,099
Existing provision	-	835,484	425,604	1,461,479	1,465,249	4,643,542	5,642,159	3,380,476	17,153,186			35,007,179
Minimum required provision	-	742,154	388,479	1,347,158	940,599	1,811,324	3,366,925	2,376,045	17,153,186			28,125,870
Complementary reserve	-	93,330	37,125	114,321	524,650	2,832,218	2,275,234	1,004,431	-			6,881,309

(1) Percentage of maturities by type of installment; and

(2) Transactions past-due for less than 15 days and which have not been restructured and where the borrower is not bankrupt or in judicial recovery.

II)               Operations

Exposure	On December 31, 2019 - R$ thousand
	On time	Past-due until 14 days	Past-due 15 to 60 days	Past-due 61 to 90 days	Past-due 91 to 180 days	Past-due 181 to 360 days	Past-due more than 360	Total
Loans	411,407,364	10,854,637	12,216,194	3,970,341	6,428,711	8,381,323	127,622	453,386,192

38                December 2019

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

d)     Concentration of loans

	On December 31 - R$ thousand
	2019	% (1)	2018	% (1)
Largest borrower	8,870,762	2.0	9,092,151	2.2
10 largest borrowers	35,177,697	7.8	37,315,119	9.2
20 largest borrowers	51,718,848	11.4	52,976,450	13.0
50 largest borrowers	76,286,455	16.8	76,660,370	18.8
100 largest borrowers	92,082,076	20.3	94,185,453	27.4

(1)   Percentage on total portfolio (as defined by Bacen).

e)     By economic sector

	On December 31 - R$ thousand
	2019	%	2018	%
Public sector	8,899,863	2.0	9,259,368	2.3
Oil, derivatives and aggregate activities	8,870,762	2.0	9,092,151	2.2
Production and distribution of electricity	3,032	-	1,829	-
Services	26,069	-	165,388	-
Private sector	444,486,329	98.0	398,011,731	97.7
Companies	213,825,511	47.2	204,685,795	50.3
Real estate and construction activities	21,695,592	4.8	25,267,761	6.2
Retail	35,521,621	7.8	32,472,286	8.0
Services	20,133,981	4.4	19,082,600	4.7
Transportation and concession	20,807,687	4.6	17,257,010	4.2
Automotive	12,723,830	2.8	11,284,972	2.8
Food products	11,067,069	2.4	12,040,631	3.0
Wholesale	14,327,816	3.2	11,467,168	2.8
Production and distribution of electricity	2,868,563	0.6	4,784,015	1.2
Iron and steel industry	9,022,956	2.0	7,698,444	1.9
Sugar and alcohol	6,191,961	1.4	6,907,858	1.7
Holding	2,940,207	0.6	3,872,935	1.0
Capital goods	3,197,561	0.7	3,385,548	0.8
Pulp and paper	2,331,950	0.5	3,359,793	0.8
Chemical	4,787,210	1.1	3,534,785	0.9
Cooperative	2,843,482	0.6	2,657,072	0.7
Financial	1,904,654	0.4	2,611,622	0.6
Leisure and tourism	3,401,206	0.8	3,076,927	0.8
Textiles	2,380,689	0.5	2,038,464	0.5
Agriculture	1,833,734	0.4	1,824,795	0.4
Oil, derivatives and aggregate activities	1,715,630	0.4	1,824,116	0.4
Other industries	32,128,112	7.1	28,236,993	6.9
Individuals	230,660,818	50.9	193,325,936	47.5
Total	453,386,192	100.0	407,271,099	100.0

Bradesco     39

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

f)   Breakdown of loans and allowance for loan losses

Level of risk	On December 31 - R$ thousand
	Portfolio balance
	Non-performing loans			Performing loans	Total	% (1)	% 2019 YTD (2)	% 2018 YTD (2)
	Installments past due	Installments not yet due	Total - non-performing loans
AA	-	-	-	142,003,181	142,003,181	31.3	31.3	32.6
A	-	-	-	171,126,042	171,126,042	37.7	69.0	69.0
B	459,173	2,661,957	3,121,130	46,251,326	49,372,456	10.9	79.9	78.5
C	1,000,375	2,752,999	3,753,374	43,967,837	47,721,211	10.5	90.4	89.5
Subtotal	1,459,548	5,414,956	6,874,504	403,348,386	410,222,890	90.4
D	906,554	2,125,308	3,031,862	4,948,677	7,980,539	1.8	92.2	91.8
E	958,088	1,608,351	2,566,439	5,577,824	8,144,263	1.8	94.0	93.3
F	759,485	925,528	1,685,013	2,456,016	4,141,029	0.9	94.9	95.0
G	812,465	1,169,484	1,981,949	2,054,550	4,036,499	0.9	95.8	95.8
H	6,567,137	4,389,131	10,956,268	7,904,704	18,860,972	4.2	100.0	100.0
Subtotal	10,003,729	10,217,802	20,221,531	22,941,771	43,163,302	9.6
Total in 2019	11,463,277	15,632,758	27,096,035	426,290,157	453,386,192	100.0
%	2.5	3.5	6.0	94.0	100.0
Total in 2018	10,961,479	13,750,356	24,711,835	382,559,264	407,271,099
%	2.7	3.4	6.1	93.9	100.0

(1) Percentage of level of risk in relation to the total portfolio; and
(2) Cumulative percentage of level of risk on total portfolio.

40                December 2019

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Level of risk	On December 31 - R$ thousand
	Provision
	% Minimum provisioning required	Minimum required					Supplementary	Existing	% 2019 YTD (1)	% 2018 YTD (1)
		Specific			Generic	Total
		Installments past due	Installments not yet due	Total specific
AA	-	-	-	-	-	-	-	-	-	-
A	0.5	-	-	-	855,630	855,630	120,641	976,271	0.6	0.6
B	1.0	4,592	26,620	31,212	462,514	493,726	85,710	579,436	1.2	1.1
C	3.0	30,011	82,590	112,601	1,319,035	1,431,636	2,726,015	4,157,651	8.7	3.3
Subtotal		34,603	109,210	143,813	2,637,179	2,780,992	2,932,366	5,713,358	1.4	0.7
D	10.0	90,655	212,531	303,186	494,868	798,054	1,146,973	1,945,027	24.4	15.6
E	30.0	287,427	482,505	769,932	1,673,347	2,443,279	1,135,188	3,578,467	43.9	76.9
F	50.0	379,743	462,764	842,507	1,228,008	2,070,515	536,786	2,607,301	63.0	83.8
G	70.0	568,726	818,638	1,387,364	1,438,185	2,825,549	1,133,055	3,958,604	98.1	99.6
H	100.0	6,567,137	4,389,131	10,956,268	7,904,704	18,860,972	-	18,860,972	100.0	100.0
Subtotal		7,893,688	6,365,569	14,259,257	12,739,112	26,998,369	3,952,002	30,950,371	71.7	75.6
Total in 2019		7,928,291	6,474,779	14,403,070	15,376,291	29,779,361	6,884,368	36,663,729	8.1
%		21.6	17.7	39.3	41.9	81.2	18.8	100.0
Total in 2018		7,511,633	6,552,291	14,063,924	14,061,946	28,125,870		28,125,870		8.6
%		21.5	18.7	40.2	40.1	80.3	19.7	100.0

 (1) Percentage of existing provision in relation to total portfolio, by level of risk.

Bradesco     41

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

g)     Changes in allowance for loan losses

	R$ thousand
	2019	2018
- Specific provision (1)	14,063,924	16,827,363
- Generic provision (2)	14,061,946	12,695,067
- Complementary reserve (3)	6,881,309	6,895,477
Opening balance on December 31	35,007,179	36,417,907
Accounting for allowance for loan losses (Note 8h) (4)	18,749,157	18,257,518
Write-offs	(17,398,906)	(19,918,125)
Exchange variation	306,299	249,879
Closing balance on December 31	36,663,729	35,007,179
- Specific provision (1)	14,403,070	14,063,924
- Generic provision (2)	15,376,291	14,061,946
- Complementary reserve (3)	6,884,368	6,881,309

(1) For contracts with installments past due for more than 14 days;
(2) Recognized based on the customer/transaction classification and therefore not included in the preceding item;
(3) The supplementary provision is constituted considering the history of losses and the experience of Management, in order to determine the total provision deemed sufficient at a given time to cover probable losses in the realization of credits. The complementary provision classified in the risk levels can be found in Note 8f;

(4) Includes the reversal of allowance for loan losses relating to the assignment of loans which were 100% provisioned.

h)       Allowance for Loan Losses expense net of amounts recovered

Expenses with the allowance for loan losses, net of credit write-offs recovered, are as follows.

	Years ended December 31 - R$ thousand
	2019	2018
Amount recorded	18,749,157	18,257,518
Amount recovered	(7,911,716)	(7,148,997)
Allowance for Loan Losses expense net of amounts recovered (1)	10,837,441	11,108,521

(1) In the year ended on December 31, 2019, there was an assignment of active operation credit, in the amount of R$2,023,096 thousand, whose sale value was R$75,220 thousand and credit assignments of operations, already written off as losses, without retaining risks and benefits in the amount of R$24,082,902 thousand (R$13,810,254 thousand in 2018), whose sale value was R$389,484 thousand (R$204,472 thousand in 2018).

i)        Changes in the renegotiated portfolio

	On December 31 - R$ thousand
	2019	2018
Opening balance on December 31	17,143,212	17,183,869
Amount renegotiated	20,283,735	15,193,567
Amount received	(13,363,684)	(9,472,888)
Write-offs	(5,032,606)	(5,761,336)
Closing balance on December 31	19,030,657	17,143,212
Allowance for loan losses	12,724,216	13,426,625
Percentage on renegotiated portfolio	66.9%	78.3%

42                December 2019

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

j)       Income from loans and leasing

	Years ended December 31 - R$ thousand
	2019	2018
Discounted trade receivables and loans	49,426,288	45,389,872
Financing and on-lending	16,573,602	15,599,858
Agricultural and agribusiness loans	1,462,374	1,964,890
Subtotal	67,462,264	62,954,620
Recovery of credits charged-off as losses	7,911,716	7,148,997
Subtotal	75,373,980	70,103,617
Leases, net of expenses	259,682	258,200
Total	75,633,662	70,361,817

k)     Conciliation of the composition of the portfolio of financial leasing, at present value, with the accounting balances (Notes 3g and 8b):

	On December 31 - R$ thousand
	2019	2018
Financial Leases Receivables	2,345,297	1,905,943
Unearned income from leases	(2,303,634)	(1,870,244)
Financial leased assets, plus lease losses (net)	5,530,601	5,249,325
Accrued depreciation on asset finance leasing:	(1,343,945)	(1,706,575)
- Accumulated depreciation	(2,293,545)	(2,676,861)
Difference in depreciation	949,600	970,286
Prepaid guaranteed residual value (Note 18b)	(1,370,804)	(1,488,587)
Total present value	2,857,515	2,089,862

9)       OTHER RECEIVABLES

a)       Foreign exchange portfolio

Balances

	On December 31 - R$ thousand
	2019	2018
Assets – other receivables
Exchange purchases pending settlement	23,782,652	16,843,467
Foreign exchange and forward documents in foreign currencies	19,091	36,149
Exchange sale receivables	7,394,485	3,583,992
(-) Advances in domestic currency received	(243,847)	(283,780)
Income receivable on advances granted	263,320	279,978
Total	31,215,701	20,459,806
Liabilities – other liabilities
Exchange sales pending settlement	7,793,350	3,593,445
Exchange purchase payables	23,751,316	16,205,817
(-) Advances on foreign exchange contracts	(16,057,264)	(14,247,084)
Other	1,368	2,206
Total	15,488,770	5,554,384
Net foreign exchange portfolio	15,726,931	14,905,422
Memorandum accounts:
- Loans available for import	1,411,197	361,593
- Confirmed exports loans	20,227	70,391

Bradesco     43

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Foreign exchange results

Adjusted foreign exchange results for presentation purposes

	Years ended December 31 - R$ thousand
	2019	2018
Foreign exchange income	2,412,481	1,637,575
Adjustments:
- Income on foreign currency financing (1)	196,201	200,184
- Income on export financing (1)	1,754,736	1,652,684
- Expenses of liabilities with foreign bankers (2) (Note 16c)	(2,018,481)	(1,066,302)
- Funding expenses (3)	(1,750,418)	(1,669,410)
- Other (4)	527,123	592,710
Total adjustments	(1,290,839)	(290,134)
Adjusted foreign exchange income	1,121,642	1,347,441

 (1) Recognized in “Income from loans”;
(2) Related to funds for financing of advances on foreign exchange contracts and import financing, recognized in “Borrowing and on-lending expenses”;
(3) Refers to funding expenses of investments in foreign exchange; and
(4) Primarily includes the exchange rate variations of resources invested in foreign currency.

b)   Sundry

	On December 31 - R$ thousand
	2019	2018
Deferred tax assets (Note 31c)	65,063,304	51,904,188
Credit card operations	33,977,700	29,465,930
Debtors for escrow deposits	16,853,031	16,956,079
Trade and credit receivables	23,544,015	18,913,688
Prepaid taxes	13,658,643	11,970,820
Other debtors	3,491,204	2,501,793
Payments to be reimbursed	767,461	777,069
Receivables from sale of assets	165,024	190,810
Other	112,469	308,616
Total	157,632,851	132,988,993

10)    OTHER ASSETS

a)     Foreclosed assets/other

	On December 31 - R$ thousand
	Cost	Allowance for losses	Cost net of provision
			2019	2018
Real estate	2,700,735	(1,597,324)	1,103,411	1,092,502
Vehicles and similar	437,995	(291,807)	146,188	156,940
Inventories/warehouse	7,558	-	7,558	9,697
Machinery and equipment	4,582	(4,220)	362	585
Other	11,590	(11,548)	42	1,207
Total in 2019	3,162,460	(1,904,899)	1,257,561
Total in 2018	2,933,708	(1,672,777)		1,260,931

b)     Prepaid expenses

	On December 31 - R$ thousand
	2019	2018
Anticipation for acquisition of right to provide financial services	60,900	564,532
Commission on the placement of loans and financing (1)	544,828	535,297
Advertising and marketing expenses (2)	244,346	190,112
Other (3)	589,648	563,270
Total	1,439,722	1,853,211

(1) Commissions paid to storeowners, car dealers and correspondent banks – payroll-deductible loans;
(2) Prepaid expenses of future advertising and marketing campaigns on media; and
(3) It includes, principally, (i) anticipation of commissions concerning the operational agreement to offer credit cards and other products and (ii) card issue costs.

44                December 2019

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

11)    INVESTMENTS

The income/expense from the equity method accounting of investments was recognized in the statement of income, under “Equity in the Earnings (Losses) of Affiliates and Subsidiaries”, and are demonstrated below:

Companies (1)	Years ended December 31 - R$ thousand
	Capital	Shareholders’ equity adjusted	Number of shares/quotas held (in thousands)			Equity interest in capital	Adjusted income	Book value	Equity accounting adjustments (3)
			Ordinary (ON)	Preferential (PN)	Quotas			2019	2019	2018
Bradseg Participações S.A.	17,729,994	35,862,232	8	-	-	97.21%	6,938,855	34,861,676	6,745,261	5,967,451
Quixaba Empreendimentos e Participações Ltda.	10,463,487	15,523,754	-	-	10,463,487	100.00%	932,720	15,523,754	932,720	1,532,457
Bradesco Seguros S.A.	8,940,099	21,272,152	49	-	-	6.32%	5,652,547	1,344,400	357,241	267,625
Tibre Holdings Ltda.	350,000	650,546	-	-	350,000	100.00%	24,148	650,546	24,148	24,974
Bradescard Elo Participações S.A.	1,040,000	1,965,520	4,167,605	-	-	100.00%	430,485	1,965,520	430,485	348,708
Embaúba Holdings Ltda.	326,000	512,041	-	-	285,905	87.70%	18,704	449,060	16,403	17,030
BF Promotora de Vendas Ltda.	2,426,220	2,162,412	-	-	2,426,220	100.00%	(104,658)	2,162,412	(104,658)	26,204
Haitong Banco de Investimento do Brasil S.A.	420,000	522,100	12,734	12,734	-	20.00%	19,120	104,420	3,824	602
Credival - Participações Administração e Assessoria Ltda.	1,021,027	1,217,222	-	-	102,102,670	100.00%	45,710	1,217,222	45,710	57,022
Bankpar Brasil Ltda.	352,000	699,469	-	-	352,000	100.00%	50,471	699,469	50,471	53,294
Foreign exchange gain/loss of branches abroad	-	-	-	-	-		-	-	2,339,332	8,303,913
Other (2)	-	-	-	-	-		-	2,726,346	215,364	184,200
Earnings of Associates and Subsidiaries								61,704,825	11,056,301	16,783,480

(1) Date related to December 31, 2019;

(2) Basically, earnings of affiliates and subsidiaries overseas and investments in the following companies: Ganant Corretora de Seguros Ltda., Miramar Holdings S.A., Tapajós Holding Ltda. and Imagra Imobiliária e Agrícola Ltda; and

(3) The adjustment considers income calculated periodically by the companies and includes equity variations recognized by the investees not recognized in profit or loss, as well as alignment of accounting practice adjustments, where applicable.

Bradesco     45

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

12)    PREMISES AND EQUIPMENT AND LEASED ASSETS

	On December 31 - R$ thousand
	Annual depreciation rate	Cost	Depreciation	Cost net of depreciation
				2019	2018
Property and equipment:
- Buildings	4%	54,312	(34,401)	19,911	48,348
- Land	-	57,422	-	57,422	86,863
Facilities, furniture and premises and equipment	10%	5,904,823	(2,710,791)	3,194,032	2,832,680
Security and communication systems (1)	10%	368,331	(216,794)	151,537	134,381
Data processing systems (1)	20 to 40%	4,568,784	(2,834,611)	1,734,173	1,511,942
Transportation systems (1)	10 to 20%	190,378	(64,021)	126,357	29,753
Fixed Assets in course	-	2	-	2	287
Subtotal		11,144,052	(5,860,618)	5,283,434	4,644,254
Leases premises and equipment		5,775,487	(1,588,831)	4,186,656	3,542,750
Total in 2019		16,919,539	(7,449,449)	9,470,090
Total in 2018		16,170,193	(7,983,189)		8,187,004

(1) In 2019, impairment losses were recognized in the lines “Other Operating Expenses” in the amount of R$25,471 thousand (R$31,323 thousand in 2018).

The immobilization index in relation to the reference equity "prudential conglomerate" was 38.3%, with a maximum limit of 50.0% as required by Resolution No 2,669/99.

13)    INTANGIBLE ASSETS

a)   Intangible assets

Acquired intangible assets consist of:

	On December 31 - R$ thousand
	Rate of Amortization (1)	Cost	Amortization	Cost net of amortization
				2019	2018
Anticipation for acquisition of right to provide financial services (2)	Contract	7,617,691	(3,190,693)	4,426,998	4,230,605
Software (2) (3)	20%	9,550,642	(7,543,168)	2,007,474	2,473,074
Goodwill (2) (4)	Up to 20%	11,136,362	(7,626,480)	3,509,882	5,809,813
Other	Contract	23,400	(15,646)	7,754	3,797
Total in 2019		28,328,095	(18,375,987)	9,952,108
Total in 2018		27,494,505	(14,977,216)		12,517,289

((1) Intangible assets are amortized over an estimated period of economic benefit, composed of: (i) Software and Other recorded under “Other Administrative Expenses”; and (ii) Acquisition of Payroll and Goodwill in “Other Operating Expenses”;

(2) On December 31, 2019, there were impairment losses in: (i) Anticipation for acquisition of right to provide financial services, in the amount of R$519,749 thousand; (ii) Software, in the amount of R$196,553 thousand; and (iii) Goodwill on investments, in the amount of R$771,235 thousand;

(3) Software acquired and/or developed by specialized companies; and

(4) On December 31, 2019, primarily composed of goodwill on the acquisition of equity interest in Bradescard - R$498,692 thousand, Bradescard Mexico - R$14,143 thousand, Bradesco BBI - R$84,337 thousand, Kirton Bank - R$2,901,667 thousand and RCB Investimentos - R$183,275 thousand, value subject to change due to price adjustment.

b)   Changes in intangible assets by type

	On December 31 - R$ thousand
	Opening balance	Additions / (reductions)	Amortization for the period	Closing balance
Acquisition of financial services rights	4,230,605	1,509,715	(1,313,322)	4,426,998
Software	2,473,074	501,581	(967,181)	2,007,474
Goodwill – Future profitability	3,577,311	(762,429)	(908,170)	1,906,712
Goodwill – Based on intangible assets and other reasons	1,745,635		(629,465)	1,116,170
Goodwill – Difference in fair value of assets/liabilities	486,867	65,520	(65,387)	487,000
Other	3,797	7,804	(3,847)	7,754
Total in 2019	12,517,289	1,322,191	(3,887,372)	9,952,108
Total in 2018	12,812,649	3,832,451	(4,127,811)	12,517,289

46                December 2019

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

14)    DEPOSITS, SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND FUNDS FROM ISSUANCE OF SECURITIES

a)   Deposits

	On December 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2019	2018
● Demand deposits (1)	39,756,343	-	-	-	39,756,343	35,482,198
● Savings deposits (1)	114,177,799	-	-	-	114,177,799	111,170,912
● Interbank deposits	179,480	93,414	90,001	7,088	369,983	410,975
● Time deposits (2)	12,173,020	20,878,493	42,560,338	141,825,138	217,436,989	196,985,489
Total in 2019	166,286,642	20,971,907	42,650,339	141,832,226	371,741,114
%	44.7	5.6	11.5	38.2	100.0
Total in 2018	155,831,422	16,020,635	42,079,969	130,117,548		344,049,574
%	45.3	4.7	12.2	37.8		100.0

(1) Classified as 1 to 30 days, not considering average historical turnover; and
(2) Considers the actual maturities of the investments.

b)   Securities sold under agreements to repurchase

	On December 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2019	2018
Own portfolio	153,864,345	1,313,272	293,817	1,874,682	157,346,116	134,128,990
● Government securities	145,940,194	249,194	238	99	146,189,725	114,676,777
● Debentures	3,541,545	-	-	18,073	3,559,618	9,843,162
● Foreign	4,382,606	1,064,078	293,579	1,856,510	7,596,773	9,609,051
Third-party portfolio (1)	38,290,835	364,333	-	-	38,655,168	66,700,064
Unrestricted portfolio (1)	6,851,710	43,553	-	-	6,895,263	8,656,319
Total in 2019	199,006,890	1,721,158	293,817	1,874,682	202,896,547
%	98.2	0.8	0.1	0.9	100.0
Total in 2018	203,785,699	3,418,371	1,342,091	939,212		209,485,373
%	97.4	1.6	0.6	0.4		100.0

(1)   Represented by government securities.

Bradesco     47

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

c)   Funds from issuance of securities

	On December 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2019	2018
Securities – Brazil:
- Financial bills	4,388,680	19,875,962	27,671,048	84,138,485	136,074,175	118,887,109
- Letters of credit for real estate	682,368	10,169,881	10,578,484	5,588,705	27,019,438	25,381,719
- Letters of credit for agribusiness	462,247	6,472,632	4,050,158	2,164,509	13,149,546	13,108,595
- Letters of credit guaranteed by property (2)	-	-	-	5,540,086	5,540,086	476,332
Subtotal	5,533,295	36,518,475	42,299,690	97,431,785	181,783,245	157,853,755
Securities – Overseas:
- Securitization of future flow of money orders received from overseas	-	709,613	524,353	748,192	1,982,158	2,842,178
- MTN Program Issues (1)	6	86,278	134,699	1,186,906	1,407,889	1,270,409
Subtotal	6	795,891	659,052	1,935,098	3,390,047	4,112,587
Structured Operations Certificates	30,871	231,631	204,588	657,469	1,124,559	656,616
Total in 2019	5,564,172	37,545,997	43,163,330	100,024,352	186,297,851
%	3.0	20.2	23.2	53.6	100.0
Total in 2018	2,590,753	29,436,606	34,190,589	96,405,010		162,622,958
%	2.0	21.2	32.9	43.9		100.0

(1) Issuance of securities on the international market to invest in foreign exchange transactions, pre-export financing, import financing and working capital financing, predominately in the medium and long-term; and

(2) Funding guaranteed by the real estate credit portfolio, in the amount of R$6,007,216 thousand, which complies with all the requirements determined by BACEN Resolution No. 4,598/17, of which: sufficiency requirement, liquidity requirement, term requirement. Programs 1 and 2 for the issuance of letters of credit guaranteed by property (LIGs) had, at issuance, respectively, a weighted average term for the portfolio of assets of 258 and 264 months and a term of 27 and 34 months, with no maturity of LIGs in the following 180 days, the credit rights correspond to 0.52% of total assets and 40.22% of the value of collateral of the properties. Currently, the credit portfolio of the guarantor assets is concentrated in the AA and A ratings, with 86.58% and 10.82%, respectively. Additionally, the LIG Term of Issue and the asset portfolio management policy, pursuant to article 11 of BACEN Resolution No. 4,598/17, are located on the Bradesco RI website.

48                December 2019

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

d)   Movement of funds from issuance of securities

	R$ thousand
	2019	2018
Opening balance on December 31	162,622,958	147,364,555
Issuance	91,173,100	95,196,518
Interest	10,457,808	10,567,670
Settlement and interest payments	(78,106,264)	(91,035,793)
Exchange variation	150,249	530,008
Closing balance on December 31	186,297,851	162,622,958

e)    Cost for market funding and inflation

	Years ended December 31 - R$ thousand
	2019	2018
Savings deposits	4,568,663	4,646,528
Time deposits	7,802,286	6,285,102
Securities sold under agreements to repurchase	12,486,768	15,811,266
Funds from issuance of securities	10,457,808	10,567,670
Subordinated debts (Note 17)	3,708,924	3,517,067
Other funding expenses	768,423	641,600
Total	39,792,872	41,469,233

15)    BORROWING AND ON-LENDING

a)  Borrowing

	On December 31 - R$ thousand
	1 to 30	31 to 180	181 to 360	More than 360	2019	2018
	days	days	days	days
Overseas	2,087,909	17,530,278	7,812,939	1,874,530	29,305,656	29,714,776
Total in 2019	2,087,909	17,530,278	7,812,939	1,874,530	29,305,656
%	7.1	59.8	26.7	6.4	100.0
Total in 2018	5,781,401	13,500,609	8,624,551	1,808,215		29,714,776
%	19.5	45.4	29.0	6.1		100.0

b)  On-lending

	On December 31 - R$ thousand
	1 to 30	31 to 180	181 to 360	More than 360	2019	2018
	days	days	days	days
In Brazil	723,873	2,694,394	3,288,118	15,764,959	22,471,344	25,170,058
- FINAME	317,847	1,728,009	2,139,860	7,907,191	12,092,907	14,327,604
- BNDES	406,026	966,385	1,010,038	7,857,620	10,240,069	10,735,285
- National Treasury	-	-	136,901	-	136,901	105,725
- Other institutions	-	-	1,319	148	1,467	1,444
Total in 2019	723,873	2,694,394	3,288,118	15,764,959	22,471,344
%	3.2	12.0	14.6	70.2	100.0
Total in 2018	881,476	3,230,381	3,519,578	17,538,623		25,170,058
%	3.5	12.8	14.0	69.7		100.0

Bradesco     49

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

c)     Borrowing and on-lending expenses

	Years ended December 31 - R$ thousand
	2019	2018
Borrowing:
- In Brazil	9,273	7,864
- Overseas	4,507,431	9,192,892
Subtotal borrowing	4,516,704	9,200,756
On-lending in Brazil:
- BNDES	746,680	824,260
- FINAME	761,889	747,745
- National Treasury	4,654	4,215
- Other institutions	94	5
On-lending overseas:
- Payables to foreign bankers (Note 9a)	2,018,481	1,066,302
Subtotal on-lending	3,531,798	2,642,527
Total	8,048,502	11,843,283

16)  PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL OBLIGATIONS – TAX AND SOCIAL SECURITY

a)   Contingent assets

Contingent assets are not recognized in the financial statements. However, there are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration Program (PIS), Bradesco has made a claim to offset PIS against Gross Operating Income, paid under Decree-Laws No. 2,445/88 and No. 2,449/88, regarding the payment that exceeded the amount due under Supplementary Law No. 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts paid.

b)   Provisions classified as probable losses and legal obligations – tax and social security

The Organization is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recognized provisions where, based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, the loss is deemed probable.

Management considers that the provision is sufficient to cover the future losses generated by the respective lawsuits.

Provisions related to legal obligations are maintained until the conclusion of the lawsuit, represented by judicial decisions with no further appeals or due to the statute of limitation.

I -       Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, most significantly for unpaid “overtime”, pursuant to Article 224 of the Consolidation of Labor Laws (CLT). Considering that the proceedings database is basically composed by proceedings with similar characteristics and for which there has been no official court decision, the provision is recognized considering the following factors, among others: date of receipt of the proceedings (before or after the labor reform of November 2017), the average calculated value of payments made for labor complaints settled in the past 12 months before and after the labor reform, and inflation adjustment on the average calculated values.

50                December 2019

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Overtime is monitored by using electronic time cards and paid regularly during the employment contract, so that the claims filed by Bradesco’s former employees do not represent individually relevant amounts.

In 2019, we enhanced the calculation methodology, as described in Note 2, which resulted in an addition provision of R$1,685,757 thousand.

II -     Civil claims

These are claims for pain and suffering and property damages, related to banking products and services, the inclusion of information about debtors in the credit restriction registry and the replacement of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually controlled using a computer-based system and provisioned whenever the loss is deemed as probable, considering the opinion of the legal advisors, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts. Most of these lawsuits involve the Special Civil Court (JEC), in which the claims are limited to 40 minimum wages.

In relation to the legal claims that are pleading alleged differences in the adjustment of inflation on savings account balances and due to the implementation of economic plans that were part of the federal government’s economic policy to reduce inflation in the 80s and 90s, Bradesco, despite complying with the law and regulation in force at the time, has provisioned certain proceedings, taking into consideration the claims in which they were mentioned and the perspective of loss of each demand, in view of the decisions and subjects still under analysis in the Superior Court of Justice (STJ), such as, for example, the application of default interest in executions arising from Public Civil Actions, interest payments and succession.

In December 2017, with the mediation of the Attorney’s General Office (AGU), the entities representing the bank and the savings accounts, entered into an agreement related to litigation of economic plans, with the purpose of closing these claims, in which conditions and schedule were established for savings accounts holders to accede to the agreement. This agreement was approved by the Federal Supreme Court (STF) on March 1, 2018, the period of adhesion for interested parties is for two (02) years from this date. As this is a voluntary agreement, Bradesco is unable to predict how many savings account holders will choose to accept the settlement offer. It is important to note that Bradesco understands that the provisioning was made to cover the eligible proceedings to the related agreement. The proceedings that are not in the scope of the agreement, including those related to merged banks are individually revaluated based on the procedural stage they are in.

Note that, regarding disputes relating to economic plans, the Federal Supreme Court (STF) suspended the prosecution of all lawsuits at the cognizance stage, until the Court issues a final decision on the right under litigation.

As described in Note 2, Bradesco reviewed and enhanced the assumptions and criteria for constitution of labor claims, including proceedings related to economic plans of merged banks, resulting in an addition provision of R$2,964,990 thousand in December 2019. For this review, we considered the trends of court decisions, the information related to the progress of such proceedings (contracts, exposure calculation, expert reports, etc.) and the opinion of the legal advisors.

III -    Provision for tax risks

The Organization is disputing the legality and constitutionality of certain taxes and contributions in court, for which provisions have been recognized in full, although there is a good chance of a favorable outcome, based on the opinion of Management and their legal counsel. The processing of these legal obligations and the provisions for cases for which the risk of loss is deemed as probable is regularly monitored in the legal court. During or after the conclusion of each case, a favorable outcome may arise for the Organization, resulting in the reversal of the related provisions.

Bradesco     51

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

The main cases are:

-      PIS and COFINS – R$2,627,647 thousand (R$2,553,454 thousand in 2018): a request for authorization to calculate and pay PIS and COFINS based on effective billing, as set forth in Article 2 of Supplementary Law No. 70/91, removing from the calculation base the unconstitutional inclusion of other revenues other than those billed;

-      Pension Contributions – R$1,646,464 thousand (R$1,579,892 thousand in 2018): official notifications related to the pension contributions on financial contributions in private pension plans, considered by the authorities to be compensatory sums subject to the incidence of pension contributions and to an isolated fine for not withholding IRRF on the financial contributions;

-      IRPJ/CSLL on losses of credits – R$1,264,448 thousand (R$1,461,621 thousand in 2018): we are requesting to deduct from income tax and social contributions payable (IRPJ and CSLL, respectively) amounts of actual and definite loan losses related to unconditional discounts granted during collections, regardless of compliance with the terms and conditions provided for in Articles 9 to 14 of Law No. 9,430/96 that only apply to temporary losses;

-      IRPJ/CSLL on MTM – R$626,341 thousand (R$607,258 thousand in 2018): IRPJ and CSLL deficiency note related to the exclusions of revenues marking Securities at fair value in 2007;

-      INSS – Contribution to SAT – R$432,873 thousand (R$417,442 thousand in 2018): in an ordinary lawsuit filed by the Brazilian Federation of Banks – Febraban, since April 2007, on behalf of its members, is questioned the classification of banks at the highest level of risk, with respect to Work Accident Risk – RAT, which eventually raised the rate of the respective contribution from 1% to 3%, in accordance with Decree No. 6,042/07.

In general, the provisions relating to lawsuits are classified as non-current, due to the unpredictability of the duration of the proceedings in the Brazilian justice system. For this reason, the estimate has not been disclosed with relation to the specific year in which these lawsuits will be finalized.

IV - Provisions by nature

	On December 31 - R$ thousand
	2019	2018
Labor claims	6,832,207	5,687,916
Civil claims	7,393,985	4,445,739
Provision for tax risks	7,133,605	7,111,865
Total (Note 18b)	21,359,797	17,245,520

V - Changes in provisions

	R$ thousand
	2019
	Labor	Civil	Tax
Balance on December 31, 2018	5,687,916	4,445,739	7,111,865
Adjustment for inflation	653,750	529,483	273,013
Provisions, net of (reversals and write-offs) (1)	3,079,032	4,318,892	(233,076)
Payments	(2,588,491)	(1,900,129)	(18,197)
Balance on December 31, 2019	6,832,207	7,393,985	7,133,605

(1) Includes reversal of IR and CS on losses on receivables in the amount of R$230,852 thousand.

c)   Contingent liabilities classified as possible losses

The Organization maintains a system to monitor all administrative and judicial proceedings in which the institution is plaintiff or defendant and, based on the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recognized as a liability in the financial statements and totaled, on December 31, 2019,

52                December 2019

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

R$5,880,007 thousand (R$8,173,893 thousand in 2018) for civil claims and R$26,404,605 thousand (R$17,806,339 thousand in 2018) for tax proceedings .

The main fiscal proceedings in this category are:

-

IRPJ and CSLL deficiency note – 2013 to 2015 – R$9,216,012 thousand (R$1,689,160 thousand in 2018): due to the disallowance of interest expenses (CDI), related to certain investments and deposits between the companies of the Organization;

-	IRPJ and CSLL – 2006 to 2016 – R$2,809,612 thousand (R$2,728,468 thousand in 2018), relating to goodwill amortization being disallowed on the acquisition of investments;
-

COFINS – 2011 and 2012 – R$5,172,183 thousand (R$5,070,337 thousand in 2018): Fines and disallowances of Cofins loan compensations, released after a favorable decision in a judicial proceeding, where the unconstitutionality of the expansion of the intended calculation base was discussed for revenues other than those from billing (Law No. 9,718/98);

-

Leasing companies’ Tax on Services of any Nature (ISSQN), R$2,537,997 thousand (R$2,478,296 thousand in 2018) which relates to the municipal tax demands from municipalities other than those in which the company is located and where, under law, tax is collected;

-

PIS and COFINS notifications and disallowances of compensations – R$372,494 thousand (R$360,893 thousand in 2018): related to the unconstitutional extension of the basis of calculation intended for other income other than the billing (Law No. 9,718/98), from acquired companies;

-

Social Security Contribution Taxes – 2014 and 2015 – R$1,268,227 thousand: related to food and meal allowance made available to employees, according to the Worker's Food Program – PAT, through card and not "in natura";

-

IRPJ and CSLL deficiency note – 2000 to 2014 – R$1,187,411 thousand (R$1,784,832 thousand in 2018): relating to disallowance of exclusions and expenses, differences in depreciation expenses, insufficient depreciation expenses, expenses with depreciation of leased assets, operating expenses and income and disallowance of tax loss compensation; and

-	IRPJ and CSLL deficiency note – 2005 to 2013 – R$925,806 thousand (R$859,049 thousand in 2018): relating to disallowance of expenses with credit losses.

d) Other matters

Due to the so-called “Operação Zelotes” (“Zealots Operation”), which investigates the alleged improper performance of members of CARF – Administrative Council of Tax Appeals, a criminal proceeding against two former members of Bradesco’s Board of Executive Officers was opened in 2016 and received by the 10th Federal Court of Judicial Section of the Federal District. The investigation phase of the process was already completed, and is currently waiting for the decision of the first-degree court.

The Company's Management conducted an internal evaluation of records and documents related to the matter and found no evidence of any illegal conduct practiced by its former representatives.

Bradesco provided all of the information to the authorities and competent regulatory bodies, both in Brazil and abroad.

As a result of the news about the Operação Zelotes, a Class Action was filed against Bradesco and members of its Board of Executive Officers before the District Court of New York (“Court”), on June 3, 2016, based on Sections 10 (b) and 20 (a) of the Securities Exchange Act of 1934. On July 1, 2019, Bradesco and the Lead Plaintiff made an agreement (“Agreement”) to terminate the Class Action, with the payment of US$14.5 million by Bradesco. The Agreement was finally approved by

Bradesco     53

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

the Court on November 18, 2019 and the case was closed in relation to Bradesco and to the members of its Executive Board of Directors. The Agreement made does not represent the recognition of guilt or admission of liability by Bradesco, but its intent is to avoid uncertainties, costs and onus related to the progression of the Class Action.

Also as a result of Operação Zelotes, the Corregedoria Geral do Ministério da Fazenda (General Internal Affairs of the Ministry of Finance) began an investigative administrative procedure to verify the need for the establishment of an Administrative Accountability Process ("PAR"). The filing decision of the related procedure was published in Section 2 of the Diário Oficial da União (Federal Official Gazette) on February 3, 2020. The decision given by the Official of the Ministry of Economy accepted in full the Final Report of the Processing Committee, the Opinion of the National Treasury Attorney General's Office and the Joint Order of the General Coordination of Management and Administration, and of the Leadership of the Advisory and Judgment Division, which confirmed, expressly recognizing, the lack of evidence that Bradesco had promised, offered or given, directly or indirectly, an unfair advantage to public agents involved in the related operation, in accordance with the provisions laid down in Article 5, section I, of Law No. 12,846/13.

54                December 2019

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

17)    SUBORDINATED DEBT

a)   Composition by maturity

	On December 31 - R$ thousand
	Original term in years	Nominal amount	2019	2018
In Brazil:
Subordinated CDB:
2019 (1)	10	-	-	69,851
Financial bills:
2019 (1)	6	-	-	39,261
2019 (1)	7	-	-	3,490,180
2020	7	1,700	3,288	3,038
2022	7	4,305,011	6,426,671	6,010,103
2023	7	1,359,452	1,958,936	1,829,083
2024	7	67,450	87,316	80,479
2025	7	5,425,906	5,943,283	5,578,707
2019 (1)	8	-	-	31,742
2020	8	28,556	64,624	59,398
2021	8	1,236	2,364	2,192
2023	8	1,706,846	2,671,282	2,464,978
2024	8	136,695	186,376	172,590
2025	8	6,193,653	6,424,128	6,427,806
2026	8	870,300	952,807	894,417
2021	9	7,000	14,999	14,064
2024	9	4,924	8,375	7,444
2025	9	400,944	525,232	491,031
2027	9	144,900	159,920	149,211
2021	10	19,200	49,621	44,962
2022	10	54,143	118,117	108,467
2023	10	688,064	1,225,020	1,146,189
2025	10	284,137	518,242	451,136
2026	10	361,196	523,687	480,443
2027	10	258,743	319,582	295,946
2028	10	248,300	282,192	257,524
2026	11	3,400	5,009	4,622
2027	11	47,046	62,776	58,346
2028	11	74,764	91,899	84,304
Perpetual		9,201,200	9,559,967	9,254,743
Subtotal in Brazil (2)			38,185,713	40,002,257
Overseas:
2019 (1)	10	-	-	2,955,140
2021	11	6,449,120	6,619,620	6,359,999
2022	11	4,433,770	4,512,729	4,335,459
Subtotal overseas			11,132,349	13,650,598
Total (3)			49,318,062	53,652,855

(1) Subordinated debt transactions that matured in 2019;

(2) It includes the amount of R$36,707,680 thousand (R$34,992,913 thousand in 2018), referring to subordinated debts recognized in “Eligible Debt Capital Instruments”; and

(3) The information on results is presented on Note 14e, cost for market funding and inflation and interest adjustments of technical provisions for insurance, pension plans and capitalization bonds.

Bradesco     55

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

b)   Movement of subordinated debts

	R$ thousand
	2019	2018
Opening balance on December 31	53,652,855	50,192,486
Issuance	-	10,890,606
Interest	3,708,924	3,517,067
Settlement and interest payments	(8,593,243)	(12,947,073)
Exchange variation	549,526	1,999,769
Closing balance on December 31	49,318,062	53,652,855

18)    OTHER LIABILITIES

a)   Tax and social security

	On December 31 - R$ thousand
	2019	2018
Provision for deferred income tax (Note 31e)	4,618,629	2,409,771
Taxes and contributions on profit payable	648,360	593,594
Taxes and contributions payable	1,901,377	1,479,095
Total	7,168,366	4,482,460

b)   Sundry

	On December 31 - R$ thousand
	2019	2018
Credit card operations	3,613,443	3,912,283
Civil, tax and labor provisions (Note 16b IV)	21,359,796	17,245,520
Loan assignment obligations	6,594,471	8,058,619
Provision for payments	7,261,119	6,339,727
Sundry creditors	5,706,984	3,752,064
Obligations for quotas of investment funds	1,620,225	3,776,118
Creditors - prepayment of residual value	1,370,804	1,488,587
Liabilities for acquisition of assets and rights	659,089	378,803
Other (1)	7,903,829	5,168,037
Total	56,089,760	50,119,758

(1) It includes a specific provision for financial guarantees provided, pursuant to Resolution No. 4,512/16.

c)   Financial guarantees

Financial guarantees provided are contracts requiring the Organization to make specific payments to the holder of the financial guarantee for a loss it will incur when a specific debtor fails to make the payment under the terms of the debt instrument. The provision for financial guarantees provided is formed based on the best estimate of the non-recoverable amount of the guarantee, if such disbursement is likely. The provisioning parameters are established based on the internal credit risk management models. In the case of retail operations, quantitative models are adopted, while in wholesale the combination of quantitative models with individualized analyzes is adopted. As described in Note 2, Bradesco revised and improved its internal models for constituting this provision, resulting in a supplement in the amount of R$1,100,002 thousand in December 2019.

	On December 31 - R$ thousand
	2019		2018
	Guaranteed Values	Provisions	Guaranteed Values	Provisions
Surety and guarantees in judicial and administrative proceedings of a fiscal nature	37,696,763	(848,477)	38,131,363	(261,834)
Bank sureties	39,593,910	(1,099,140)	33,641,655	(424,536)
Others	940,590	(24,391)	1,098,060	(32,847)
Total	78,231,263	(1,972,008)	72,871,078	(719,217)

56                December 2019

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

19)    NON-CONTROLLING INTERESTS IN SUBSIDIARIES

	On December 31 - R$ thousand
	2019	2018
Banco Bradesco BBI S.A.	5,882	5,044
Other	56,585	68,216
Total	62,467	73,260

20)    SHAREHOLDERS’ EQUITY (PARENT COMPANY)

a)   Capital stock in number of shares

Fully subscribed and paid-in capital stock comprises non-par, registered, book-entry shares.

	On December 31
	2019	2018
Common	4,031,915,068	3,359,929,223
Preferred	4,031,914,646	3,359,928,872
Subtotal	8,063,829,714	6,719,858,095
Treasury (common shares)	(6,642,963)	(5,535,803)
Treasury (preferred shares)	(24,889,584)	(20,741,320)
Total outstanding shares	8,032,297,167	6,693,580,972

b)   Transactions of capital stock involving quantities of shares

	Common	Preferred	Total
Number of outstanding shares as at December 31, 2018	3,354,393,420	3,339,187,552	6,693,580,972
Increase of capital stock with issuing of shares – bonus of 20% (1)	671,985,845	671,985,774	1,343,971,619
Increase of shares in treasury – bonus of 20%	(1,107,160)	(4,148,264)	(5,255,424)
Number of outstanding shares as at December 31, 2019	4,025,272,105	4,007,025,062	8,032,297,167

(1) It benefited the shareholders registered in the records of Bradesco on March 29, 2019.

In the Extraordinary General Meeting of March 11, 2019, the approval was proposed by the Board of Directors to increase the capital stock by R$ 8,000,000 thousand, increasing it from R$ 67,100,000 thousand to R$ 75,100,000 thousand, with a bonus in shares, through the capitalization of part of the balance of the account “Profit Reserves - Statutory Reserve”, in compliance with the provisions in Article 169 of Law No. 6,404/76, by issuing 1,343,971,619 new nominative-book entry shares, with no nominal value, whereby 671,985,845 are common and 671,985,774 are preferred shares, that will be assigned free-of-charge to the shareholders as bonus, to the ratio of 2 new shares for every 10 shares of the same type that they own on the base date, and was approved by the Bacen on March 19, 2019.

c)   Interest on Shareholders’ Equity/dividends

Bradesco’s capital remuneration policy aims to distribute interest on shareholders’ equity at the maximum amount calculated under current legislation, and this is included, net of Withholding Income Tax (IRRF), in the calculation for mandatory dividends for the year under the Company’s Bylaws.

The Board of Directors’ Meeting held on June 28, 2019, approved the Board of Executive Officers’ proposal to pay to the shareholders interim interest on shareholder’s equity for the first semester of 2019, of R$ 1,455,000 thousand, of which R$ 0.172536471 are per common share and R$ 0.189790118 per preferred share, whose payment was made on July 15, 2019.

In a meeting held on October 17, 2019, the Board of Directors approved the payment, on October 23, 2019, of extraordinary dividends from profit reserves, in the amount of R$ 8,000,000 thousand, which represents R$0.948654134 per common share and R$1.043519547 per preferred share.

In a meeting of the Board of Directors on December 19, 2019, the Board of Executive Officers 'proposal for payment of complementary interest on shareholders' equity for the year of 2019 was approved,

Bradesco     57

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

in the amount of R$4,245,000 thousand, of which R$0.503379600 per common share and R$0.553717560 per preferred share, payment of which was made on December 30, 2019.

In a meeting held on February 17, 2020, the Board of Directors approved the payment, on February 28, 2020, of complementary dividends, related to 2019, in the amount of R$490,918 thousand, of which R$0.058213963 per common share and R$0.064035359 per preferred share, without application of Withholding Income Tax, pursuant to Article 10 of Law No. 9,249/95.

Interest on shareholders’ equity/dividends for the period ended December 31, 2019 is calculated as follows:

	R$ thousand	% (1)
Net income for the period	22,582,615
(-) Legal reserve	1,129,131
Adjusted calculation basis	21,453,484
Monthly, intermediaries and supplementary interest on shareholders’ equity (gross), paid	7,372,858
Withholding income tax on interest on shareholders' equity	(1,105,929)
Interest on shareholders' equity (net)	6,266,929
Supplementary dividends paid (2)	490,918
Interest on shareholders' equity (net) and complementary dividends (3)	6,757,847	31.50
Extraordinary dividends paid (4)	8,000,000
Interest on shareholders' equity (net) and total dividends accumulated in December 31, 2019	14,757,847	68.79
Interest on Shareholders’ Equity (net) accumulated in December 2018	6,203,807	34.22

(1) Percentage of interest on shareholders’ equity/dividends after adjustments. The total percentage of net distribution in 2019 was 68.79% (73.94% gross). In 2018, the total net percentage was 34.22% (40.26% gross);

(2) Payment of complementary dividends in the amount of R$490,918 occurred on February 28, 2020;

(3) Interest on shareholders' equity and minimum mandatory dividends provided for in the Bylaws; and

(4) Payment of extraordinary dividends in the amount of R$8 billion, occurred on October 23, 2019, using part of the balance of the "Profit Reserves - Statutory" account.

Interest on shareholders’ equity were paid or recognized in provisions, as follows:

Description	R$ thousand
	Per share (gross)		Gross amount paid/ recognized in provision	Withholding Income Tax (IRRF) (15%)	Net amount paid/recognized in provision
	Common	Preferred
Monthly interest on shareholders’ equity paid	0.206998	0.227698	1,421,596	213,239	1,208,357
Intermediary interest on shareholders’ equity paid	0.172465	0.189712	1,212,000	181,800	1,030,200
Supplementary interest on shareholders´ equity paid	0.663821	0.730203	4,665,000	699,750	3,965,250
Total accrued on December 31, 2018	1.043284	1.147613	7,298,596	1,094,789	6,203,807

Monthly interest on shareholders’ equity paid	0.206998	0.227698	1,672,858	250,929	1,421,929
Intermediary interest paid on shareholders’ equity (1)	0.172536	0.189790	1,455,000	218,250	1,236,750
Supplementary interest on shareholders´ equity paid (2)	0.503380	0.553718	4,245,000	636,750	3,608,250
Extraordinary dividends paid (3)	0.948654	1.043520	8,000,000	-	8,000,000
Supplementary dividends paid (4)	0.058214	0.064035	490,918	-	490,918
Total accrued on December 31, 2019	1.889782	2.078761	15,863,776	1,105,929	14,757,847

(1) Payments on July 15, 2019;

(2) Payments on December 30, 2019;

(3) Payments on October 23, 2019; and

(4) Payments on February 28, 2020.

d)   Treasury shares

Bradesco acquired a total of 6,642,963 common shares and 24,889,584 preferred shares for a total amount of R$ 440,514 thousand until December 31, 2019, which all remain in treasury. The minimum, average and maximum cost per common share is R$ 19.34962, R$ 24.55863 and R$ 27.14350, and per preferred share is R$ 19.37456, R$ 26.98306 and R$ 33.12855, respectively. The fair value was R$ 34.07 per common share and R$ 36.17 per preferred share on December 31, 2019.

58                December 2019

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

21)    FEE AND COMMISSION INCOME

	Years ended December 31 - R$ thousand
	2019	2018
Credit card income	7,390,357	6,938,697
Checking account	7,705,774	7,169,064
Loans	3,034,923	3,094,990
Collections	1,935,353	1,982,018
Consortium management	1,921,082	1,683,942
Asset management	1,787,603	1,789,935
Custody and brokerage services	1,136,054	981,190
Underwriting/ Financial Advisory Services	1,014,609	815,242
Payments	475,392	448,416
Other	559,688	483,782
Total	26,960,835	25,387,276

22)    PAYROLL AND RELATED BENEFITS

	Years ended December 31 - R$ thousand
	2019 (1)	2018
Salaries	9,184,091	7,795,742
Benefits	5,491,089	3,954,160
Social security charges	3,167,924	2,746,712
Employee profit sharing	1,666,197	1,564,735
Provision for labor claims (2)	2,704,534	1,114,920
Training	172,231	146,065
Total	22,386,066	17,322,334

(1) In 2019, it includes R$1,770,648 thousand related to Voluntary Severance Program (PDV); and

(2) It includes the effect of improving the calculation methodology. For more information, see Note 16b.

23)    OTHER ADMINISTRATIVE EXPENSES

	Years ended December 31 - R$ thousand
	2019	2018
Depreciation and amortization	4,922,256	4,969,328
Outsourced services	4,375,330	4,240,041
Data processing	2,372,240	2,429,828
Rental	1,715,899	1,626,564
Communication	1,455,629	1,448,900
Asset maintenance	1,165,523	1,129,485
Financial system services	1,055,683	934,416
Security and surveillance	744,033	748,577
Advertising and marketing	1,119,654	957,351
Transport	760,270	737,162
Asset leases	695,278	607,470
Water, electricity and gas	420,741	391,072
Supplies	186,108	203,618
Travel	242,937	228,680
Other	1,122,293	1,021,827
Total	22,353,874	21,674,319

24)    TAX EXPENSES

	Years ended December 31 - R$ thousand
	2019	2018
Contribution for Social Security Financing (COFINS)	3,496,380	3,066,895
Social Integration Program (PIS) contribution	577,739	507,030
Tax on Services (ISSQN)	1,187,109	1,067,149
Municipal Real Estate Tax (IPTU) expenses	123,887	123,406
Other	236,728	252,758
Total	5,621,843	5,017,238

Bradesco     59

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

25)    OTHER OPERATING INCOME

	Years ended December 31 - R$ thousand
	2019	2018
Other interest income	1,768,623	1,717,936
Reversal of other operating provisions	1,584,448	3,058,146
Revenues from recovery of charges and expenses	487,444	284,994
Other	1,636,254	1,260,344
Total	5,476,769	6,321,420

26)    OTHER OPERATING EXPENSES

	Years ended December 31 - R$ thousand
	2019	2018
Other finance costs	2,592,968	3,430,264
Sundry losses	416,971	332,089
Discount granted	1,769,300	1,527,778
Commissions on loans and financing	663,530	604,101
Card marketing expenses	3,207,559	3,381,586
Expenses with civil, tax and other contingencies	4,245,190	1,385,416
Other (1)	9,847,357	3,049,132
Total	22,742,875	13,710,366

 (1) On December 31, 2019, it includes: (i) impairment losses: in the acquisition of the right to provide financial services, in the amount of R$519,749 thousand; software/hardware, in the amount of R$222,024 thousand; and investment goodwill, in the amount of R$982,536 thousand; (ii) expenses with provision for financial guarantees, in the amount of R$1,252,791 thousand; and (iii) expenses with provision for contingencies, related to FCVS, in the amount of R$342,155 thousand and other provisions, in the amount of R$696,469 thousand.

27)    NON-OPERATING INCOME (LOSS)

	Years ended December 31 - R$ thousand
	2019	2018
Gain/loss on sale and write-off of assets and investments	(352,669)	(612,966)
Recording/reversal of non-operating provisions (1)	(203,363)	(361,808)
Other	58,633	76,800
Total	(497,399)	(897,974)

 (1) Includes primarily allowance for non-use assets (BNDU).

60                December 2019

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

28)    RELATED-PARTY TRANSACTIONS

a)   Related-party transactions (direct and indirect) are carried out according to CMN Resolution No. 4,636/18 and CVM Resolution No. 642/10. The Organization has a Transaction Policy with related parts disclosed on the Investor Relations website. The transactions are carried out under conditions and at rates consistent with those entered into with third parties at that time. The transactions are as follows:

	On December 31 - R$ thousand
	Shareholders of the parent (1)		Affiliates, controlled and shared control (2)		Key Management Personnel (3)		Total
	2019	2018	2019	2018	2019	2018	2019	2018
Assets
Interbank investments	-	-	364,217	378,687	-	-	364,217	378,687
Securities and derivative financial instruments	20,721	16,015	237,863	-	-	-	258,584	16,015
Loans, other receivables and assets	9	9	2,104,111	5,990,326	88,750	49,244	2,192,870	6,039,579
Liabilities
Demand deposits/Savings accounts	109,767	227	47,176	110,272	20,428	14,769	177,371	125,268
Time deposits	1,802,883	1,581,681	5,509,715	2,665,087	373,047	103,175	7,685,645	4,349,943
Securities sold under agreements to repurchase	225,064	1,317,711	304,008	13,388	-	2,642	529,072	1,333,741
Funds from issuance of securities and subordinated debts	13,697,802	8,569,271	15,525,288	14,881,873	891,211	797,182	30,114,301	24,248,326
Derivative financial instruments	-	165	7,264	-	-	-	7,264	165
Interest on own capital and dividends payable	217,765	1,540,846	-	-	-	-	217,765	1,540,846
Other liabilities	-	-	11,584,185	10,003,583	6,735	5,484	11,590,920	10,009,067

	Years ended December 31 - R$ thousand
	Shareholders of the parent (1)		Affiliates, controlled and shared control (2)		Key Management Personnel (3)		Total
	2019	2018	2019	2018	2019	2018	2019	2018
Income from financial intermediation	4,871	15,024	52,223	22,489	-	-	57,094	37,513
Financial intermediation expenses	(862,808)	(793,853)	(1,095,773)	(933,294)	(58,353)	(55,045)	(2,016,934)	(1,782,192)
Income from services provided	105	334	345,094	314,173	359	247	345,558	314,754
Other expenses net of other operating revenues	54,471	50,745	(2,146,118)	(1,944,524)	288,187	323,130	(1,803,460)	(1,570,649)

(1) Cidade de Deus Cia. Coml. de Participações, Fundação Bradesco, NCF Participações S.A., BBD Participações S.A. and Nova Cidade de Deus Participações S.A.;
(2) Companies listed in Note 11; and
(3) Members of the Board of Directors and the Board of Executive Officers.

Bradesco     61

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

b)   Remuneration of key management personnel

Each year, the Annual Shareholders’ Meeting approves:

•      The annual total amount of Management compensation, set forth at the Board of Directors Meetings, to be paid to board members and members of the Board of Executive Officers, as determined by the Company’s Bylaws; and

•      The amount allocated to finance Management pension plans, within the Employee and Management pension plan of the Organization Bradesco.

For 2019, the maximum amount of R$866,448 thousand was determined for the remuneration of the Directors, and part of this refers to the social security contribution to the INSS, which is an obligation of the Organization, and R$484,895 thousand to cover supplementary pension plan defined contributions.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of preferred class b shares issued by BBD Participações S.A. and / or preferred shares issued by Banco Bradesco S.A., which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This procedure complies with CMN Resolution No. 3,921/10, which sets forth a management compensation policy for financial institutions.

Short and medium term remuneration to Managers

	Years ended December 31 - R$ thousand
	2019	2018
Remuneration and Social Security Contribution to the INSS	852,862	485,949
Total	852,862	485,949

Post-employment benefits

	Years ended December 31 - R$ thousand
	2019	2018
Defined contribution supplementary pension plans	468,079	474,378
Total	468,079	474,378

Bradesco does not offer its Key Management Personnel long-term benefits related to severance pay or share-based compensation, pursuant to CPC 10 – Share-Based Payment, approved by Resolution No. 3,989/11.

Shareholding

Together, members of the Board of Directors and Board of Executive Officers had the following shareholding in Bradesco:

	On December 31
	2019	2018
● Common shares	0.55%	0.55%
● Preferred shares	1.04%	1.07%
● Total shares (1)	0.79%	0.81%

(1) On December 31, 2019, direct and indirect shareholding of the members of Bradesco’s Board of Directors and Board of Executive Officers amounted to 2.48% of common shares, 1.07% of preferred shares and 1.78% of all shares (2.60% of common shares, 1.11% of preferred shares and 1.85% of all shares in 2018).

62                December 2019

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

29)    RISK AND CAPITAL MANAGEMENT

a)   Risk Management

Bradesco carries out a corporate risk control in an integrated and independent manner, preserving and giving value to a collective decision-making environment, developing and implementing methodologies, models and tools for measurement and control. It promotes the dissemination of the risk culture to all employees, at all hierarchical levels, from the business areas to the Board of Directors.

The risk management and capital management structures have policies, rules and procedures, ensuring that the Organization maintains controls compatible with the nature of its operations, the complexity of its products and services, activities, processes, systems and the size of its exposure to risks. These structures are also composed of various committees, commissions and departments that subsidize the Board of Directors, the Chief Executive Officer, the Chief Risk Officer (CRO) and the Executive Board of the Organization in decision making, including:

•       Integrated Risk Management and Capital Allocation Committee, whose purpose is to advise the Board of Directors in the performance of its duties related to the management policies and limits of exposure to risks and ensure within the scope of the Organization compliance with the related processes, policies, related standards and compliance with regulations and legislation applicable to the Organization; and

•        Risk Committee, whose main objective is to evaluate the Organization's risk management framework and, eventually, to propose improvements.

Both advise the Board of Directors in the performance of its duties in the management and control of risks, capital, internal controls and compliance.

Detailed information on risk management process, reference equity and also Bradesco's risks exposures may be found in Risk Management Report – Pillar 3, available on the Investors Relations website (bradescori.com.br – Market Information).

b)   Capital Management

The Basel Ratio is part of the set of indicators that are monitored and evaluated in the process of Capital Management, and is intended to measure the sufficiency of capital in relation to the exposure to risks. The table below shows the composition of the Reference Equity and of the Risk Weighted Assets, according to the standards of Bacen. During the period, Bradesco has fulfilled all the minimum regulatory requirements.

Bradesco     63

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Below is the Basel Ratio:

Calculation basis - Basel Ratio	On December 31 - R$ thousand
	Prudential Conglomerate
	2019	2018
Tier I capital	100,831,668	90,322,147
Common equity	91,271,701	81,090,060
Shareholders’ equity	133,723,221	121,120,869
Non-controlling interest / Other	106,302	169,606
Prudential adjustments	(42,557,822)	(40,200,415)
Additional capital	9,559,967	9,232,087
Tier II capital	24,443,737	27,618,026
Subordinated debts (Resolution No. 4,192/13)	21,324,281	22,416,933
Subordinated debts (previous to CMN Resolution No. 4,192/13)	3,119,456	5,201,093
Reference Equity (a)	125,275,405	117,940,173

- Credit risk	680,907,697	598,057,619
- Market risk	13,571,488	10,407,258
- Operational risk	64,572,141	53,150,786
Risk-weighted assets – RWA (b)	759,051,326	661,615,663

Basel ratio (a/b)	16.5%	17.9%
Tier I capital	13.3%	13.7%
- Principal capital	12.0%	12.3%
- Additional capital	1.3%	1.4%
Tier II capital	3.2%	4.2%

c) Indicator of Global Systemic Importance (IAISG)

According to Bacen Circular Letter No 3,751/15, Bradesco calculated the indicators for the evaluation of global systemic importance (IAISG), disclosed in Investor Relations website (bradescori.com.br - Market Information - Risk Management – Global Systemic Importance Index – Annex I and II).

d)     Social and environmental risk

The social and environmental risk is represented by potential damages that an economic activity can cause to society and to the environment. The social and environmental risks associated with financial institutions are mostly indirect and stem from business relationships, including those with the supply chain and with customers, through financing and investment activities.

The social and environmental risk management process has a robust governance structure, comprised of committees, policies, standards and procedures, allowing the risk to be properly identified, measured, mitigated, monitored and reported. This process complies with Resolution No. 4,327/14 of the Central Bank and observes the principles of relevance and proportionality, which is necessary in view of the complexity of the financial products and the profile of Organization’s activities.

The Organization seeks to constantly incorporate and improve the criteria for managing the social and environmental risk arising from business relations with customers, through loan and financing operations, guarantees, suppliers and investments, which comprise the scope of analysis reflected in the Organization Social and Environmental Risk Standard.

The Organization has made several commitments related to environmental and social aspects, such as the Carbon Disclosure Project (CDP), the Principles for Responsible Investment (PRI), the Business Charter for Human Rights and Promotion of Decent Work (Ethos), the United Nations Environment Program (UNEP-FI), the Global Compact, among others.

Moreover, the Organization has been a signatory of the Equator Principles since 2004, and among the requirements evaluated are as follows the working conditions, impacts to the community and the environment of projects financed by the Organization, pursuant to the Brazilian legislation and the standards and guidelines of the International Finance Corporation (IFC), besides the World Bank Group's Health, Safety and Environment Guidelines. During the credit granting process, transactions under Equator Principles undergo a social and environmental risk analysis.

64                December 2019

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

In the year ended on December 31, 2019, there was no hiring Advisory Service and Financing Project Finance and Corporate Loan to projects classified under the criteria of the Equator Principles III.

e)     Below is the statement of financial position by currency and maturity

I – The statement of financial position by currency

	On December 31 - R$ thousand
	2019			2018
	Balance	Local	Foreign (1) (2)	Foreign (1) (2)
Assets
Current and long-term assets	1,048,901,335	964,380,517	84,520,818	76,750,429
Cash and due from banks	18,722,672	14,728,142	3,994,530	4,880,713
Interbank investments	58,230,763	55,489,847	2,740,916	1,823,332
Securities and derivative financial instruments	332,524,030	309,210,345	23,313,685	18,700,116
Interbank and interdepartmental accounts	100,705,814	100,705,814	-	-
Loans and leases	342,879,389	314,223,097	28,656,292	33,337,418
Other receivables and assets	195,838,667	170,023,272	25,815,395	18,008,850
Permanent assets	81,163,562	81,115,263	48,299	33,792
Investments	61,741,364	61,741,364	-	-
Premises and equipment and leased assets	9,470,090	9,440,864	29,226	20,539
Intangible assets	9,952,108	9,933,035	19,073	13,253
Total	1,130,064,897	1,045,495,780	84,569,117	76,784,221

Liabilities
Current and long-term liabilities	995,975,308	912,094,785	83,880,523	81,388,871
Deposits	371,741,114	352,221,702	19,519,412	15,764,214
Securities sold under agreements to repurchase	202,896,547	195,299,774	7,596,773	9,609,051
Funds from issuance of securities	186,297,851	182,907,804	3,390,047	4,112,588
Interbank and interdepartmental accounts	34,895,068	31,953,426	2,941,642	3,013,281
Borrowing and on-lending	51,777,000	22,204,248	29,572,752	29,915,340
Derivative financial instruments	14,104,410	12,647,268	1,457,142	1,319,483
Other liabilities:
- Subordinated debts	49,318,062	38,185,713	11,132,349	13,650,598
- Others	84,945,256	76,674,850	8,270,406	4,004,316
Deferred income	303,901	303,901	-	-
Non-controlling interests in subsidiaries	62,467	62,467	-	-
Shareholders’ equity	133,723,221	133,723,221	-	-
Total	1,130,064,897	1,046,184,374	83,880,523	81,388,871

Net position of assets and liabilities			688,594	(4,604,650)
Net position of derivatives (2)			(65,993,860)	(43,541,075)
Other net off-balance-sheet accounts (3)			(4,208)	(296,977)
Net foreign exchange position (passive) (4)			(65,309,474)	(48,442,702)

 (1) Amounts originally recognized and/or indexed mainly in USD;
(2) Excluding operations maturing in D+1, to be settled at the rate on the last day of the month;
(3) Other commitments recognized in off-balance-sheet accounts; and

(4) Assets, liabilities and results of foreign investments and dependencies are translated into Brazilian reais at the local currency exchange rates, and the effects resulting from the conversion process totaled R$2,375,463 thousand (R$8,349,789 thousand in 2018)  were recorded in the result. These effects were neutralized by the results obtained by the financial instruments used to hedge the effects of the exchange variation produced by our investments abroad. For investments abroad that have a functional currency different from the real, the effects of the conversion are recorded in Shareholders' Equity in the Balance for Valuation Adjustments.

Bradesco     65

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

II - The statement of financial position by maturity

	On December 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	No stated maturity	Total
Assets
Current and long-term assets	498,640,250	127,402,704	95,622,195	327,236,186	-	1,048,901,335
Cash and due from banks	18,722,672	-	-	-	-	18,722,672
Interbank investments (1)	49,131,638	4,133,573	3,219,405	1,746,147	-	58,230,763
Securities and derivative financial instruments (1) (2)	222,516,820	15,034,640	19,771,142	75,201,428	-	332,524,030
Interbank and interdepartmental accounts	96,296,194	3,403,215	805,023	201,382	-	100,705,814
Loans and leases	26,080,886	71,041,834	58,300,096	187,456,573	-	342,879,389
Other receivables and assets	85,892,040	33,789,442	13,526,529	62,630,656	-	195,838,667
Permanent assets	4,544,381	1,796,839	2,159,521	10,636,528	62,026,293	81,163,562
Investments	-	-	-	-	61,741,364	61,741,364
Premises and equipment	4,267,288	403,161	483,793	4,258,426	57,422	9,470,090
Intangible assets	277,093	1,393,678	1,675,728	6,378,102	227,507	9,952,108
Total in December 31, 2019	503,184,631	129,199,543	97,781,716	337,872,714	62,026,293	1,130,064,897
Total in December 31, 2018	472,802,696	136,142,131	60,208,127	336,433,382	55,765,701	1,061,352,037

Liabilities
Current and long-term liabilities	461,963,709	84,095,716	99,013,511	341,342,405	9,559,967	995,975,308
Deposits (3)	166,286,642	20,971,907	42,650,339	141,832,226	-	371,741,114
Securities sold under agreements to repurchase (1)	199,006,890	1,721,158	293,817	1,874,682	-	202,896,547
Funds from issuance of securities	5,564,172	37,545,997	43,163,330	100,024,352	-	186,297,851
Interbank and interdepartmental accounts	34,895,068	-	-	-	-	34,895,068
Borrowing and on-lending	2,811,782	20,224,672	11,101,057	17,639,489	-	51,777,000
Derivative financial instruments	2,451,200	1,164,773	469,759	10,018,678	-	14,104,410
Other liabilities:
- Subordinated debts	2,079	38,097	285,695	39,432,224	9,559,967	49,318,062
- Others	50,945,876	2,429,112	1,049,514	30,520,754	-	84,945,256
Deferred income	303,901	-	-	-		303,901
Non-controlling interests in subsidiaries	-	-	-	-	62,467	62,467
Shareholders’ equity	-	-	-	-	133,723,221	133,723,221
Total in December 31, 2019	462,267,610	84,095,716	99,013,511	341,342,405	143,345,655	1,130,064,897
Total in December 31, 2018	452,724,906	68,238,899	97,344,151	321,849,952	121,194,129	1,061,352,037

Net assets accumulated on December 31, 2019	40,917,021	86,020,848	84,789,053	81,319,362
Net assets accumulated on December 31, 2018	20,077,790	87,981,022	50,844,998	65,428,428	-	-

(1) Repurchase agreements are classified according to the maturity of the transactions;
(2) Investments in investment funds are classified as 1 to 30 days; and
(3) Demand and savings deposits are classified as 1 to 30 days, without considering average historical turnover.

66                December 2019

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

30)    EMPLOYEE BENEFITS

Bradesco and its subsidiaries sponsor a private defined contribution pension for employees and directors, that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE). The Plan is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management S.A. DTVM is responsible for the financial management of the FIEs funds.

The Supplementary Pension Plan counts on contributions from employees and administrators of Bradesco and its subsidiaries equivalent to at least 4% of the salary by employees and, 5% of the salary, plus the percentage allocated to covers of risk benefits (invalidity and death) by the company. Actuarial obligations of the defined contribution plan are fully covered by the plan assets of the corresponding FIE. In addition to the plan, in 2001, participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in that plan. For the active participants, retirees and pensioners of the defined benefit plan, now closed to new members, the present value of the actuarial obligations of the plan is fully covered by guarantee assets.

Following the merger of Banco Alvorada S.A. (successor from the spin-off of Banco Baneb S.A.) into Kirton Bank S.A. Banco Múltiplo, on April 30, 2019, Kirton Bank S.A. Banco Múltiplo maintains variable contribution and defined benefit retirement plans, through Fundação Baneb de Seguridade Social – Bases related to the former employees of Baneb.

Bradesco sponsors both variable benefit and defined contribution retirement plans, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão (Capof), to employees originating from Banco BEM S.A.

Bradesco sponsors a defined benefit plan through Caixa de Previdência Privada Bec – Cabec for employees of Banco do Estado do Ceará S.A.

Kirton Bank S.A. Banco Múltiplo, Bradesco Capitalização S.A., Kirton Corretora de Seguros S.A., Bradesco Kirton Corretora de Câmbio S.A. and Bradesco Seguros S.A. sponsor a defined benefit plan called APABA for employees originating from Banco Bamerindus do Brasil S.A., and Kirton Administração de Serviços para Fundos de Pensão Ltda. sponsors for its employees a defined contribution plan, known as the Kirton Prev Benefits Plan (Plano de Benefícios Kirton Prev), both managed by MultiBRA – Pension Fund.

Banco Losango S.A. Banco Múltiplo, Kirton Bank S.A. Banco Múltiplo and Credival – Participações, Administração e Assessoria Ltda. sponsor three pension plans for its employees, which are: Losango I Benefits Plan – Basic Part, in the defined benefit mode, Losango I – Supplementary Part and PREVMAIS Losango Plan, the last two in the form of contribution variable, all managed by MultiBRA – Settlor – Multiple Fund.

Bradesco also took on the obligations of Kirton Bank S.A. Banco Múltiplo with regard to Life Insurance, Health Insurance Plans, and Retirement Compensation for employees coming from Banco Bamerindus do Brasil S.A., as well as complementing Retirement and Health Plan of Lloyds employees.

In accordance with CPC 33 (R1) - Employee Benefits, approved by CVM Resolution No. 600/09, Bradesco and its subsidiaries, as sponsors of these plans, considering the economic and actuarial study, have calculated their actuarial commitments using real interest rate and recognize in their financial statements the obligation due. The resources guaranteeing the pension plans are invested in accordance with the relevant legislation (public and private securities, shares of listed companies and properties). Below are the main assumptions used by the independent actuary in the actuarial assessment of our plans, based on CPC 33 (R1):

Bradesco     67

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Risk factors	On December 31
	2019	2018
Nominal discount rate	6,45% - 7,45% a.a.	8.8% - 9.31% a.a.
Nominal rate of minimum expected return on assets	13,49% - 27,46% a.a.	9.6% - 25.01% a.a.
Nominal rate of future salary increases	3,8% a.a.	4.0% a.a.
Nominal growth rate of social security benefits and plans	3,8% a.a.	4.0% a.a.
Initial rate of growth of medical costs	7,95% - 8,99% a.a.	8.16% - 9.72% a.a.
Inflation rate	3,8% a.a.	4.0% a.a.
Biometric table of overall mortality	AT 2000 and BR-SEM	AT 2000 and BR-SEM
Biometric table of entering disability	Per plan	Per plan
Expected turnover rate	-	-
Probability of entering retirement	100% in the 1ª eligibility to a benefit by the plan	100% in the 1ª eligibility to a benefit by the plan

Considering the above assumptions, in accordance with CPC 33 (R1), the present value of the actuarial obligations of the benefit plans and of its assets to cover these obligations, is represented below:

	Years ended December 31 - R$ thousand
	Retirement Benefits		Other post-employment benefits
	2019	2018	2019	2018
(i) Projected benefit obligations:
At the beginning of the year	2,530,590	2,323,338	669,093	563,079
Cost of current service	179	151	-	-
Interest cost	224,508	219,239	60,185	54,654
Participant’s contribution	819	881	-	-
Actuarial gain/(loss) (1)	516,333	179,851	224,683	87,962
Past service cost - plan changes	(3,920)	-	-	-
Early elimination of obligations	-	-	(1,613)	-
Benefit paid	(203,363)	(192,870)	(34,478)	(36,602)
At the end of the year	3,065,146	2,530,590	917,870	669,093

(ii) Plan assets at fair value:
At the beginning of the year	2,363,009	2,375,529	-	-
Expected earnings	209,252	225,060	-	-
Actuarial gain/(loss) (1)	332,368	(61,063)	-	-
Contributions received:			-	-
Employer	14,763	15,472	-	-
Employees	819	881	-	-
Benefit paid	(203,346)	(192,870)	-	-
At the end of the year	2,716,865	2,363,009	-	-

(iii) Changes in the unrecoverable surplus
At the beginning of the year	54,025	206,752	-	-
Interest on the irrecoverable surplus	4,981	20,327	-	-
Change in irrecoverable surplus (1)	(22,851)	(173,054)	-	-
At the end of the year	36,155	54,025	-	-

(iv) Financed position:
Plans in deficit	384,436	221,606	917,870	669,093
Net balance	384,436	221,606	917,870	669,093

 (1) In the year ended December 31, 2019, the remeasurement effects recognized in Equity Valuation Adjustments totaled R$212,188 thousand (R$93,494 thousand in 2018), net of tax effects.

The net cost/(benefit) of the pension plans, recognized in the statement of income, include the following components:

	Years ended December 31 - R$ thousand
	2019	2018
Projected benefit obligations:
Cost of service	(2,689)	151
Cost of interest on actuarial obligations	282,997	273,893
Expected earnings from the assets of the plan	(208,122)	(225,060)
Interest on irrecoverable surplus	4,981	20,327
Net cost/(benefit) of the pension plans	77,167	69,311

68                December 2019

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Maturity profile of the present value of the obligations of the benefit plans defined for the next years:

	On December 31 - R$ thousand
	Retirement Benefits	Other post-employment benefits
Weighted average duration (years)	11.05	13.45
2020	210,932	39,752
2021	216,848	41,258
2022	222,420	44,650
2023	227,727	48,128
2024	232,967	51,921
After 2025	1,227,661	314,796

Contributions to defined-benefit plans are expected to total R$16,500 thousand in 2020.

The long-term rate of return on plan assets is based on the following:

-  Medium- to long-term expectations of the asset managers; and

- Public and private securities, a significant portion of the investments portfolio of our subsidiaries, the profitability of which is higher than inflation plus interest, with short to long-term maturities.

The resources guaranteeing the pension plans are invested in accordance with the relevant legislation (public and private securities, shares of listed companies and properties) and the weighted-average allocation of the pension plan's assets by category is as follows:

	On December 31
	Assets of the Alvorada Plan		Assets of the Bradesco Plan		Assets of the Kirton Plan		Assets of the Losango Plan
	2019	2018	2019	2018	2019	2018	2019	2018
Asset categories
Equities	-	-	9.6%	7.9%	-	-	18.5%	17.7%
Fixed income	93.5%	93.3%	86.6%	87.5%	100.0%	100.0%	78.9%	82.3%
Real estate	5.3%	5.4%	1.9%	2.5%	-	-	-	-
Other	1.2%	1.3%	1.9%	2.1%	-	-	2.6%	-
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

The table below, of the sensitivity analysis of benefit plan obligations, shows the impact on actuarial exposure (8.5% - 10.0% p.a.) by means of the amendment in the premise regarding the discount rate by 1 p.p.:

Rate	Discount rate/Medical inflation rate	Sensitivity Analysis	Effect on actuarial liabilities	Effect on the present value of the obligations
Discount rate	7,45% - 8,45%	Increase of 1 p.p.	reduction	(388,252)
Discount rate	5,45% - 6,45%	Decrease of 1 b.p.	increase	475,824
Medical Inflation	8,95% - 9,99%	Increase of 1 p.p.	increase	112,355
Medical Inflation	6,95% - 7,99%	Decrease of 1 b.p.	reduction	(93,231)

Bradesco, in its offices abroad, provides pension plans for its employees and administrators, in accordance with the standards established by the local authorities, which allows the accrual of financial resources during the professional career of the participant.

Expenses related to contributions made during the year ended on December 31, 2019, was R$877,308 thousand (R$942,427 thousand in 2018).

In addition to this benefit, Bradesco and its subsidiaries offer other benefits to their employees and administrators, including health insurance, dental care, life and personal accident insurance, and professional training. These expenses, including the aforementioned contributions, the amount of R$5,663,320 thousand during the year ended on December 31, 2019 (R$4,550,580 thousand in 2018).

Bradesco     69

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

31)    INCOME TAX AND SOCIAL CONTRIBUTION

a)  Calculation of income tax and social contribution charges

	Years ended December 31 - R$ thousand
	2019	2018
Income before income tax and social contribution	11,259,119	19,482,309
Total burden of income tax and social contribution at the current rates	(4,503,648)	(8,767,039)
Effect on the tax calculation:
Earnings of Associates and Subsidiaries	4,422,520	7,552,566
Net non-deductible expenses of nontaxable income	683,653	350,288
Interest on shareholders’ equity (paid and payable)	2,949,143	3,284,368
Other amounts (1)	7,787,366	(2,804,668)
Income tax and social contribution for the period	11,339,034	(384,485)

(1) Primarily, includes: (i) the exchange rate variation of assets and liabilities, derived from investments abroad; (ii) the effect of R$6,403,185 thousand, referring to the increase in the social contribution rate on banks' net income from 15% to 20% on temporary differences and negative basis, as established in Constitutional Amendment No. 103 promulgated in November 2019; (iii) incentive deductions; and (iv) equalization of the effective rate of non-financial companies in relation to that shown.

b)  Breakdown of income tax and social contribution in the statement of income

	Years ended December 31 - R$ thousand
	2019	2018
Current taxes:
Income tax and social contribution payable	(2,662,793)	(1,969,396)
Deferred taxes:
Amount recorded/realized in the period on temporary differences	12,822,111	(92,642)
Use of opening balances of:
Social contribution loss	(107,068)	(283,290)
Income tax loss	(184,233)	(291,446)
Constitution in the period on:
Social contribution loss	1,167,978	841,995
Income tax loss	303,039	1,410,294
Total deferred tax assets	14,001,827	1,584,911
Income tax and social contribution for the period	11,339,034	(384,485)

c)  Deferred income tax and social contribution

	R$ thousand
	Balance on 12/31/2018	Amount recognized (1)	Realized / Decrease	Balance on 12/31/2019
Allowance for loan losses	30,865,624	13,249,281	(6,120,507)	37,994,398
Civil provisions	1,780,131	2,218,743	(677,657)	3,321,217
Tax provisions	2,549,932	470,318	(87,475)	2,932,775
Labor provisions	2,273,104	1,759,595	(971,318)	3,061,381
Provision for devaluation of securities and investments	1,842,578	1,967,770	(1,066,787)	2,743,561
Provision for devaluation of foreclosed assets	663,981	395,334	(227,629)	831,686
Adjustment to fair value of trading securities	2,189,762	1,339,401	(2,189,752)	1,339,411
Amortization of goodwill	328,766	71,723	(22,089)	378,400
Other	1,994,548	4,350,727	(1,637,567)	4,707,708
Total deductible taxes on temporary differences	44,488,426	25,822,892	(13,000,781)	57,310,537
Income tax and social contribution losses in Brazil and overseas	6,563,058	1,471,017	(291,301)	7,742,774
Subtotal	51,051,484	27,293,909	(13,292,082)	65,053,311
Adjustment to fair value of available-for-sale securities	852,704	2,977	(845,688)	9,993
Total deferred tax assets (Note 9b)	51,904,188	27,296,886	(14,137,770)	65,063,304
Deferred tax liabilities (Note 31e)	2,409,771	2,208,858	-	4,618,629
Deferred tax assets, net of deferred tax liabilities	49,494,417	25,088,028	(14,137,770)	60,444,675

(1) Includes the effect of R$6,403,185 thousand, referring to the increase in the social contribution rate on banks' net income from 15% to 20% on temporary differences and negative basis, as established in Constitutional Amendment No. 103 promulgated in November of 2019.

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The accounting record of the deferred tax assets was made using the rates applicable to the period projected for its realization and is based on the projection of future results and on a technical analysis. On December 31, 2019, no deferred tax assets were constituted, substantially, on temporary differences, in the amount of R$10,567 thousand, which will be recorded upon the effective perspectives of realization, according to the technical study and analyses made by the Board and by the Standards of Bacen.

d)  Expected realization of deferred tax assets on temporary differences, tax loss and negative basis of social contribution

	R$ thousand
	Temporary differences		Carry-forward tax losses		Total
	Income tax	Social contribution	Income tax	Social contribution
2020	9,664,707	7,688,766	228,799	185,370	17,767,642
2021	8,139,136	6,474,475	273,079	220,501	15,107,191
2022	7,430,548	5,916,069	327,423	264,106	13,938,146
2023	6,089,684	4,833,101	1,113,682	898,810	12,935,277
2024	233,294	179,214	1,827,105	2,173,623	4,413,236
After 2024	367,478	294,065	-	230,276	891,819
Total	31,924,847	25,385,690	3,770,088	3,972,686	65,053,311

The projected realization of deferred tax assets is an estimate and it is not directly related to the expected accounting income.

On December 31, 2019, the present value of deferred tax assets, calculated based on the average funding interest rate, net of tax effects, amounts to R$62,299,843 thousand (R$48,172,896 thousand in 2018), of which: R$55,166,007 thousand (R$42,277,633 thousand in 2018) relates to temporary differences and R$7,133,836 thousand (R$5,895,263 thousand in 2018) to tax losses and negative basis of social contribution.

e)  Deferred tax liabilities

	On December 31 - R$ thousand
	2019	2018
Fair value adjustment to securities and derivative financial instruments	1,632,105	57,820
Difference in depreciation	237,400	242,572
Judicial deposit and others	2,749,124	2,109,379
Total	4,618,629	2,409,771

32)    OTHER INFORMATION

a)   The Organization manages investment funds and portfolios with net assets which, on December 31, 2019, amounted to R$1,000,818,236 thousand (R$897,577,143 thousand in 2018).

b)     Private Social Investment

During the year of 2019, the Private Social Investments made by Bradesco and other companies in the Prudential Conglomerate amounted to R$160,464 thousand (R$110,267 thousand in 2018).

c)   Consortium funds

	On December 31 - R$ thousand
	2019	2018
Monthly estimate of funds receivable from consortium members	670,865	653,690
Contributions payable by the group	35,317,947	31,570,330
Consortium members - assets to be included	31,268,865	27,468,111
Credits available to consortium members	6,251,300	6,347,845

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Notes to the Financial Statements of the Prudential Conglomerate

	On December 31 - In units
	2019	2018
Number of groups managed	3,537	3,527
Quantity of assets delivered in the period	271,465	259,238
Quantity of total delivered assets	1,937,381	1,665,916
Quantity of active consortium members in the period	419,844	352,557
Quantity of dropouts and cancellations in the period	266,722	239,996
Quantity of total active consortium members	1,616,675	1,503,817
Quantity of total dropouts and cancellations	1,347,640	1,215,599
Quantity of assets pending delivery	119,223	86,568
Default rate	3.79%	4.05%

d)     CMN Resolution No. 3,786/09 and Circular Letter No. 3,472/09 establish that financial institutions and other entities authorized by Bacen to operate, which are publicly-held companies or which are required to establish an Audit Committee shall, since December 31, 2010, annually prepare and publish in up to 90 days after the reference date of December 31 their consolidated financial statements, prepared under the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). As required by Resolution, on March 7, 2019, Bradesco published its consolidated financial statements for December 31, 2018 and 2017 on its website, in accordance with IFRS.

e)     For the year ended December 31, 2019, there were changes in the rules of compulsory collection as follows:

Description	Previous Rule	Current Rule
Time Deposits	The calculation basis was made up of Interbank Deposits issued to Leasing Companies.	As from July 15, 2019, the Interbank Deposits issued to Leasing Companies were revoked from the calculation basis.
	The compulsory reserve on long-term funds was 33%, based on the calculation basis defined in regulations.	As from July 15, 2019, the compulsory reserve on long-term resources decreased to 31%, based on the calculation defined in regulations.

f)      On May 6, 2019, Bradesco announced to the market, that it has entered into a Share Purchase Agreement (“Agreement”) with the controlling shareholders of BAC Florida Bank (“BAC Florida”), the bank that has offered various financial services in the United States for 45 years, especially to non-resident high net worth Individuals. Bradesco will assume the operations of BAC Florida, with the main objective of expanding the offering of investments in the United States to its high net worth clients (Prime and Private Bank), in addition to other banking services, such as checking accounts, credit card and real estate financing, as well as the opportunity to expand business related to corporate and institutional clients. The acquisition will cost approximately US$500 million.

On September 10, 2019, the Central Bank authorized Bradesco to: (i) to hold up to 100% of the capital of BAC Florida Bank and its subsidiaries - the securities brokerage firm BAC Florida Investments Corp. and the non-financial corporations BAC Global Advisors Inc., 5551 Luckett Road, Inc. and Representaciones Administrativas Internacionales S.A., the latter located in Guatemala and the others located in the U.S.; and (ii) to participate temporarily in the capital of a holding company to be incorporated in the U.S., which should be extinguished in the corporate reorganization (merger) to be conducted to enable Banco Bradesco S.A. to hold 100% of the shares representing the capital of BAC Florida Bank. The completion of the transaction is subject to approval by the competent U.S. regulatory agencies and to compliance with legal formalities.

g)     On August 29, 2019, Bradesco announced the launch the Voluntary Severance Program (PDV 2019), with the objective of contemplating employees who contributed significantly to the Organization throughout their career, offering a set of benefits to help them outside the Organization, in addition to optimizing and making the team structure more flexible in the best market standards, in order to obtaining improvements in productivity indicators. The deadline for adhesion to the program was October 31, 2019, and employees who fit the requirements established in the regulations may join freely and spontaneously. On December 31, 2019, the total costs were R$1,819,232 thousand, with 3,418 members. It should be noted that dismissals are taking place on a scheduled basis, comprising in some cases a period of up to six months from the date of adhesion.

h)     In a meeting held on October 17, 2019, the Board of Directors approved the payment, on October 23, 2019, of extraordinary dividends from profit reserves, in the amount of R$8.0 billion, which represents R$0.948654134 per common share and R$1.043519547 per preferred share.

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Notes to the Financial Statements of the Prudential Conglomerate

i)      Banco Bradesco announced on November 13, 2019, that its indirect subsidiary Ágora Corretora de Titulos e Valores Mobiliários (“Ágora CTVM”) will assume, within 120 days, the operations of non-institutional individuals and legal entities of Bradesco S.A. Corretora de Securities (“Bradesco Corretora”). The centralization of operations took place to consolidate a new investment platform called “Casa de Investimentos”, which will offer more product options and facilities for clients to make their investments.

j)      Banco Bradesco announced to the market on December 9, 2019, that the Board of Directors approved the payment of complementary interest on equity, on December 30, 2019, in the amount of R$4.2 billion, of which, in gross amounts, R$0.503379600 per common share and R$0.553717560 per preferred share, benefiting shareholders who are registered in the registrations until December 19, 2019.

k)     On January 15, 2020, Banco Bradesco announced that it sold the entire shareholding held in Chain Serviços e Contact Center S.A. (“Chain”) to Almaviva do Brasil Telemarketing e Informática S.A..

l)      On January 27, 2020, Bradesco issued US$1.6 billion of senior notes in the international market, composed of two tranches of US$800 million, maturing in January 2023 and January 2025, with remuneration at fixed interest rates 2.85% and 3.20% p.a., respectively.

m)   Ofício CVM – On March 10, 2020, the Securities and Exchange Commission of Brazil (CVM) issued Circular Letter No. 02/2020, which clarifies that it has monitored the impacts of the Coronavirus closely in global capital markets and, in particular, in the Brazilian market. The CVM reports that due to the interconnectivity of the global production chain, some governed by the CVM may be subject to economic and financial impacts arising from the epidemic, and such impacts should be, to the extent possible, reflected in the financial statements of the companies registered with the CVM.

In this sense, among the various risks and uncertainties to which companies are exposed, special attention should be given to those economic events that are related to business continuity and/or to accounting estimates, like for example, in the areas of Recoverability of Assets, Measurement at Fair Value, Active and Passive Provisions and Contingencies, Revenue Recognition and Allowance for Loan Losses.

In addition, two measures were approved at a special meeting of the National Monetary Council (CMN), on March 16, 2020, that aim to help the Brazilian economy to face the adverse effects of the COVID-19. The first measure facilitates the renegotiation of loan operations of businesses and families who have good financial capacity and maintain regular loan operations in course and honor them, allowing adjustments to their cash flows, which will contribute to the reduction of temporary effects arising from the COVID-19. The second measure expands the capacity of using the capital of banks so that they have better conditions to perform any renegotiation in the context of the first measurement and to maintain the flow of loan concessions. In practice, this measure increases the surplus of capital (the difference between the effective capital and the minimum capital required), giving more space and security to banks to keep their plans of loan concessions or even enlarge them in the coming months.

Such measures are added to the recent decision of the Central Bank of Brazil (BCB) to reduce the rate of compulsory collection on installment payments and to improve the rules of the Liquidity Coverage Ratio (LCR) aiming at reducing the overlap between these instruments. The practical and joint effect of these measures is an improvement of the liquidity conditions of the National Financial System (SFN), which will contribute to soften the effects of the COVID-19 on the Brazilian economy.

Due to the above, Banco Bradesco informs that it was not possible, until the date of approval of this financial statement, to measure or anticipate the possible future economic and financial impacts of the COVID-19 pandemic, which need to be adjusted or demonstrated in the financial statements. Bradesco will continue monitoring these impacts.

Oswaldo Tadeu Fernandes
Accountant - CRC 1SP271968/O-5

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Independent Auditors´ Report on the Consolidaded Financial Statements of Prudential Conglomerate

To

Shareholders and the Board of Directors of

Banco Bradesco S.A.

Osasco – SP

Opinion

We have audited the consolidated financial statements of the Prudential Conglomerate of Banco Bradesco S.A. (“Bradesco”), which comprise the consolidated balance sheet as of December 31, 2019 and the respective consolidated statements of income, changes in shareholders’ equity and cash flows for the six-month period and for the year then ended, as well as the related explanatory notes, including a summary of the main accounting policies. These special purpose financial statements have been prepared in accordance with specific procedures established by Resolution 4280, dated October 31, 2013, of the National Monetary Council (CMN) and supplementary regulations of the Central Bank of Brazil (BACEN), described in the note 2 – Presentation of the financial statements.

In our opinion, the accompanying consolidated financial statements of the Prudential Conglomerate present fairly, in all material respects, the consolidated financial position of the Prudential Conglomerate of Bradesco S.A. as of December 31, 2019, the consolidated performance of its operations and its respective consolidated cash flows, for the six-month period and for the year then ended, in accordance with the Resolution 4280/13 of CMN, and supplementary regulations of BACEN, for the preparation of special purpose consolidated financial statements, as described in the note 2 to the financial statements.

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing (ISAs). Our responsibilities under those standards, are further described in the “The Auditors’ responsibilities for the audit of the consolidated financial statements of the Prudential Conglomerate” section of our report. We are independent of Bradesco and its subsidiaries, in accordance with the ethical requirements established in the Accountant´s Professional Ethics Code and the professional standards issued by the Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis

We draw attention to note 2 to the consolidated financial statements that disclose that the consolidated financial statements of the Prudential Conglomerate of Bradesco were prepared by Bradesco´s management to meet the requirements of Resolution 4280/13 of CMN, and supplementary regulations of BACEN. Consequently, our report on these consolidated financial statements has been prepared solely for meeting these specific requirements and thus may not be appropriate for other purposes. Our opinion is not modified in relation to this topic.

Key Audit Matters

Key audit matters are those that, in our professional judgment, were of most significance in our audit of the six-month period and for the year ended December 31, 2019. These matters were treated in the context of our audit of the consolidated financial statements of the Prudential Conglomerate as a whole, and in forming our opinion thereon, and, we do not express a separate opinion on these matters.

Allowance for doubtful accounts

As disclosed in Notes 3g and 8, for purposes of measuring the allowance for doubtful accounts, which total amount shown in the consolidated financial statements of Prudential Conglomerate is R$ 36,663,729 thousand, Bradesco classifies its loans (which comprise loans, leasing, advances on foreign exchange contracts, other receivables with credit characteristics), into nine risk levels, taking into account inputs and assumptions, from clients and operations, such as late payments, economic and financial position, indebtedness level, economic sector, collateral characteristics, and the other factors and assumptions described in CMN Resolution No. 2,682/99, with rating “AA” being the minimum risk level, and “H” the maximum risk level. Bradesco initially applies the loss percentages established in such Resolution for each

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risk level for purposes of calculating the allowance and further increases the allowance, when necessary, based on additional internal evaluations (excess provision). The loans classification into risk levels as well as the loss percentages related to each risk level requires Bradesco to make assumptions and judgments, based on its internal risk classification methodologies, and the allowance for doubtful accounts represent Bradesco’s best estimate of the portfolio losses. Due to the relevance of loans and the uncertainties related to the estimate of the allowance for doubtful accounts, we consider this as a relevant matter to our audit.

How our audit approached this matter

We evaluate the design and operating effectiveness of the key internal controls related to the approval processes, recording and accrual of loans as well as the internal risk rating methodologies that support the classification of transactions, the main assumptions used for calculation and the arithmetic accuracy of the allowance for doubtful accounts. We also evaluate, on a sample basis, whether Bradesco met the minimum requirements established by the CMN Resolution No. 2,682/99, related to the determination of the allowance for doubtful accounts. We also evaluated the disclosures made in the consolidated financial statements of Prudential Conglomerate, described in Notes 3g and 8.

Based on the evidence obtained from the procedures summarized above, we considered adequate the amount of the allowance for doubtful accounts, as well as the respective disclosures of Bradesco, in the context of the consolidated financial statements of Prudential Conglomerate taken as a whole for the six-month period and for the year ended December 31, 2019.

Measurement and evaluation of derivative financial instruments and securities

As disclosed in the Notes 3e, 3f and 6, derivative financial instruments amount to R$ 14,340,061 thousand (assets) and R$ (14,104,410) thousand (liabilities) and securities amount to R$ 318,183,969 thousand.  For the financial instruments measured at market value, whose market prices or parameters are not observable, the determination of market values is subject to a high level of uncertainty, according as Bradesco performs significant judgments to estimate these values. In addition, financial assets classified as Available for Sale and Held to Maturity are also evaluated as indications of evidence of impairment losses, which also involves a high level of judgment in their determination. Therefore, we consider the measurement of the market value and assessment of indicators of evidence of impairment losses of these financial instruments as a relevant matter to our audit.

How our audit approached this matter

We evaluate the design and operating effectiveness of the relevant internal controls implemented by Bradesco to mitigate the risk of material misstatement in the consolidated financial statements of Prudential Conglomerate arising from uncertainties in the market value measurement of financial instruments. For a sample of financial instruments, which market price measurement parameters are not observable, we evaluate, with the technical support of our specialists in financial instruments, the models developed by Bradesco for determining market values and the reasonableness of data, parameters and information included in the pricing models used. Additionally, we recalculate, on a sample basis, the market value of these financial instruments, as well as analyze the policies criteria and policies related to indications of evidence of impairment losses. Our procedures also included the evaluation of the Bradesco´s disclosures in the consolidated financial statements of Prudential Conglomerate described in Notes 3e, 3f and 6.

Based on the evidence obtained from the procedures summarized above, we considered adequate the market value measurement of financial instruments, the evaluation of indicators of impairment losses and respective disclosures in the context of the consolidated financial statements of Prudential Conglomerate taken as a whole for the six-month period and for the year ended December 31, 2019.

Provisions and contingent liabilities - tax, civil and labor

As described in Notes 3o and 16, Bradesco is defendant in lawsuits of tax, civil and labor nature, related to the normal course of its activities, which total provision recognized in the consolidated financial statements of Prudential Conglomerate amounts to R$ 7,133,605 thousand, R$ 7,393,985 thousand, and R$ 6,832,207 thousand, respectively. Some laws, regulations and legal disputes in Brazil have high complexity levels, and, therefore, the measurement, recognition and disclosure of Provisions and

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Contingent Liabilities, related to lawsuits, and/or, in certain cases, adherence to laws and regulations, require Bradesco’s professional judgment. Due to the relevance, complexity and judgment involved in the evaluation, measurement, disclosures related to Provisions and Contingent Liabilities as well as the compliance with laws and regulations, we consider this matter relevant to our audit.

How our audit approached this matter

Our audit procedures included the evaluation of the design and operating effectiveness of the key internal controls related to the identification, evaluation, measurement and disclosure of Provisions and Contingent Liabilities, as well as those related to the compliance with laws and regulations. We evaluated the sufficiency of the recognized tax, civil and labor provisions and disclosed contingency amounts, by evaluating the criteria and assumptions adopted in the measurement methodology, considering the assessment of the internal and external legal advisors of Bradesco, as well as historical data and information. In addition, with the support of our legal experts, we evaluated the likelihood of unfavorable outcome and the documentation and information related to the main tax and civil, matters involving Bradesco. We also evaluated whether the disclosures in the consolidated financial statements of Prudential Conglomerate are in accordance with the applicable accounting practices and provide information on the nature, exposure and amounts of provisions or disclosures related to the main tax, civil and labor matters in which Bradesco is involved.

Based on the evidence obtained from the procedures summarized above, we considered adequate the amount of the tax, civil and labor provisions and contingent liabilities of Bradesco, as well as the respective disclosures in the context of the consolidated financial statements of Prudential Conglomerate taken as a whole for the six-month and for the year ended December 31, 2019.

Expected realization of deferred tax assets

The consolidated financial statements of Prudential Conglomerate include deferred tax assets in the amount of R$ 65,063,304 thousand (Note 31c) which realization is based on estimates of future profitability based on business plans and budgets prepared by Bradesco and which are supported by several economic and business assumptions. As described in Note 3h, Bradesco evaluates, at least when the preparation of the financials, the assumptions and estimates of taxable profit and growth rates. Due to the degree of judgment inherent in the determination of these estimates and the potential impact that eventual changes in the assumptions could cause in the expected realization of deferred tax assets, we consider this matter relevant to our audit.

How our audit approached this matter

Our audit procedures included the evaluation of the design and operating effectiveness of the relevant internal controls related to Bradesco´s assessment of the capacity of realization of deferred tax assets. We evaluate the reasonableness and consistency of the data used for preparing the technical studies and the assessment of the capacity of realization of deferred tax assets. In addition, we test the mathematical calculations included in the technical studies of realization of respective deferred tax assets. Our procedures also included the evaluation of the disclosures made by Bradesco in the consolidated financial statements of Prudential Conglomerate.

Based on the evidence obtained from the procedures summarized above, we considered adequate the measurement, the record and the evaluation of deferred tax assets and the respective disclosures in the context of the consolidated financial statements of Prudential Conglomerate taken as a whole for the six-month period and for the year ended December 31, 2019.

Impairment of intangible assets

The consolidated financial statements of Prudential Conglomerate include intangible assets, which comprise  goodwill on acquisitions in the amount of R$ 3,509,882 thousand and other intangible assets in the amount of R$ 4,426,998 (Note 13) which realization is based on projections of future results, business plans and budgets prepared by Bradesco related to cash generating units (CGU) and which are supported by several economic and business assumptions. As described in Notes 3l and 3m, Bradesco evaluates, at least yearly, the assumptions and estimates of profitability of the cash generating units (CGU) to which goodwill and intangible assets are allocated, growth rates, discount rates, and cash flow projections and

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the indications of evidence of impairment losses of the assets. Due to the degree of judgment inherent in the determination of these estimates and the potential impact that eventual changes in the assumptions could cause in the consolidated financial statements of Prudential Conglomerate, we consider this matter relevant to our audit.

How our audit approached this matter

Our audit procedures included the evaluation of the design and operating effectiveness of the relevant internal controls related to Bradesco´s assessment of indicators of impairment of intangible assets. In addition, on a sample basis, we evaluate with the technical support of our corporate finance specialists the reasonability and the consistence of data and assumptions used on this evaluation. Our procedures also included the evaluation of the disclosures made by Bradesco in the consolidated financial statements of Prudential Conglomerate.

Based on the evidence obtained from the procedures summarized above, we considered adequate the measurement, the record and the evaluation of recoverable amounts of the assets and the respective disclosures in the context of the consolidated financial statements of Prudential Conglomerate taken as a whole for the year ended December 31, 2019.

Technical Provisions – Insurance and Pension Plans – recorded as investments measured under the equity method

As mentioned in Notes 3j and 11, Bradesco has investments measured under the equity method, which has liabilities related to insurance contracts and pension plans denominated Technical Provisions, in the amount of R$ 265,927,106 thousand, which includes, among others, the following provisions: Provisions for Incurred and Unreported claims (IBNR) in the amount of R$ 10,560,201 thousand, Mathematical Provisions of Benefits to be Granted - Insurance in the amount of R$ 1,462,699 thousand, Mathematical Provisions of Benefits Granted in the amount of R$ 410,410 thousand, Provisions for Premiums Insufficiency (PIP) in the amount of R$ 1,925,656 thousand, Provisions for Related Expenses in the amount of R$ 743,992 thousand and Other Technical Provisions in the amount of R$ 1,647,054 thousand. Provisions identified above, as well as the liability adequacy test, requires judgment in the selection of methodologies and assumptions which includes, among others, expectations of loss ratio, longevity, persistency, interest rates and medical costs. Due to the relevance of Technical Provisions and the impact that eventual changes in assumptions used in the calculation of the technical provision and in the liability adequacy test would have in the consolidated financial statements of Prudential Conglomerate, we consider this matter relevant to our audit.

How our audit approached this matter

Our procedures included planning and communication of the audit scope to the subsidiaries, discussion of the risks of significant misstatements and instructions to the auditors of those subsidiaries. We met with these auditors, reviewed and evaluated their work, which considered, among others aspects, the matters described above that could significantly affect the net income of the consolidated financial statements of the Prudential Conglomerate of Bradesco. We also evaluated the audit evidence obtained and the documentation of the specialists involved by the auditor of the subsidiaries. We analyzed the communications and reports sent by the auditors of the subsidiaries, as well as the procedures performed and conclusions obtained, specifically the determination of materiality, the effect of unadjusted audit misstatements and the procedures performed to respond to risks. Our procedures also included the evaluation of the disclosures made by Bradesco in the consolidated financial statements of the Prudential Conglomerate.

Based on evidence obtained from the procedures summarized above, we considered adequate the level of provision in the subsidiaries and the respective disclosures in the context of the consolidated financial statements of Prudential Conglomerate taken as a whole for the six-month period and for the year ended December 31, 2019.

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Application controls and information technology general controls

Bradesco has a technological structure as well as a technology investment plan for conducting its business. The technology environment has processes of access management and changes in the systems and applications, development of new programs, besides automated controls and/or controls with automated components in the several relevant processes. In order to maintain its operations, Bradesco provides its employees with access to systems and applications, taking into account the duties performed by them and within its organizational structure. The controls to authorize, monitor, restrict, and/or revoke the respective accesses to this environment are important to assure that the accesses and information updates are appropriately performed and by the appropriate professionals, to mitigate the potential risk of fraud or error arising from inappropriate access or change in a system or information, and to guarantee the integrity of the financial information and accounting records. In view of the high investment level and heavy dependence of Bradesco on its technological systems, the high daily volume of processed transactions and the importance of access controls and the management of changes in its systems and applications, we consider that this area is relevant to our audit.

How our audit approached this matter

We analyze the design, the implementation and the operating effectiveness of access key controls, such as authorization of new users, revocation of terminated users, and periodic monitoring of active users were tested, on a sample basis, with the assistance of our information technology specialists, whenever we plan to rely on specific information extracted from certain systems, considered relevant for the purpose of preparing the financial statements. In areas where our judgment is highly dependent on information technology, our tests included assessing password policies, security settings, and control over developments and changes in systems and applications. In addition, when we identify key internal controls for the financial reporting process and other relevant fully automated processes or with some component dependent on systems and applications, we tested, with the assistance of our information technology specialists, the design and operating effectiveness of these controls.

The evidence obtained from the above summarized procedures has allowed us to consider information from certain systems to plan the nature, time and extension of our substantive tests in the context of the consolidated financial statements of Prudential Conglomerate taken as a whole for the six-month period and for the year ended December 31, 2019.

Other matters

Bradesco prepared a set of general-purpose consolidated financial statements for the year ended December 31, 2019, in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil, on which we issued an audit report without modifications dated February 04, 2020.

Statements of added value

The consolidated statement of added value for the six-month period and for the year ended December 31, 2019, prepared under the responsibility of Bradesco's management, and presented as supplementary information in relation to the special purpose required by Resolution 4,280, dated October 31, 2013, of the National Monetary Council (CMN) and supplementary regulations of the Central Bank of Brazil (BACEN), was subjected to audit procedures performed in conjunction with the audit of Bradesco's financial statements of the Prudential Conglomerate of Bradesco. For the purposes of forming our opinion, we assess whether these statements are reconciled with the consolidated financial statements of Prudential Conglomerate and accounting records, as applicable, and if their form and content are in accordance with the criteria set forth in Technical Pronouncement CPC 09 - Statement of Value Added. In our opinion, these consolidated statements of value added have been properly prepared, in all material respects, in accordance with the criteria set forth in this Technical Pronouncement and are consistent with the consolidated financial statements of the Prudential Conglomerate taken as a whole.

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Independent Auditors´ Report on the Consolidaded Financial Statements of Prudential Conglomerate

Responsibilities of management and those in charge with governance for the consolidated financial statements of the Prudential Conglomerate

Management is responsible for the preparation and fair presentation of the consolidated financial statements of the Prudential Conglomerate in accordance with the Resolution 4280/13 of CMN, and supplementary regulations of BACEN, which main criteria and accounting practices adopted are described in note  2 to the financial statements, and the internal controls as management determines is necessary to enable the preparation of consolidated financial statements of the Prudential Conglomerate that are free from material misstatement whether due to fraud or error.

In preparing the consolidated financial statements of the Prudential Conglomerate, management is responsible for assessing Bradesco’s ability to continue as going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting, unless management either intends to liquidate Bradesco and its subsidiaries or to cease operations, or there has no realistic alternative but to do so.

Those charged with governance are those responsible for overseeing Bradesco´s financial reporting process in preparing the consolidated financial statements of the Prudential Conglomerate.

Auditor’s responsibilities for the audit of the consolidated financial statements of the Prudential Conglomerate

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements of the Prudential Conglomerate, prepared by the management in accordance with Resolution 4280/13 of CMN, and supplementary regulations of BACEN, as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor´s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements of Prudential Conglomerate.

As part of an audit in accordance with the Brazilian and International Standards on Auditing, taking into account NBC TA 800 (Special Conditions - Auditing of Financial Statements according to Special Purpose Accounting Structures), we exercise professional judgment, and maintain professional skepticism throughout the audit. We also:

•    Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and performed audit procedures responsive to those risks, and obtained audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting material misstatement resulting from fraud is higher than for the one resulting from error, as fraud may involve collusion, forgery, intentional omission or misrepresentations, or the override of internal controls.

•    Obtain an understanding of internal control relevant to the audit to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Bradesco and its subsidiaries internal control.

•    Evaluate the appropriateness of the accounting policies used and the reasonableness of accounting estimates and related disclosures made by Bradesco.

•    Conclude on the appropriateness of management’s use of the going concern basis of accounting, and, based on the audit evidence obtained, whether material uncertainty exists related to events or conditions that may cast significant doubt on Bradesco’s ability to continue as going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements, or if such disclosures are inadequate to modify our opinion. Our conclusions are based on the audit evidences obtained up to the date of our auditor’s report. However, future events or conditions may cause Bradesco and its subsidiaries to cease to continue as a going concern.

Bradesco     79

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Independent Auditors´ Report on the Consolidaded Financial Statements of Prudential Conglomerate

•    Evaluate the overall presentation, structure and content of the consolidated financial statements of Prudential Conglomerate, including the disclosures and whether the consolidated financial statements of Prudential Conglomerate represent the underlying transactions and events in a manner that achieves fair presentation.

•    Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements of Prudential Conglomerate. We are responsible for the direction, supervision and performance of group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provided those charged with governance with a statement that we have complied with the relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be though to bear our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determined those matters that were of most significance in the audit of the consolidated financial statements of Prudential Conglomerate of the six-month and the year ended on December 31, 2019, and those are therefore the key audit matters. We describe these matters in our auditor’s report, unless law or regulation precludes public disclosure about the matters, or when, in extremely rare circumstances, we determine a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefit of such communication.

Osasco, March 26, 2020

KPMG Auditores Independentes

CRC SP-028567/F

Original report in Portuguese signed by

André Dala Pola

Accountant CRC 1SP214007/O-2

80                December 2019

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 30, 2020

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.